AMSCAN HOLDINGS, INC.

                    9 7/8% SENIOR SUBORDINATED NOTES DUE 2007

         (GUARANTEED BY CERTAIN OF AMSCAN HOLDINGS, INC.'S SUBSIDIARIES

                              AS DESCRIBED HEREIN)
                                 _____________


       This Prospectus applies to certain of the issued and outstanding 9 7/8% Senior Subordinated Notes due 2007 (the "Notes") of Amscan Holdings, Inc. The Notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of our domestic subsidiaries. Interest on the Notes is payable semiannually on June 15 and December 15 of each year. See "Description of Notes."


       The Notes are general, unsecured obligations ranking pari passu with all senior subordinated debt of Amscan Holdings, Inc. and each of the subsidiary guarantors. The Notes are senior in right of payment to all present and future subordinated indebtedness, if any, of Amscan Holdings, Inc. and the subsidiary guarantors. As of December 31, 2002, the senior debt of the Company and all of its subsidiaries was approximately $188.6 million. See "Risk Factors -- Substantial Leverage; Ability to Service Indebtedness."

       Subject to certain other conditions, we may redeem the Notes in whole or part, from time to time, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Upon certain types of changes of control of Amscan Holdings, Inc., we will be obligated to make an offer to purchase the Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. See "Prospectus Summary -- Summary of Terms of Notes" and "Description of Notes."

       SEE "RISK FACTORS," BEGINNING ON PAGE 15, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE NOTES.
                                 _____________


       NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 _____________

       This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. ("Goldman Sachs"), Spear Leeds & Kellogg, L.P. ("Spear Leeds") and other broker-dealer subsidiaries of Goldman Sachs or Spear Leeds (the "Goldman Entities") in connection with offers and sales in market-making transactions of the Notes. Amscan Holdings will not receive any of the proceeds of such sales. Goldman Entities may act as a principal or agent in such transactions. The Notes may be offered in negotiated transactions or otherwise.

GOLDMAN, SACHS & CO.                                 SPEAR LEEDS & KELLOGG, L.P.
                                 _____________


                 The date of this Prospectus is October 2, 2003.


       YOU MUST RELY ONLY ON THIS PROSPECTUS OR OTHER INFORMATION WE DIRECTLY REFER YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. YOU MAY ASSUME THE ACCURACY OF THE CONTENTS OF THIS PROSPECTUS ONLY THROUGH THE DATE HEREOF. IF YOU LIVE IN A JURISDICTION THAT PROHIBITS THE OFFERING OR SALE OF THE NOTES, YOU MAY NOT PURCHASE THE NOTES.

YOU MUST RELY ONLY ON THIS PROSPECTUS OR OTHER INFORMATION AMSCAN HOLDINGS, INC. DIRECTLY REFERS YOU TO. AMSCAN HOLDINGS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. YOU MAY ASSUME THE ACCURACY OF THE CONTENTS OF THIS PROSPECTUS ONLY THROUGH THE DATE HEREOF. IF YOU LIVE IN A JURISDICTION THAT PROHIBITS THE OFFERING OR SALE OF THE NOTES COVERED BY THIS PROSPECTUS, YOU MAY NOT PURCHASE THE NOTES.

                               ____________________

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Available Information....................................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................  15
The Transaction..........................................................  19
Use of Proceeds..........................................................  20
Capitalization...........................................................  20
Management's Discussion and Analysis of Financial Condition and
        Results of Operations............................................  22
Business.................................................................  32
Management...............................................................  41
Ownership of Capital Stock...............................................  47
Description of Senior Debt...............................................  51
Description of Notes.....................................................  54
Description of Certain Federal Income Tax Consequences of an
        Investment in the Notes..........................................  82
Plan of Distribution.....................................................  85
Experts..................................................................  85
Validity of the Notes....................................................  85
Index to Financial Statements............................................ F-1

                              AVAILABLE INFORMATION

       Amscan Holdings, Inc. and all of its subsidiaries that guarantee the Notes filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933 with respect to the Notes. This Prospectus is a part of that Registration Statement but does not contain certain exhibits and financial
statement  schedule  to  the  Registration  Statement.   For  a  more  complete
description of the Notes, the business and financial prospects of the Company, you can refer to the Registration Statement and its exhibits and schedule.


       We presently file reports as if we were subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, we file periodic reports with the SEC that include information about the Company and the guarantor subsidiaries. In addition, we will send to each holder of Notes copies of annual reports and quarterly reports containing the information required to be filed under the Exchange Act. So long as we file periodic reports under the Exchange Act, we will furnish the information filed with the SEC to The Bank of New York, which is the trustee representing the Note holders, and to each Note holder.

       We file reports and other information electronically with the SEC. The SEC maintains an Internet site (http://www.sec.gov) that enables you to obtain and review such materials regarding the Company and all other registrants that file electronically. You also can inspect and copy such materials at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, you may obtain and copy such materials from the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                               PROSPECTUS SUMMARY


       The following is a summary that highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should read the entire prospectus, including "Risk Factors" beginning on page 15 and our consolidated financial statements (including the notes thereto) carefully.


       Unless the context otherwise requires, references herein to "Amscan," the "Company," "we," "us" and "our" refer to Amscan Holdings, Inc., a Delaware corporation whose principal offices are located at 80 Grasslands Road, Elmsford, New York, telephone number (914) 345-2020, and each of its consolidated subsidiaries, including those in which the Company owns less than 100% of the capital stock.

  SAFE HARBOR STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

       This prospectus includes "forward-looking statements" within the meaning of various provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, including any changes to operations, goals, expansion and growth of our business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Actual results may differ materially from those discussed. Whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to the following:



       o our sales volume is concentrated with particular customers and our financial condition and results of operations could be adversely affected by a deterioration in the volume of purchases by these customers;

       o we advance credit to our customers and a deterioration in the financial condition of significant customers could cause us to incur material credit-related charges;

       o if we are unable to identify and capitalize on changing design trends and customer preferences, our sales volume and margins could be adversely affected;

       o      we face intense competitive pressures;

       o our margins could be adversely affected by increased costs of raw materials, including paper and petroleum-based resins; o we may make acquisitions which could expose us to acquisition-related risks;

       o if we are unable to retain key management and other personnel, we may be unable to maintain and successfully develop our business;

       o certain investment funds managed by Goldman, Sachs & Co. have a significant interest in us and they may influence decisions regarding us with which other stockholders may disagree;

       o our substantial indebtedness may limit our ability to obtain additional financing and will require that a significant portion of our cash flow be applied to service debt;

       o we face changes in general business conditions and other factors that might be described from time to time in our filings with the SEC; and

       o      we face other factors that are beyond our control.

       Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and other cautionary language included in this Prospectus, and the actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to or effects on us or our business or operations. Future revenue and margin trends cannot be reliably predicted. Changes in such trends may cause us to adjust our operations in the future. Because of these and other factors, recent trends should not be considered reliable indicators of future financial results. In addition, our highly leveraged nature may impair our ability to finance future operations and capital needs and our flexibility to respond to changing business and economic conditions and business opportunities.

                                    BUSINESS

Our Company


       We believe we are one of the largest manufacturers and distributors of decorative party goods in the United States and the largest manufacturer of metallic balloons in the world. We offer one of the broadest and deepest product lines in the industry. Our party products include paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. Our gift and stationery product lines encompass home, garden, baby and wedding products for general and seasonal gift giving or self-purchase. We sell our products through party superstores, other party goods retailers, independent card and gift stores, other retailers and distributors throughout the world, including North America, South America, Europe, Asia and Australia. We believe we are the leading supplier to party superstores in the United States, which represented approximately 44% of our sales in 2002, and we have developed a specialty sales force that focuses on card and gift stores and other independent retailers. We manufacture items representing over 60% of 2002 sales and purchase the remainder from third-party manufacturers, many of whom are located in Asia.

       We have grown in recent years through a combination of organic growth and acquisitions, with sales of $208.8 million in 1997 and $385.6 million in 2002, representing a compound annual growth rate of 13% during the past five years. In 2002, our operating income was approximately $48.7 million and our net income was approximately $16.5 million.


Our Strengths

       We believe our strengths are as follows:


       o Category Leader in Party Goods including Balloons. We believe we are one of the largest manufacturers and distributors of decorative party goods in the United States and the largest manufacturer of metallic balloons in the world. We believe we are a leading supplier to companies within the fast-growing party superstore distribution channel, with whom we have positioned ourselves as a responsive and comprehensive supplier of proprietary, well-designed and high quality products. Our sales to party goods superstores represented approximately 44% of total sales in 2002, and our sales to superstores have grown by an 11% compound annual growth rate during the past five years. To strengthen our position as a leader in the party goods industry and to broaden our product line, we acquired Anagram International Inc. and certain related companies and M&D Industries, Inc. (f/k/a M&D Balloons, Inc.) ("M&D Industries") in 1998 and 2002, respectively, both of which manufacture metallic balloons. Our metallic balloons are sold throughout the world, and many of them incorporate advanced film technology and feature characters covered by our strong portfolio of character licenses.

       o Expansive Product Breadth. With approximately 38,000 stock keeping units ("SKU's"), we offer one of the broadest and deepest product lines in the industry and allow convenient "one-stop shopping" for both large superstore and smaller retailers. Our offering includes approximately 390 party ensembles, which generally contain 30 to 150 design-coordinated items spanning tableware, accessories, novelties, decorations, gifts and stationery. The breadth of these ensembles enables retailers to encourage additional sales for a single occasion. Furthermore, our ensembles span a wide range of lifestyle events from age-specific birthdays to themed celebrations and sporting events, as well as religious and seasonal holidays. Approximately 80% of our sales consist of products designed for non-seasonal occasions.

       o Innovative Product Development and Design Capabilities. Our 114 person in-house design staff continuously develops fresh, innovative and contemporary product designs and concepts. In 2002, for example, we introduced over 4,000 new products and over 65 new ensembles. Our proprietary designs help us keep our products differentiated from the competition.

       o State-of-the-Art Manufacturing and Distribution Technology. Our highly automated, vertically integrated manufacturing capability (i.e., our ability to perform each of the steps in the process of

       o converting raw materials into our finished products) enables us to control costs, monitor product quality and manage inventory investment better and provide more efficient order fulfillment. We manufacture items representing over 60% of our 2002 sales. Our facilities in New York, Kentucky, Rhode Island, Minnesota, Illinois and Mexico are highly automated and produce paper and plastic plates and cups, napkins, metallic balloons and other party and novelty items. Our electronic-order entry and information systems allow us to manage our inventory with minimal waste, achieve average fill rates in excess of 90% and provide quick order turnaround times generally between 24 and 48 hours. Our distribution facilities are principally located in New York, represent more than 1,000,000 square feet in the aggregate, and include a new 544,000 square foot domestic facility which became fully operational during the fourth quarter of 2002.

       o Highly Experienced and Incentivized Senior Management. Our Chief Executive Officer, Gerald C. Rittenberg, has over 25 years of experience in the decorative party goods industry and our President and Chief Operating Officer, James M. Harrison, has more than 15 years experience in the industry. Under their leadership, our sales have grown from $208.8 million in 1997 to $385.6 million in 2002. Most senior management have equity ownership and/or stock options. Our senior management also has a demonstrated track record of integrating acquisitions and achieving significant cost savings.


Our Strategy

       Our objective is to be the primary source for consumers' party goods requirements as well as a recognized supplier of quality stationery and gift items. The key elements of our strategy are as follows:


       o      Build  upon  Position  as  a  Leading   Provider  to  Party  Goods
              Retailers. We will continue to offer convenient "one-stop shopping" for both large superstore and smaller party goods retailers. We will seek to grow our sales to existing stores by increasing our share of sales volume and shelf space, continuing to develop innovative new products and by helping retailers promote coordinated ensembles that boost average purchase volume per consumer through "add on" or impulse purchases. Given our position in the party superstore distribution channel and the strength of our relationships with all major chains, we expect our sales will also grow in tandem with growth in the number of party superstores.

       o Increase Penetration in Independent Retail Distribution Channel. We also believe there is a significant opportunity to expand our sales to card and gift stores and other independent retailers. By introducing a new gift product line and increasing our specialty sales force to its current size of 135, our sales to this distribution channel have grown from approximately $15 million in 1999 to $38 million in 2002. We have made significant investments by adding management and expanding our customer service and marketing infrastructure to support the existing sales force as well as additional sales representatives that we expect to hire. As our existing representatives become more seasoned and productive, and as we add new representatives, we expect to increase sales and profitability from this distribution channel as sales growth is achieved with relatively fixed support costs.

       o Capitalize on Investments in Infrastructure. We intend to increase our sales and profitability by leveraging the significant investments that we have made in our infrastructure. In addition to building our specialty sales force and expanding our gift product offerings, we invested approximately $30 million to construct a new 544,000 square foot distribution facility that will enable us to consolidate further our distribution capabilities through 2003. We expect these changes will enable us to support substantially greater sales volume over the long term. We also expect to realize additional savings from our integration of our recent acquisition of M&D Industries with our Anagram operations.

       o Expand International Presence. We believe there is an opportunity to expand our international business, which represented approximately 14% of our sales in each of the years in the three-year

o
       period ended December 31, 2002. We currently have a presence in Mexico, Canada, Europe and Asia. We have our own sales force in Mexico, Canada, and the United Kingdom, and operate through third-party sales representatives elsewhere. The market for decorative party goods outside the U.S. is less mature due to lower consumer awareness of party products and less developed retail distribution channels. Our strategy is to grow our international sales by broadening our distribution network, increasing accessorization and customization of our products to local tastes and holidays and continuing to deepen retail penetration. We have identified the U.K., Germany and Australia as the most attractive opportunities for expansion at the present time, based on their demographics, celebratory customs and practices, recent recognition of the party superstore concept and use/acceptance of the English language.

       o Continued Growth through Targeted Acquisitions. We believe that there will be from time to time opportunities to make acquisitions of complementary businesses. Through such businesses, we can leverage our existing marketing, distribution and production capabilities, expand our presence in the various retail distribution channels, further broaden and deepen our product line and increase our penetration in international markets.

           THE MAJORITY SHAREHOLDER, GS CAPITAL PARTNERS II, L.P. AND
                           AFFILIATED INVESTMENT FUNDS

       The GS Capital Partners family of funds is the primary vehicle that The Goldman Sachs Group, Inc. ("GS Group") uses to make privately negotiated equity and equity-related investments in non-real estate transactions. GS Capital Partners II, L.P. and its affiliated offshore investment funds were formed in May 1995 with total committed capital of $1.75 billion, $300 million of which was committed by GS Group, with the remainder committed by institutional and individual investors.


       GS Capital Partners II, L.P. and affiliated funds (collectively, "GSCP") invested approximately $61.9 million in connection with our merger with Confetti Acquisition Corp. in December of 1997 and currently holds approximately 66.5% of the issued and outstanding shares of our Common Stock. In March 2001, GSCP invested an additional $6.0 million in the Company when it purchased 40 shares of the our Series A Redeemable Convertible Preferred Stock, constituting all of the then issued and outstanding shares of such series and, in March 2002 and 2003, received a dividend of 2.4 shares and 2.5 shares, respectively, of Series A Redeemable Convertible Preferred Stock. See "Capitalization" and "Ownership Of Capital Stock."

                                 CAPITALIZATION


       The following table sets forth our capitalization as of December 31, 2002. The information set forth below should be read in conjunction with our Consolidated Financial Statements and the related notes thereto and
"Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.


                                                        As of December 31, 2002
                                                        -----------------------
                                                        (Dollars in Thousands)

Cash and cash equivalents ...................................   $   2,400
                                                                =========

Total debt (including current portion):

   Revolving Credit Facility (1) ............................   $       0
   Term Loan (2) ............................................     168,308
   Notes ....................................................     110,000
   Mortgage obligations .....................................      19,981
   Capital leases and other .................................         351
                                                                ---------
      Total debt ............................................     298,640
Redeemable convertible preferred stock (3) ..................       6,646
Redeemable Common Stock .....................................      30,523
Stockholders' deficit (4) ...................................     (46,283)
                                                                ---------
      Total capitalization ..................................   $ 289,526
                                                                =========

_______________



(1) We have the ability to borrow up to $30 million pursuant to our Revolver (as defined herein). The Revolver is available for working capital purposes and acquisitions, subject to certain limitations and restrictions. See "Description of Senior Debt."

(2) On December 20, 2002, we amended and restated our then existing credit facility with various lenders. Under the terms of the Credit Agreement (as defined herein), the lenders agreed to amend and restate our existing credit agreements in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 term loan (the "Term Loan") and borrowings up to $30,000,000 pursuant to our Revolver. The proceeds of the Term Loan were used to redesignate and replace our AXEL term loan and revolver borrowings existing under our existing credit facility at the closing date and to pay certain fees and expenses associated with the refinancing.

(3) In March 2001, GSCP purchased 40 shares of our Series A Redeemable Convertible Preferred Stock for $6.0 million and, in March 2002 and 2003, received a dividend of 2.4 shares and 2.5 shares, respectively, of Series A Redeemable Convertible Preferred Stock.

(4) Upon completion of the Transaction (as defined herein) in December 1997, we had a negative net worth for accounting purposes. In the merger, GSCP paid $61.9 million for approximately 82.5% of our Common Stock. In addition, certain of our employees acquired and the Estate (as defined herein) retained approximately 7.5% and 10%, respectively, of our Common Stock which, based upon the price per share paid by GSCP, had an aggregate value of approximately $13.1 million. Combined with GSCP's payment of $61.9 million, these holdings had an aggregate value of approximately $75.0 million at December 19, 1997.

                            SUMMARY OF TERMS OF NOTES

Issuer...........................     Amscan Holdings, Inc.

Securities Outstanding...........     $110.0 million principal amount of 9 7/8%
                                      Senior  Subordinated  Notes due December
                                      15, 2007.

Maturity Date....................     December 15, 2007.


Guarantees.......................     Our  payment obligation under the Notes is
                                      jointly and  severally guaranteed  on a
                                      senior  subordinated basis by all of our
                                      domestic subsidiaries.  These guarantees
                                      are  subordinated  to the  guarantees  of
                                      senior debt these subsidiaries issued
                                      under  our  credit   agreement.   See
                                      "Description of Notes -- Senior
                                      Subordinated Guarantees."


Interest Payment Dates...........     Interest  accrues at  an  annual  rate  of
                                      9  7/8%  and  is  payable  in  cash
                                      semi-annually in arrears on June 15 and
                                      December 15 of each year.


Optional Redemption..............     We may redeem the Notes,  in whole or in
                                      part, from time to time, at redemption prices ranging from 104.937% to 100%, together with accrued and unpaid interest, if any, to the date of redemption.



Mandatory Redemption;
Change of Control................     Upon the occurrence of a Change of Control
                                      (as defined in the Indenture under which the Notes were issued), we will be obligated to make an offer to purchase the Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase.



                                      If a Change of Control were to occur, we may not have the financial resources to repay all of our obligations under our credit agreement, the Indenture under which the Notes were issued (the "Indenture") and the other indebtedness that would become payable upon the Change of Control. See "Risk Factors -- Payment Upon a Change of Control" and "Description of Notes."

Ranking..........................     The  Notes  are  general,   unsecured
                                      obligations  of  the  Company.   They  are
                                      subordinated  in right of payment to all
                                      of our senior debt,  rank pari passu with
                                      all of our senior  subordinated  debt and
                                      are senior in right of payment to all of
                                      our  existing  and future  subordinated
                                      debt.  The claims of holders of the Notes
                                      are  subordinated to our senior debt and
                                      that of the guarantor  subsidiaries.  The
                                      aggregate  of such senior debt as of
                                      December  31, 2002 was  approximately
                                      $188.6 million.  $168.3  million of the
                                      senior debt was fully  secured  borrowings
                                      under our  credit  agreement.   See
                                      "Capitalization" and "Description of
                                      Notes  --

                                      Subordination."


Certain Restrictive Covenants....     The Indenture contains certain restrictive
                                      covenants that, among other things,
                                      limit the ability of the Company and its Restricted Subsidiaries (as defined on page 79) to incur additional indebtedness and issue Disqualified
                                      Stock (as defined on  page 74),  to pay
                                      dividends or distributions or to make certain other Restricted Payments (as defined on page 61), to enter into certain transactions with affiliates, to dispose of assets, to incur liens securing pari passu and subordinated indebtedness of the Company and to engage in mergers and consolidations. See
                                      "Description of Notes."



                                  RISK FACTORS


       See "Risk Factors" beginning on page 15 for a discussion of certain factors that should be considered before investing in the Notes.


            SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA


       The following selected historical consolidated financial and other data for the five years ended December 31, 2002 are derived from the consolidated financial statements of the Company.


       The historical consolidated data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information contained elsewhere in this Prospectus.

                               SELECTED HISTORICAL
                      CONSOLIDATED FINANCIAL AND OTHER DATA
                              (Dollars in millions)


                                                Years Ended December 31,
                                                ------------------------
                                     1998       1999      2000       2001      2002
                                     ----       ----      ----       ----      ----

Statements of
   Operations Data(1):
Net sales .....................   $  234.0   $  304.9  $  323.5   $  345.2  $  385.6
Cost of sales .................      151.3      194.6     206.9      225.0     253.0
                                  --------   --------  --------   --------  --------
Gross profit ..................       82.7      110.3     116.6      120.2     132.6
Selling expenses ..............       16.0       23.2      28.6       31.4      34.6
General and administrative
   expenses ...................       20.6       30.7      31.9       33.3      32.0
Provision for doubtful accounts        3.3        2.9       7.1        3.8       3.0
Art and development costs .....        6.0        8.7       8.5        8.8      10.3
Write-off of deferred financing
   and IPO-related costs (2) ..                                                  2.3
Restructuring charges (3) .....        2.4        1.0       0.5                  1.7
                                  --------   --------  --------   --------  --------
Income from operations ........       34.4       43.8      40.0       42.9      48.7
Interest expense, net .........       22.9       26.4      26.4       24.1      21.8
Other (income) expense, net ...       (0.1)                 0.1                 (0.3)
                                  --------   --------  --------   --------  --------
Income before income taxes and
   minority interests .........       11.6       17.4      13.5       18.8      27.2
Income tax expense ............        4.8        7.1       5.3        7.4      10.7
Minority interests ............        0.1        0.1       0.1        0.1    --
                                  --------   --------  --------   --------  --------
Net income ....................        6.7       10.2       8.1       11.3      16.5
Dividend on redeemable
   convertible preferred stock                                         0.3       0.4
                                  --------   --------  --------   --------  --------
Net income applicable to
   common shares ..............   $    6.7   $   10.2  $    8.1   $   11.0  $   16.1
                                  ========   ========  ========   ========  ========

                               SELECTED HISTORICAL
                CONSOLIDATED FINANCIAL AND OTHER DATA, CONTINUED

                              (Dollars in millions)


                                            Years Ended December 31,
                                            ------------------------
                                   1998     1999      2000       2001     2002
                                   ----     ----      ----       ----     ----

Other Financial Data:
Gross margin percentage ......     35.3%     36.2%     36.0%     34.8%     34.4%
Depreciation and amortization   $   8.5   $  12.9   $  14.5   $  15.5   $  13.9
Cash capital expenditures ....      7.5      12.3      18.6      37.6      17.7
Ratio of earnings to fixed
   charges (4) ...............      1.4x      1.6x      1.4x      1.6x      2.0x

Cash Flows Statement Data:
Cash flows from operations ...  $  22.8   $  19.4   $  19.9   $  26.3   $  20.3
Cash flows from investing ....    (83.1)    (11.4)    (18.5)    (37.4)    (30.7)
Cash flows from financing ....    (49.8)     (8.8)      0.2      11.0      11.4

Non-GAAP Financial Data:
EBITDA (5) ...................  $  43.3   $  56.8   $  54.4   $  58.5   $  63.2
EBITDA to cash interest
   expense ...................      1.9x      2.2x      2.1x      2.5x      3.1x
EBITDA minus cash capital
   expenditures to cash
   interest expense ..........      1.6x      1.8x      1.4x      0.9x      2.2x
Total debt to EBITDA .........      6.6x      4.8x      5.1x      4.8x      4.7x


                                                 At December 31,
                                                ---------------
                                  1998      1999      2000      2001      2002
                                  ----      ----      ----      ----      ----

Balance Sheet Data:
Working capital ...........    $   71.5  $   82.2  $   83.8  $   96.7  $  119.2
Total assets ..............       248.9     263.5     280.6     310.5     372.5
Total debt ................       283.3     275.1     275.9     282.6     298.6
Redeemable convertible
   preferred stock (6) ....                                       6.3       6.6
Redeemable Common Stock (7)        19.5      23.6      28.8      29.9      30.5
Stockholders' deficit .....       (95.3)    (88.5)    (86.9)    (77.3)    (46.3)

                    NOTES TO SELECTED HISTORICAL CONSOLIDATED
                            FINANCIAL AND OTHER DATA

(1) During the first quarter of 2002, the Company adopted Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," ("EITF 01-09"). EITF 01-09 addresses the income statement classification of certain advertising costs. The Company's consolidated statements of income, including those presented for comparative purposes, include the reclassification of certain selling expenses as a reduction of revenue. These reclassifications did not affect the Company's income from operations or net income.


(2) During the fourth quarter of 2002, we amended and restated our credit facility with various lenders which resulted in a $1.5 million write-off of deferred financing costs associated with the facility. Additionally, during the fourth quarter of 2002, we decided not to pursue an initial public offering ("IPO") of shares of our Common Stock, which resulted in a $0.8 million write-off of costs associated with the offering. On March 12, 2003, we filed a Form RW with the Commission withdrawing our registration statement for the IPO.

(3) We recorded charges of $2.4 million and $0.3 million in 1998 and 2000, respectively, in connection with the restructuring of our distribution operations. We closed two facilities located in California and Canada. The restructuring charges include the non-cash write-down of $1.3 million relating to property, plant and equipment, the accrual of future lease obligations of $0.5 million and severance and other costs of $0.9 million. In addition, during 2000, we incurred charges of $0.2 million in connection with the consolidation of certain manufacturing operations. During the fourth quarter of 1999, we recorded charges of $1.0 million associated with the proposed construction of a new distribution facility. The charges represented building costs written-off due to the relocation of the proposed site.

       During 2002, we incurred charges of $0.6 million resulting from the consolidation of the fabrication operations of M&D Industries into our existing balloon operations. In addition, we incurred charges of $0.4 million and $0.7 million relating to the consolidation of certain domestic and foreign distribution operations, respectively. These consolidations may result in additional restructuring charges in subsequent periods.



(4) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense on all obligations, amortization of deferred financing costs and one-third of the rental expense on operating leases representing that portion of rental expense that we deem to be attributable to interest.

(5) "EBITDA" represents earnings before interest, income taxes, depreciation amortization and amortization of the restricted Common Stock awards. EBITDA is not intended to represent cash flows from operations as defined by accounting principles generally accepted in the United States and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes EBITDA is a relevant measure of our ability to generate cash without regard to our capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included.

       EBITDA is a non-GAAP financial measure. We believe that EBITDA is a financial measurement to assist us and investors in assessing performance and our ability to meet our cash requirements. EBITDA should not be considered in isolation or as a substitute for net income or cash flows from operating activities prepared in accordance with GAAP. EBITDA does not take into account our debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. EBITDA is defined differently for our credit agreement. Furthermore, other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be comparable to EBITDA of other companies.

       In the accompanying tables, EBITDA is reconciled to both cash flows from operating activities and net income, which are the most directly comparable GAAP cash flows and performance measures, respectively.


                                                               Years Ended December 31,
                                                       1998     1999     2000     2001   2002
                                                     ------------------------------------------
Reconciliation of EBITDA to cash
   flows from operating activities:
Net cash provided by operating activities ........   $  22.8  $  19.4  $  19.9  $ 26.3 $  20.3
Adjustments-increase (decrease):
   Amortization of deferred financing costs ......      (0.7)    (0.9)    (0.9)   (1.0)   (1.2)
   (Loss) gain on disposal of property,
     plant and equipment .........................               (0.1)                     0.3
   Provision for doubtful accounts ...............      (3.3)    (2.9)    (7.1)   (3.8)   (3.0)
   Deferred income tax provision .................      (2.5)    (3.7)    (1.8)   (1.6)   (4.9)
   Changes in assets and liabilities, net
     of acquisitions .............................       1.6     12.5     12.6     7.1    20.6
   Interest expense, net .........................      23.0     26.4     26.4    24.1    21.8
   Income taxes ..................................       4.8      7.1      5.3     7.4    10.8
   Certain restructuring charges .................      (2.4)    (1.0)
   Write-off of deferred financing costs..........                                        (1.5)
                                                     -------  -------  -------  ------ -------
EBITDA ...........................................   $  43.3  $  56.8  $  54.4  $ 58.5 $  63.2
                                                     =======  =======  =======  ====== =======


Reconciliation of EBITDA to net income:
Net income .......................................   $   6.7  $  10.2  $   8.1  $ 11.3 $  16.5
Adjustments-increase (decrease):
   Interest expense, net .........................      23.0     26.4     26.4    24.1    21.8
   Depreciation and amortization expense .........       8.5     12.9     14.5    15.4    13.9
   Amortization of restricted Common Stock awards        0.3      0.2      0.1     0.3     0.2
   Income taxes expense ..........................       4.8      7.1      5.3     7.4    10.8
                                                     -------  -------  -------  ------ -------
EBITDA ...........................................   $  43.3  $  56.8  $  54.4  $ 58.5 $  63.2
                                                     =======  =======  =======  ====== =======

                    NOTES TO SELECTED HISTORICAL CONSOLIDATED
                      FINANCIAL AND OTHER DATA--(Continued)



(6) On March 30, 2001, the Board of Directors authorized 500 shares of preferred stock, $0.10 par value, and designated 100 shares as Series A Redeemable Convertible Preferred Stock. Also on March 30, 2001, the Company issued 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP for proceeds of $6.0 million. Dividends are cumulative and are payable annually, at 6% per annum. Dividends payable on or prior to March 30, 2004, are payable in additional shares of Series A Redeemable Convertible Preferred Stock. Subsequent to March 30, 2004, dividends are payable, at the option of the Company, either in cash or additional shares of Series A Redeemable Convertible Preferred Stock. On March 30, 2002 the annual dividend was distributed in additional shares of Series A Redeemable Convertible Preferred Stock. As of December 31, 2002, accrued dividends aggregated $286,200 and are included in Redeemable Convertible Preferred Stock on the consolidated balance sheet.


       Each share of the Series A Redeemable Convertible Preferred Stock is convertible at the option of the holder at any time, into shares of Common Stock, $0.10 par value, at a conversion rate of 1.0 share of Common Stock for each share of Series A Redeemable Convertible Preferred Stock, subject to adjustment under certain circumstances.


(7) Under the terms of our amended and restated stockholders' agreement dated February 20, 2002 (the "Stockholders' Agreement"), we can purchase all of the shares held by an employee stockholder, and under certain circumstances, an employee stockholder can require us to purchase all of the shares held by the employee. The purchase price as prescribed in the Stockholders' Agreement is to be determined through a market valuation of the minority-held shares or, under certain circumstances, the lower of the share's cost, as defined, or the market valuation. The aggregate amount that may be payable by us to employee stockholders based on fully paid and vested shares has been classified as redeemable common stock ("Redeemable Common Stock"). Our obligation to purchase such shares expires with a change in control, as defined.

                                  RISK FACTORS

Substantial Leverage; Ability to Service Indebtedness


       We have, and will continue to have, a high level of indebtedness. As of December 31, 2002, we (i) had approximately $298.6 million of consolidated indebtedness, (ii) had redeemable convertible preferred stock of approximately $6.64 million, (iii) had Redeemable Common Stock of approximately $30.5 million, and (iv) had a consolidated stockholders' deficit of approximately $46.3 million. Our ratio of earnings to fixed charges was 2.0x for the year ended
December 31, 2002. Our interest expense, net, for the year ended December 31, 2002 was approximately $21.8 million. Moreover, we may increase our indebtedness in the future, subject to limitations imposed by the Indenture and our bank credit agreement. See "Capitalization."

       Our high level of indebtedness could prevent us from repurchasing all of the Notes tendered to us as required upon the occurrences of certain changes of control of the Company. See "Description of Senior Debt" and "Description of Notes."

       Based upon the current level of operations and anticipated growth, we anticipate that our available cash flow, together with available borrowings under the Revolver will be adequate to meet our anticipated future requirements for working capital and operating expenses through December 31, 2003. Scheduled debt payments for the years ending December 31, 2003 and 2004 total $3.2 million and $3.1 million, respectively, with increasing amounts thereafter. We have had good access to capital markets and expect to repay or refinance these debt maturities as they become due. However, our ability to make scheduled payments of principal of, or to pay interest on our indebtedness and to satisfy our other obligations will depend upon several factors including the volatility of capital markets and our future performance, which, to a certain extent, will be subject to general economic, financial, competitive, business and other factors beyond our control. Our debt service obligations could cause important consequences, including the following:


       (a)    impairing   our  ability  to  obtain   additional   financing  for
              acquisitions, working capital, capital expenditures or other purposes on favorable terms;

       (b) reducing the access to loans at competitive long-term rates that would otherwise be available for operations and future business opportunities; and

       (c) being unduly susceptible to decreases in cash flow, increases in expenses and downturns in the economy generally.

       See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


       In addition, our credit agreement and the Indenture limit our ability, among other things, to borrow additional funds and to dispose of assets, and require that we maintain certain financial ratios. Our failure to comply with these covenants could cause an event of default that could have a material adverse effect on the Company.


Subordination; Asset Encumbrances


       The Notes are subordinated in right of payment to all senior debt of the Company. At December 31, 2002, we had approximately $188.6 million of senior debt, substantially all of which was secured borrowings. In addition, the Notes are effectively subordinated to indebtedness and other liabilities of our foreign subsidiaries. The indebtedness and other liabilities of our foreign subsidiaries were approximately $7.5 million at December 31, 2002.


       Accordingly, in the event of our insolvency, liquidation, or other winding-up or upon a default or acceleration of any senior debt, we will be required to repay in full the holders of all such senior debt and all creditors of our subsidiaries before making any payments to holders of the Notes. In addition, if there is a default under senior debt, we would not be able to make any payments on the Notes for a period which could last as long as 179 days after the default is cured or waived. In addition, any debt that our domestic subsidiaries are permitted to incur under the Indenture will be structurally senior to the Notes. See "Description of Notes."


       We also have granted to our lenders security interests in substantially all of our current and future assets, including a pledge of all of the issued and outstanding shares of capital stock of our domestic subsidiaries and 65% of all the capital stock of each of their foreign subsidiaries and all intercompany debt. The domestic subsidiaries also have granted to such lenders security interests in substantially all of their current and future assets. In the event the Company or one of the subsidiary guarantors defaults on the secured indebtedness, the secured lenders could foreclose on their collateral. Such a foreclosure would materially adversely affect the financial condition of the Company and the value of the Notes. See "Description of Senior Debt."


Holding Company Structure

       We conduct all of our business through subsidiaries and have no operations or significant assets other than the stock of our subsidiaries. To meet our debt service obligations, we depend solely on our subsidiaries' cash flow and distributions.


       As a result of our holding company structure, you will be structurally junior to all creditors of our subsidiaries that have not guaranteed the Notes. In the event of the insolvency, liquidation, or other winding-up of the non-guarantor subsidiaries, we will not receive funds until the payment in full of the claims of the creditors of the non-guarantor subsidiaries. Any such event could result in our being unable to meet our obligations under the Notes.


Affiliation with Goldman Sachs May Result in Conflicts of Interests with Holders of the Notes


       GSCP currently holds approximately 66.5% of the outstanding shares of Common Stock and all of the issued and outstanding shares of redeemable convertible preferred stock. As a result, GSCP controls the Company and may elect all of its directors, appoint new management and approve any action requiring the approval of its stockholders. Furthermore, GSCP is controlled indirectly by GS Group and, as a result, GS Group and Goldman Sachs each may be deemed to be affiliates of the Company. Conflicts of interest between us and GSCP may arise and may be resolved on a basis less favorable to us than if we were dealing with an unaffiliated party. There can be no assurance that the interests of GS Group and Goldman Sachs will not conflict with the interests of the holders of the Notes. See "Management" and "Ownership of Capital Stock."


Payment upon a Change of Control


       Upon the occurrence of a Change of Control (as defined in the Indenture) of the Company, each holder of Notes may require us to repurchase all or a portion of such holder's Notes at 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. If a Change of Control were to occur, we may not have the financial resources to repay all of our obligations under the credit agreement, the Indenture and the other indebtedness that would become payable upon the occurrence of such Change of Control.


Risks Relating to Our Business


       Concentration of Customer Sales and Credit Risk. Our sales volume is concentrated with several important customers, generally party superstores. Party City Corporation, the nation's largest party goods retailer with both corporate owned and franchised stores, is our single largest customer. Sales to Party City's corporate owned and operated stores constituted 13% of our 2002 net sales and sales to Party City's franchisee owned and operated stores constituted 14% of 2002 net sales. If one or more large customers, including Party City, were to significantly reduce their volume of purchases from us for any reason, our financial condition and results of operations could be adversely affected.


       We generally sell to our customers on credit. The credit we extend is unsecured and our ability to realize our receivables depends on the financial health of our customers. Our sales concentration causes our receivables to be concentrated with party superstore customers. Should we be unable to collect receivables from our party superstore customers to any significant extent, our financial condition and results of operations could be adversely affected. From time to time, we have made significant additional provisions for credit losses or have restructured the terms of certain accounts receivable because of the credit condition of particular customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

       Importance of Identifying Design Trends and Consumer Preferences. Our strategy, relations with our customers and margins are dependent, to a significant extent, on our regular introduction of new designs that are attractive and distinctive. Our design personnel may not be able to introduce such designs in sufficient volume and with sufficient speed to support our strategy and operations. In addition, we must anticipate the tastes and preferences of party goods retailers and consumers in order to compete for their business successfully. We could misinterpret or fail to identify trends on a timely basis. Our failure to anticipate, identify or react appropriately to changes in consumer tastes could, among other things, lead to excess inventories and significant markdowns or a shortage of products and lost sales.


       Competition. The party goods industry is highly competitive. We compete with many other companies, including smaller, independent specialty manufacturers and divisions or subsidiaries of larger companies with greater financial and other resources than ourselves. Some of our competitors control licenses for widely recognized images, such as cartoon or motion picture characters, and have broader access to mass market retailers, which could provide them with a competitive advantage. However, through the acquisitions of Anagram and M&D Industries, we have acquired a strong portfolio of cartoon and other character licenses that we use in the design and production of our metallic balloons.

       Impact of Changing Raw Material Costs. Raw materials costs are a significant component of our cost of goods sold. Paper and petroleum-based resin are the principal raw materials in our products. Paper accounts for approximately 40% of the annual cost of production of our paper tableware. Petroleum-based resin accounts for approximately 10% of the annual cost of production of our metallic balloons and approximately 80% of the annual cost of production of our plastic tableware. Any significant increase in the cost of paper or petroleum-based resin would increase our raw material costs. Competitive conditions will determine the amount of any cost increase that could be passed on to party goods retailers. While historically we have generally been able to pass on raw material cost increases to our customers, if we cannot pass on future cost increases to the party goods retailers, our financial condition and results of operations would be adversely affected.



       Risks Associated with Further Expansion Through Acquisitions. We intend to pursue strategic acquisitions opportunistically. Various risks accompany acquisitions. The risks include, but are not limited to:

       o failing to integrate new operations, customers and business relationships;

       o impairing relations with employees and customers as a result of changes in management;

       o      diverting our management resources;

       o      incurring unexpected liabilities and obligations;

       o      disruption of operations;

       o      incorrectly valuing acquired businesses; and

       o      overestimating   revenues   or  profits   to  be  gained   through
              acquisitions or the degree to which strategic objectives will be satisfied.


       We may incur additional debt to finance acquisitions. If we incur debt, we would become more leveraged, which could make it more difficult for us to meet our long-term debt and other obligations and objectives.

Dependence on Key Personnel

       Our sustained growth and development over the past five years were largely attributable to the services of our Chief Executive Officer, Gerald C. Rittenberg, and our President and Chief Operating Officer, James M. Harrison. The loss of the services of Messrs. Rittenberg or Harrison, or other important officers or employees, could adversely affect our ability to manage and direct our business effectively. We do not maintain key-man life insurance policies on any of our officers.

Trading Market for the Notes

       The trading market for the Notes has been limited. This could prevent the Note holders from selling their Notes or decrease the price of sale of the Notes. The Goldman Entities make a market in the Notes, but may discontinue such activity in their sole discretion at any time, for any reason and without notice.

Fraudulent Conveyance


       We believe that the indebtedness represented by the Senior Subordinated Guarantees and the Notes was incurred for proper purposes and in good faith, and that as a result of, and after giving effect to, the offerings of the notes (the "Original Notes") for which the Notes were exchanged in 1998 and the Notes, based on forecasts, asset valuations and other financial information, we were and will be solvent, had and will have sufficient capital for carrying on our business and were and are able to pay our debts as they mature. See "Risk Factors -- Substantial Leverage; Ability to Service Indebtedness." Notwithstanding our belief, however, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors were to find that, at the time of the incurrence of such indebtedness, the Company or the Guarantors (as defined herein) were insolvent, were rendered insolvent by reason of such incurrence, were engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that they would incur, debts beyond their ability to pay such debts as they matured, or intended to hinder, delay or defraud their creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things, (a) void all or a portion of the Company's or the Guarantors' obligations to holders of the Notes, the effect of which would be that holders of the Notes may not be repaid in full and/or (b) subordinate the Company's or the Guarantors' obligations to holders of the Notes to other existing and future indebtedness of the Company to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes or the Senior Subordinated Guarantees.


Note Resale Procedures

       Each broker-dealer that holds Notes for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Notes.

Resale of Notes

       Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Notes may be offered for resale, resold and otherwise transferred in the ordinary course of business by any holder of such Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such Notes. However, any holder who acquired Notes in exchange for the Original Notes intending to participate in a distribution of the Notes may not rely on the position the SEC enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co., Incorporated (available June 5, 1991) or similar no-action letters regarding private placements of debt. Rather, such a Note holder must comply with the registration and prospectus delivery requirements of the Securities Act before offering to sell the Notes. In addition, before reselling the Notes, a Note holder should confirm that there is an effective registration statement containing the information required by Item 507 of Regulation S-K of the SEC.

                                 THE TRANSACTION

Certain Agreements


       On December 19, 1997 Confetti Acquisition, Inc. was merged with and into Amscan Holdings, Inc., with Amscan Holdings, Inc. as the surviving corporation, pursuant to that certain Agreement and Plan of Merger dated August 10, 1997. The primary purpose of the merger was the recapitalization of the Company. However, the merger also entailed a series of related transactions and the execution and delivery of various other documents including certain employment agreements with the Company's officers, a stockholders' agreement among the Company's stockholders, a tax indemnification agreement among the Company, the Estate of John A. Svenningsen (the "Estate") and Ms. Christine Svenningsen, and various bank credit facilities (the merger, together with all of such related transactions and agreements, the "Transaction"). The Transaction was financed with an equity contribution of approximately $67.5 million (including contributions of Common Stock by certain employee stockholders and issuances of restricted Common Stock), $117 million from a senior AXEL term loan provided under a bank credit agreement and $110 million from the issuance of the Notes.

                                 USE OF PROCEEDS


       This Prospectus is delivered in connection with the sale of Notes by the Goldman Entities in market-making transactions. The Company will not receive any of the proceeds from such transactions.



                                 CAPITALIZATION


       The following table sets forth our capitalization as of December 31, 2002. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and
"Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.



                                                        As of December 31, 2002
                                                        -----------------------
                                                        (Dollars in Thousands)

Cash and cash equivalents .............................         $   2,400
                                                                =========

Total debt (including current portion):
   Revolving Credit Facility (1) ......................         $       0
   Term Loan (2) ......................................           168,308
   Notes ..............................................           110,000
   Mortgage obligations ...............................            19,981
   Capital leases and other ...........................               351
                                                                ---------
      Total debt ......................................           298,640
Redeemable convertible preferred stock (3) ............             6,646
Redeemable Common Stock ...............................            30,523
Stockholders' deficit (4) .............................           (46,283)
                                                                ---------
      Total capitalization ............................         $ 289,526
                                                                =========

_______________


(1) We have the ability to borrow up to $30 million pursuant to our Revolver. The Revolver is available for working capital purposes and acquisitions, subject to certain limitations and restrictions. See "Description of Senior Debt."

(2) On December 20, 2002, we amended and restated our then existing credit facility with various lenders. Under the terms of the Credit Agreement, the lenders agreed to amend and restate our existing credit agreements in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 Term Loan and borrowings of up to $30,000,000 pursuant to our Revolver. The proceeds of the Term Loan were used to redesignate and replace our AXEL term loan and revolver borrowings existing under our existing credit facility at the closing date and to pay certain fees and expenses associated with the refinancing.

(3) In March 2001, GSCP purchased 40 shares of our Series A Redeemable Convertible Preferred Stock for $6.0 million and, in March 2002 and 2003, received a dividend of 2.4 shares and 2.5 shares, respectively, of Series A Redeemable Convertible Preferred Stock.

(4) Upon completion of the Transaction in 1997, the Company had a negative net worth for accounting purposes. In the merger, GSCP paid $61.9 million for approximately 82.5% of the Company's Common Stock. In addition, certain employees of the Company acquired, and the Estate retained, approximately 7.5% and almost 10%, respectively, of Common Stock which, based upon the price per share paid by GSCP, had an aggregate value of approximately

$13.1 million. Combined with GSCP's payment of $61.9 million, these holdings had an aggregate value of approximately $75.0 million at December 19, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General



       Over the past several years, the party goods industry has experienced significant changes in both distribution channels and product offerings. Although there has been consolidation in the party superstore channel, the number of party superstores continues to increase. Due, in part, to the success of the superstore distribution channel, party goods manufacturers have broadened their product offerings to support the celebration of a greater number of occasions. The industry's growth has been directly affected by these changes. To achieve further sales growth and expansion, we utilize a specialty sales force to focus more closely on card and gift stores and other independent retailers and have created expansive gift lines encompassing home, baby and wedding products for general gift giving or self-purchase, principally for the independent retail distribution channel.

       Our  revenues  are  generated  from sales of  approximately  38,000 SKU's consisting  of party  goods  for all  occasions,  including  paper  and  plastic tableware, accessories and novelties, metallic balloons, stationery and gift items. Tableware (plates, cups, cutlery, napkins and tablecovers) is our core product category, generating approximately 41% of revenues in 2002. Coordinated accessories (e.g., balloons, banners, gifts and stationery) and novelties (e.g., party favors) are offered to complement our tableware products. As a metallic balloon manufacturer, we have a strong presence in grocery, gifts and floral distribution channels, and have leveraged our strong presence to bring additional party goods to these markets. In February 2002, we completed the strategic acquisition of M&D Industries, a metallic balloon manufacturer, which has a strong portfolio of character licenses that complement those of our then existing portfolio.

       Gross profit is principally influenced by product mix and the cost of paper and petroleum-based resin, our key raw materials. We have historically been able to adjust our prices in response to changes in the price of our key raw materials. Products we manufacture, primarily tableware and metallic balloons, represented over 60% of our sales in 2002. During the past three years, we have invested over $25.9 million in printing, fabrication, packaging and other manufacturing equipment, which has allowed us to increase productivity rates, thereby lowering labor and overhead as a percentage of manufacturing costs and increasing manufacturing margins. We believe our ability to manufacture over 60% of our products enables us to lower production costs by optimizing production while minimizing inventory investment, to ensure product quality through rigid quality control procedures during production and to be responsive to our customers' product design demands.

       During the first quarter of 2002, we adopted Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 addresses the income statement classification of certain selling expenses. Our consolidated statements of income, including those presented for comparative purposes, include the reclassification of such expenses as a reduction of revenue. These reclassifications did not affect our income from operations or net income.


Results of Operations

       Percentage of Net Sales

                                                        Year Ended December 31,
                                                        -----------------------
                                                         2000    2001    2002
                                                         ----    ----    ----

Net sales ..........................................    100.0%  100.0%  100.0%
Cost of sales ......................................     64.0    65.2    65.6
                                                        -----   -----   -----
   Gross profit ....................................     36.0    34.8    34.4

Operating expenses:
   Selling expenses ................................      8.8     9.1     9.0
   General and administrative expenses .............      9.9     9.7     8.3
   Provision for doubtful accounts .................      2.2     1.1     0.8

   Art and development costs .......................      2.6     2.5     2.7
   Write-off of deferred financing and
      IPO-related costs ............................              --      0.6
   Restructuring charges ...........................      0.2     --      0.4
                                                        -----   -----   -----
Total operating expenses ...........................     23.7    22.4    21.8
                                                        -----   -----   -----
   Income from operations ..........................     12.3    12.4    12.6
Interest expense, net ..............................      8.1     7.0     5.6
Other expense (income), net ........................      --      --     (0.1)
                                                        -----   -----   -----
   Income before income taxes and minority interests      4.2     5.4     7.1
Income tax expense .................................      1.7     2.1     2.8
Minority interests .................................      --      --      --
                                                        -----   -----   -----
   Net income ......................................      2.5%    3.3%    4.3%
                                                        =====   =====   =====



       Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Net sales of $385.6 million for the year ended December 31, 2002 were $40.4 million or 11.7% higher than net sales for the year ended December 31, 2001. During year ended December 31, 2002, our net sales of printed ensembles, solid color tableware and other party goods to the party superstore distribution channel grew by 5.3%. Our specialty sales force, which brings party goods and related gift products to card and gift stores and other independent retailers, achieved 42.1% net sales growth during the year ended December 31, 2002. Domestic net sales of metallic balloons and flexible packaging during the year ended December 31, 2002 increased by 39.7% when compared to 2001, principally as a result of the February 2002 acquisition of M&D Industries (see Liquidity and Capital Resources).

       Gross profit for the year ended December 31, 2002 of 34.4% was 0.4% lower than in 2001 principally due to the impact of product mix (particularly solid color tableware), start-up costs associated with the new distribution facility which became fully operational during the fourth quarter of 2002 and increased insurance costs, much of which was a result of the events of September 11, 2001.

       Selling expenses of $34.6 million for the year ended December 31, 2002 were $3.2 million higher than in 2001 principally due to the inclusion of the operating results of M&D Industries and the continued expansion of our specialty sales force. Selling expenses, as a percentage of net sales, decreased from 9.1% to 9.0%, as we continue to leverage our sales infrastructure.

       General and administrative expenses of $32.1 million for the year ended December 31, 2002 were $1.3 million lower than 2001. The net decrease in general and administrative expenses principally reflects the elimination of goodwill amortization in 2002, which totaled $1.6 million during the year ended December 31, 2001. The elimination of goodwill amortization was partially offset by the inclusion of the operating results of M&D Industries and the aforementioned increased insurance costs as well as employee wages. As a percentage of sales, general and administrative expenses decreased by 1.4% to 8.3%.

       The provision for doubtful accounts of $3.0 million for the year ended December 31, 2002 decreased by $0.8 million and from 1.1% to 0.8% of net sales compared to 2001. During the second half of 2001, a superstore customer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and we charged $2.5 million to the provision for doubtful accounts to fully provide for this customer's accounts receivable balance. The customer accounted for 2.1% of our net sales in 2001.

       Art and development costs of $10.3 million for the year ended December 31, 2002 were $1.5 million higher as compared to 2001, principally due to an increase in staff and the inclusion of the operating results of M&D Industries. As a percentage of sales, art and development costs increased by 0.2% to 2.7%.

       During the fourth quarter of 2002, we amended and restated our then existing credit facility with various lenders which resulted in a $1.5 million write-off of deferred financing costs associated with the facility. Additionally, during the fourth quarter of 2002, we decided not to pursue an IPO, which resulted in a $0.8 million write-off of costs associated with the offering. On March 12, 2003, we filed a Form RW with the Commission withdrawing our registration statement for the IPO.

       During 2002, we incurred charges of $0.6 million resulting from the consolidation of the fabrication operations of M&D Industries into our existing balloon operations. In addition, we incurred charges of $0.4 million and $0.7 million relating to the consolidation of certain domestic and foreign distribution operations, respectively. These consolidations may result in additional restructuring charges in subsequent periods.

       Interest expense, net, of $21.8 million for the year ended December 31, 2002 was $2.3 million lower than 2001 reflecting lower average interest rates (6.7% in 2002 versus 8.4% in 2001), partially offset by higher average borrowings.

       Income taxes for the years ended December 31, 2002 and 2001 were provided for at a consolidated effective income tax rate of 39.5%. The effective income tax rate exceeds the federal statutory income tax rate primarily due to state income taxes.


       Year Ended December 31, 2001 Compared to Year Ended December 31, 2000


       Net sales for the year ended December 31, 2001 of $345.2 million, were $21.7 million or 6.7% higher than for the year ended December 31, 2000. During 2001, our sales of printed ensembles, solid color tableware and other party goods to the party superstore distribution channel grew by 16.4%, despite further consolidation during the year. In addition, our specialty sales force, which brings party goods and related gift products to card and gift stores and other independent retailers, experienced 40% sales growth, including a 66% increase in gift sales, to $10.3 million. These sales gains were partially offset by an 8% decrease in sales of party goods to regional party stores, craft stores and mass merchants, a 28% decrease in revenue from contract manufacturing and the negative impact of foreign currency fluctuations in Europe.


       Gross profit for the year ended December 31, 2001 was $120.1 million, or 34.8% of net sales, as compared to $116.6 million, or 36.0% for the year 2000 as incremental margins achieved as a result of higher sales were more than offset by the impact of product mix, particularly solid color tableware, higher effective sales incentive rates and unabsorbed overhead as result of lower contract manufacturing.


       Selling expenses of $31.4 million for the year ended December 31, 2001 were $2.8 million higher than in 2000 but remained relatively constant at 9.1% of net sales versus 8.8% for the year 2000. The increase in selling expenses reflects the continued expansion of our specialty sales force, which has more than doubled since its creation in 1999, and increased marketing initiatives relating to gift product lines.


       General and administrative expenses of $33.3 million for the year ended December 31, 2001 represents an increase of $1.4 million as compared to the year 2000. The increase in general and administrative expenses principally reflects higher employee wages and benefits and professional fees. As a percentage of sales, general and administrative expenses decreased by 0.2%, to 9.7%.


       The provision for doubtful accounts for the year ended December 31, 2001 decreased by $3.4 million to $3.8 million and from 2.2% to 1.1% of net sales. During 2001, a superstore customer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We charged $2.5 million to the provision for doubtful accounts during the second half of 2001 to fully provide for the accounts receivable balance due from this customer. This customer accounted for 2.1% of our net sales in 2001. During the year ended December 31, 2000, two of our customers filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. As a result of those filings, we charged $3.4 million and $1.0 million to the provision for doubtful accounts during the second and fourth quarters of 2000, respectively, to fully provide for the accounts receivable balances due from these customers. We also charged $1.6 million to the provision for doubtful accounts during the fourth quarter of 2000, which represented the remaining accounts receivable balance from a customer that filed for bankruptcy during 1999.

       Art and development costs of $8.8 million for the year ended December 31, 2001 were $0.3 million higher than in 2000 but remained relatively consistent at 2.5% of sales versus 2.6% for 2000.

       During the fourth quarter of the year ended December 31, 2000, we recorded charges of $0.3 million relating to the restructuring of our distribution operations begun in 1998 and $0.2 million in connection with the consolidation of certain manufacturing operations.


       Interest expense, net of $24.1 million for the year ended December 31, 2001 was $2.3 million lower than in 2000, and reflects a lower average interest rate (8.4% in 2001 versus 9.26% in 2000) and the capitalization of approximately $1.0 million of interest expense in 2001, partially offset by the impact of higher average borrowings.


       Income taxes for the years ended December 31, 2001 and 2000 were provided for at a consolidated effective income tax rate of 39.5%. The effective income tax rate exceeds the federal statutory income tax rate primarily due to state income taxes.

Liquidity and Capital Resources

       On December 20, 2002, we amended and restated our existing credit facility with various lenders (the "Lenders"), with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole bookrunner and syndication agent, General Electric Capital Corporation as administrative and collateral agent and Fleet National Bank as documentation agent. Under the terms of the Second Amended and Restated Credit and Guaranty Agreement (the "Credit Agreement") the Lenders agreed to amend and restate our then existing bank credit agreements in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 Term Loan and up to $30,000,000 aggregate principal amount of revolving loans (the "Revolver"). The proceeds of the Term Loan were used to redesignate and replace our AXEL term loan of $148.5 million and revolver borrowings of $16.0 million existing at the closing date and to pay certain fees and expenses associated with the refinancing.

       The $170,000,000 Term Loan was funded at a 1.0% original issue discount and provides for amortization (in quarterly installments) of 1.0% per annum through June 15, 2006, and will then amortize in equal quarterly payments through June 15, 2007. The Term Loan bears interest, at our option, at the index rate plus 3.50% per annum or at LIBOR plus 4.50% per annum, with a LIBOR floor of 2.0%. At December 31, 2002, the floating interest rate on the Term Loan was 7.75%. We are required to make prepayments under the Credit Agreement based upon the net proceeds from certain asset sales and insurance or condemnation awards, the issuances of certain debt and equity securities, and based on annual cash flows, as defined.

       The Revolver expires on June 15, 2007, and bears interest, at our option, at the index rate plus, based on performance, a margin ranging from 2.00% to 3.50% per annum, or at LIBOR plus, based on performance, a margin ranging from 3.00% to 4.50% per annum, with a LIBOR floor of 2.0%. At December 31, 2002, we had no borrowings under the Revolver. Standby letters of credit totaling $6.5 million were outstanding and we had borrowing capacity of approximately $23.5 million under the terms of the Revolver at December 31, 2002.

       The Term Loan and borrowings under the Revolver are secured by a first priority lien on substantially all of our assets and are guaranteed by our domestic subsidiaries. We are required to maintain certain financial ratios during the term of the Credit Agreement, including leverage and interest coverage ratios.

       At December 31, 2002, we had $110,000,000 of the Notes outstanding. The Notes bear interest at a rate of 9.875% per annum and mature in December 2007. Interest is payable semi-annually on June 15 and December 15 of each year. The Notes are redeemable at our option, in whole or in part, at redemption prices ranging from 104.937% to 100%, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of a Change of Control, as defined in the Indenture, we will be obligated to make an offer to purchase the Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. If a Change of Control were to occur, we may not have the financial resources to repay all of its obligations under the Credit Agreement, the Indenture and the other indebtedness that would become payable upon the occurrence of such Change of Control.

       The Credit Agreement and the Notes may affect our ability to make future capital expenditures and potential acquisitions. However, management believes that current asset levels provide adequate capacity to support its operations for at least the next 12 months. At December 31, 2002, we did not have material commitments for capital expenditures or other acquisitions.

       In addition to the Revolver, we have a 400,000 Canadian dollar denominated revolving credit facility which bears interest at the Canadian prime rate and expires on June 15, 2003, a 1.0 million British Pound Sterling denominated revolving credit facility which bears interest at the U.K. base rate plus 1.75% and expires on June 1, 2003 and a $1.0 million revolving credit facility which bears interest at LIBOR plus 1.0% and expires on December 31, 2003. No borrowings were outstanding under these revolving credit facilities at December 31, 2002.

       We financed the cost to purchase property in 2000 and to construct a new domestic distribution facility completed in 2001 (total cost of $30.2 million), using borrowings under the then existing revolving credit facility and, in 2001, the proceeds from the issuance of the Series A Redeemable Convertible Preferred Stock of $6.0 million (noted below) and long-term borrowings consisting of a first and second lien mortgage note in the original principal amount of $10.0 million each with a financial institution and the New York State Job Development Authority, respectively. The first lien mortgage note bears interest at LIBOR plus 2.75%. However, we have utilized an interest rate swap agreement to effectively fix the loan rate at 8.40% for the term of the loan. The second lien mortgage note bears interest at the rate of 3.77%, and is subject to review and adjustment semi-annually based on the New York State Job Development Authority's confidential internal protocols. Both notes are for a term of 96 months and require monthly payments based on a 180-month amortization period with balloon payments upon maturity in January 2010.

       On March 30, 2001, the Board of Directors authorized 500 shares of preferred stock, $0.10 par value, and designated 100 shares as Series A Redeemable Convertible Preferred Stock. Also on March 30, 2001, we issued 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP for proceeds of $6.0 million. Dividends are cumulative and payable annually at 6% per annum. Dividends payable on or prior to March 30, 2004, are payable in additional shares of Series A Redeemable Convertible Preferred Stock based on a value of $150,000 per share. Subsequent to March 30, 2004, dividends are payable, at our option, either in cash or additional shares of Series A Redeemable Convertible Preferred Stock. On March 30, 2002, the annual dividend was distributed in additional shares of Series A Redeemable Convertible Preferred Stock. At December 31, 2002, 42.40 shares of Series A Redeemable Convertible Preferred Stock were issued and outstanding and at December 31, 2002, accrued dividends aggregated $286,200.

       On February 19, 2002, we purchased all of the outstanding Common Stock of M&D Industries, a Manteno, Illinois-based manufacturer of metallic and plastic balloons, from American Greetings Corporation ("American Greetings") for $27.5 million plus related costs. We financed the acquisition by borrowing $13.5 million under our then existing revolving credit facility and issuing 96.774 shares of its Common Stock to American Greetings, at a value of $155,000 per share. American Greetings continues to distribute metallic balloons under a supply agreement with us.

       We have several non-cancelable operating leases principally for office, distribution and manufacturing facilities, showrooms and warehouse equipment. These leases expire on various dates through 2017 and generally contain renewal options and require us to pay real estate taxes, utilities and related insurance costs. Rent expense for the year ended December 31, 2002, totaled $12.7 million. The minimum lease payments currently required under non-cancelable operating leases for the year ending December 31, 2003, approximate $12.1 million.

       On June 13, 2002, we filed a registration statement with the Commission for an IPO of our Common Stock. However, during the fourth quarter of 2002, we decided not to pursue the IPO, which resulted in a $0.8 million write-off of costs associated with the offering. On March 12, 2003, we filed a Form RW with the Commission withdrawing our registration statement for the IPO.

       Based upon the current level of operations and anticipated growth, we anticipate that our operating cash flow, together with available borrowings under the Revolver will be adequate to meet our anticipated future requirements for working capital and operating expenses for at least the next 12 months. However, our ability to make scheduled payments of principal of, or to pay interest on, or to refinance our indebtedness and to satisfy our other obligations will depend upon our future performance, which, to a certain extent, will be subject to general economic, financial, competitive, business and other factors beyond our control.

       Cash Flow Data - Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Net cash provided by operating activities during the years ended December 31, 2002 and 2001, totaled $20.3 million and $26.3 million, respectively. Net cash flow provided by operating activities before changes in operating assets and liabilities for the years ended December 31, 2002 and 2001, was $40.9 million and $33.3 million, respectively. Changes in operating assets and liabilities, net of acquisition for the years ended December 31, 2002 and 2001 resulted in the use of cash of $20.6 million and $7.0 million, respectively. The changes in operating assets and liabilities principally reflect increased working capital requirements consistent with our sales growth and, in 2002, increased inventory levels associated with our transition to our new domestic distribution facility during the fourth quarter.

       Net cash used in investing activities during the year ended December 31, 2002 of $30.7 million included $13.5 million relating to the acquisition of M&D Industries, $17.7 million of capital expenditures, including $3.1 million for equipment for the new domestic distribution facility, and $0.5 million of proceeds from disposal of property and equipment. Net cash used in investing activities during the year ended December 31, 2001 consisted of $37.4 million of capital expenditures, including $21.8 million of costs to complete the construction of our new distribution facility and $6.3 million to acquire related distribution equipment.

       During the year ended December 31, 2002 net cash provided by financing activities of $11.4 million consisted of net proceeds from the Term Loan of $164.0 million, which were used to redesignate and replace our AXEL term loan and revolver borrowings at the closing date and to pay certain fees and expenses associated with the refinancing, scheduled payments of other long-term obligations totaling $3.1 million and loans to officers under notes totaling $0.2 million. During the year ended December 31, 2001, net cash provided by financing activities of $11.0 million included the proceeds of $6.0 million from the issuance of 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP and the net proceeds from the two $10.0 million mortgage loans noted above. During 2001, we also repaid borrowings under our then existing revolving credit facility and AXEL term loan and other obligations totaling $13.5 million and made loans to officers under notes of $1.0 million.


       Cash Flow Data - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000


       Net cash provided by operating activities for the year ended December 31, 2001, totaled $26.3 million, or $6.4 million higher than for the year ended December 31, 2000. Net cash flow provided by operating activities before changes in operating assets and liabilities for the years ended December 31, 2001 and 2000, was $33.3 million and $32.4 million, respectively. Changes in operating assets and liabilities for the years ended December 31, 2001 and 2000, resulted in the use of cash of $7.0 million and $12.5 million, respectively. The changes in operating assets and liabilities principally reflect an increase in accounts receivable and inventory, net of a corresponding increase in accounts payable, consistent with the growth in operations.

       Net cash used in investing activities during the year ended December 31, 2001 consisted of $37.4 million of capital expenditures, including the costs to complete the construction of our new distribution facility and to acquire related distribution equipment. During the year ended December 31, 2000, net cash used in investing activities of $18.5 million included payments of $7.9 million associated with the purchase of property for and the construction of a new distribution facility and additional investments principally in manufacturing equipment.

       During the year ended December 31, 2001, net cash provided by financing activities of $11.0 million included the proceeds of $6.0 million from the issuance of 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP and the net proceeds from the two $10.0 million mortgage loans noted above. During 2001, we also repaid short-term borrowings under our then existing revolving credit facility and long-term borrowings under our AXEL term loan and other obligations totaling $13.5 million and made loans to officers under notes of $1.0 million. During the year ended December 31, 2000, net cash provided by financing activities of $0.2 million primarily consisted of proceeds from net short-term borrowings under the then existing revolving credit facility for working capital needs and the new distribution facility, partially offset by the scheduled repayment and a $1.3 million prepayment of the AXEL term loan, repayment of other long-term obligations, and loans made to officers under notes totaling $0.6 million.


Critical Accounting Policies and Estimates

       Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that the following of our significant accounting policies may involve a higher degree of judgment and complexity.

       Revenue Recognition


       Our terms of sale are F.O.B. shipping point, and, accordingly, title and the risks and rewards of ownership are transferred to the customer, and revenue is recognized when goods are shipped. We estimate reductions to revenues for volume-based rebate programs at the time sales are recognized. Should customers earn higher incentives than estimated by us, additional reductions to revenues may be required.


       Royalty Agreements

       Commitments for minimum payments under royalty agreements, a portion of which may be paid in advance, are charged to expense ratably, based on our estimate of total sales of related products. If all or a portion of the minimum guarantee subsequently appears not to be recoverable, the unrecoverable portion is charged to expense at that time.

       Doubtful Accounts

       We  maintain  allowances  for  doubtful  accounts  for  estimated  losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

       Inventory

       Our policy requires that we state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments regarding, among other things, future demand and market conditions, current inventory levels and the impact of the possible discontinuation of product designs. If actual conditions are less favorable than those projected by us, additional inventory write-downs to market value may be required.


       Long-Lived and Intangible Assets


       We have significant property, plant and equipment; goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired requires us to make significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Recently Issued Accounting Standards


       Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No 142"). SFAS No 141 revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No 142 revises the accounting for goodwill to eliminate the amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. Intangible assets with definite lives will continue to be amortized over their useful lives. SFAS No. 142 also requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. During the second quarter of 2002, we completed our review and determined that goodwill was not impaired. The elimination of goodwill amortization as of January 1, 2001 would have increased net income for the quarterly period ended March 30, 2001 by approximately $0.5 million, net of $0.4 million of income taxes, and would have increased net income for the year ended December 31, 2001 by approximately $1.6 million, net of $1.0 million of income taxes.


       Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No 144"). SFAS No. 144 supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board No 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact our financial position or results of operations.


       In May 2002, Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections" ("SFAS No. 145"), was issued. SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will no longer be permitted for certain extinguishments considered to be part of a company's risk management strategy. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS No. 145 is effective for financial statements issued after May 15, 2002, and with respect to the impact of the reporting requirements of changes made to SFAS No. 4 for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 in 2002 and classified the write-off of certain deferred financing costs of $1.5 million as an operating expense, thereby reducing income from operations.

       In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" ("SFAS No. 146") was issued. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF No. 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

       In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," ("FIN No. 45") was issued. FIN No. 45 clarifies requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that upon issuance of a guarantee, companies recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 were effective commencing in the fourth quarter of 2002. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of this interpretation to have a material effect on the consolidated financial statements.

       In November 2001, the Emerging Issues Task Force issued EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product." EITF No. 01-09 was effective for us as of January 1, 2002. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain advertising and product placement costs previously classified as selling expenses to be reflected as a reduction of revenues earned from that activity. The new guidance requires retroactive restatement of all periods presented to reflect the new accounting provision. These reclassifications did not affect our income from operations or net income.


       Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our financial statements.

Quarterly Results (Unaudited)


       Despite a concentration of holidays in the fourth quarter of the year, as a result of our expansive product lines and customer base and increased promotional activities, the impact of seasonality on our quarterly results of operations in recent years has been limited. Promotional activities, including special dating terms, particularly with respect to Halloween and Christmas products sold in the third quarter, and the introduction of our new everyday products and designs during the fourth quarter result in higher accounts receivable and inventory balances and higher interest costs to support these balances. The following table sets forth our historical net sales, gross profit, income from operations and net income, by quarter, for 2001 and 2002.


                                   For the Three Months Ended
                                   --------------------------
                         March 31    June 30    September 30   December 31
                         --------    -------    ------------   -----------
                                     (Dollars in thousands)
2001
Net sales ............   $ 86,905   $ 82,839      $ 87,699      $ 87,740
Gross profit .........     31,588     28,313        30,283        29,963
Income from operations     13,083      9,773         9,977(a)     10,053(a)
Net income ...........      3,875      2,209         2,391(a)      2,827(a)

2002
Net sales ............   $ 95,908   $ 94,129      $100,226      $ 95,340
Gross profit .........     34,232     32,150        34,465        31,776
Income from operations     15,626     11,847(b)     14,137(b)      7,105(b)(c)
Net income ...........      6,231      3,940(b)      5,436(b)        858(b)(c)

_______________


(a) During the third quarter of 2001, one of our superstore customers filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and, as a result, we charged $1.5 million and $1.0 million to the provision for doubtful accounts during the third and fourth quarters of 2001, respectively, to fully provide for the accounts receivable balances due to us. This customer accounted for approximately 2.1% of our consolidated net sales for the year ended December 31, 2001.

(b) We incurred restructuring charges of $0.2 million, $0.6 million, and $0.9 million during the second, third and fourth quarters of 2002, respectively, resulting from the consolidation of the fabrication operations of M&D Industries into our existing balloon operations and the consolidation of certain domestic and foreign distribution operations. These consolidations may result in additional restructuring charges in subsequent periods.

(c) During the fourth quarter of 2002, we amended and restated our then existing credit facility with various lenders which resulted in a write-off of $1.5 million of deferred financing costs associated with the existing facility at that time. Additionally, during the fourth quarter of 2002, we decided not to pursue an IPO of shares of our Common Stock, which resulted in a $0.8 million write-off of costs associated with the offering. On March 12, 2003, we filed a Form RW with the Commission withdrawing its registration statement for the IPO.

Quantitative and Qualitative Disclosures about Market Risk


       Our earnings are affected by changes in interest rates as a result of our variable rate indebtedness. However, we utilize interest rate swap agreements to manage the market risk associated with fluctuations in interest rates. If market interest rates for our variable rate indebtedness averaged 2% more than the interest rate actually paid for the years ended December 31, 2000, 2001 and 2002, our interest expense, after considering the effects of our interest rate swap agreements, would have increased, and income before income taxes would have decreased by $0.9 million, $2.2 million and $3.4 million, respectively. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and interest rate swap agreements. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that we would take and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

       Our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries, as a result of the sales of our products in foreign markets. Although we periodically enter into foreign currency forward contracts to hedge against the earnings effects of such fluctuations we may not be able to hedge such risks completely or permanently. A uniform 10% strengthening in the value of the dollar relative to the currencies in which our foreign sales are denominated would have resulted in a decrease in gross profit of $1.6 million, $1.4 million and $1.5 million for the years ended December 31, 2000, 2001 and 2002, respectively. These calculations assume that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which could change the U.S. dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

                                    BUSINESS

Company


       We believe we are one of the largest manufacturers and distributors of decorative party goods in the United States and the largest manufacturer of metallic balloons in the world. We offer one of the broadest and deepest product lines in the industry. Our party products include decorative paper and plastic tableware such as plates, napkins, cups and tablecovers, accessories such as invitations and thank you notes, novelties such as games and party favors, metallic balloons, gifts and stationery. Our gift and stationery products include picture frames, candles, mugs and ceramic giftware encompassing home, wedding and baby products for general gift giving or self-purchase. We sell our products through party superstores, other party goods stores, independent card and gift retailers, other retailers and distributors throughout the world. We believe we are the leading supplier to party superstores in the United States, which represented approximately 44% of our sales in 2002, and we have developed a specialty sales force that focuses on card and gift stores and other independent retailers. We manufacture items representing over 60% of 2002 sales and purchase the remainder from third-party manufacturers, many of whom are located in Asia.


Company History


       Our business was founded in 1947 as an importer and distributor of party goods and novelty items. Through internal growth and selective acquisitions, we have become a fully integrated designer, manufacturer and multi-national distributor of decorative party goods. Until 1995, we were a privately-owned business substantially all of which was owned by John A. Svenningsen and entities controlled by him. In 1996, we had an initial public offering after which Mr. Svenningsen and those entities continued to own approximately 80% of our Common Stock. Following Mr. Svenningsen's death in 1997, we again became a private company through our merger with Confetti Acquisition, Inc.

       To strengthen our position as a leader in the industry and to broaden our product line, we acquired Anagram and M&D Industries in 1998 and 2002, respectively, both of which manufacture metallic balloons. We leveraged Anagram's strong presence in the grocery, gift and floral distribution channels to bring additional party goods to these markets. Beginning in 1999, we realigned our sales force, creating a specialty sales force, which at December 31, 2002 had 135 sales professionals who focus more closely on card and gift stores and other independent retailers. In order to leverage our design, marketing and distribution capabilities further, we introduced an extensive gift line encompassing home, wedding and baby products principally to service the independent retail distribution channel's need for additional product lines beyond party goods and provide these retailers with the opportunity to "one-stop shop."


Industry Overview


       Industry growth has been driven by manufacturers and retailers increasing the breadth and availability of party merchandise, which now includes party goods and gifts, to celebrate a greater number of events, holidays and occasions. These products are sold through a variety of different retail distribution channels including party superstores, other party goods retailers, independent card and gift stores, food and drug stores and mass-market retailers.

       o Party Superstore Distribution Channel. Our principal retail distribution channel is the party superstore and party specialty store. Party superstores have evolved into the one-stop shopping destination for all of a consumer's party goods needs and generally offer prices that are more competitive than those of similar products sold in other distribution channels. Party specialty stores offer an extensive selection of designed ensembles which typically include between 15 and 60 design coordinated items. By displaying an array of integrated and related merchandise in an attractive format, these retailers seek to influence consumers to increase the number of items they purchase during each shopping experience. The wide product assortment and value priced merchandising concepts distinguish these "category killer" retailers from their competitors.

       o The mid-to-late 1990's witnessed rapid expansion within the party superstore segment. This expansion stretched the management and infrastructure of several of these retail chains and resulted in financial difficulties, despite relatively consistent comparable store sales performance. This growth has been followed by a period of consolidation and rationalization which has resulted in stronger participants and repositioned the industry for further organic growth.

       o Independent Retail Distribution Channel. Independent card and gift stores have not historically been significant purchasers of our products because they have focused on greeting cards and stationery. Typically these retailers purchase a very limited selection of our type of products from several suppliers who are often manufacturers of a limited number of products. Our specialty sales force targets retailers in this channel and positions the Company as a stable, single-source resource for satisfying many different product requirements. We believe that this approach is unique to this industry distribution channel and meets the growing desire of retailers within this distribution channel to consolidate their vendor relationships.

       o Other Distribution Channels. Drug and grocery stores at one time were principal outlets for party goods. As the number of products available to the consumer has increased, the importance of these distribution channels to the industry has declined. While they remain significant outlets for certain product categories, including the metallic balloons we sell, they are unable to offer the assortment found in party superstores.

       o Historically, mass-market retailers (such as Wal-Mart and Target) have been a significant outlet for particular products categories, including metallic balloons, and are significant retailers of greeting cards, juvenile birthday products and seasonal tableware. Party products which are comparable to those of the Company are generally merchandised in conjunction with the greeting card programs and are limited in breadth and scope. We generally utilize distributors to sell to and service this market.


       o Growth Trends. In addition to continued expansion of the party superstore distribution channel, we believe growth in the party goods industry will be driven by several favorable consumer trends. As consumers seek to increase the quality of their leisure time, home entertaining is rising as consumers seek to include festive party supplies in their celebrations. This consumer desire to optimize leisure time is an outgrowth, among other things, of lengthening work weeks, the increase in two wage-earner families and a general increase in disposable income. Party goods offer a convenient and affordable way to make all types of occasions more festive and special. In the past decade, consumers have also embraced an increasing variety of events for parties ranging from lifestyle events such as baby's first birthday to theme parties. The popularity of such events has driven demand for decorative party supplies that can enhance the festive nature of the occasion.

Our Strengths

       We believe our competitive strengths are as follows:

       Category Leader in Party Goods including Balloons.


       We believe we are one of the largest manufacturers and distributors of decorative party goods in the United States and the largest manufacturer of metallic balloons in the world. We offer one of the broadest and deepest product lines in the industry. Our party products include paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. Our gift and stationery product lines encompass home, garden, baby and wedding products for general and seasonal gift giving or self-purchase. We sell our products through party superstores, other party goods retailers, independent card and gift stores, other retailers and distributors throughout the world, including North America, South America, Europe, Asia and Australia. We believe we are the leading supplier to party superstores in the United States, which represented approximately 44% of our sales in 2002, and we have developed a specialty sales force that focuses on card and gift stores and other independent retailers. We manufacture items representing over 60% of 2002 sales and purchase the remainder from third-party manufacturers, many of whom are located in Asia.

       Expansive Product Breadth


       With approximately 38,000 SKU's, we offer one of the broadest and deepest product lines in the industry and allow convenient "one-stop shopping" for both large superstore and smaller retail buyers. Our product lines include party goods, metallic balloons, stationery and gift items. Our product offering also includes approximately 390 party ensembles, which range from 30 to 150 design-coordinated items spanning tableware, accessories, novelties, decorations and gifts. The breadth of these ensembles enables party superstores to encourage consumers to buy additional items for a single occasion. Our gift product line better enables us to penetrate the card and gift store distribution channel, where the majority of our sales actually come from party goods and accessories. Our metallic balloons are produced in wide variety of shapes and sizes and we have the right to use approximately 90 character licenses for balloons.

       The percentage of sales for each product line for 2000, 2001 and 2002 are set forth in the following table:


                                                2000          2001          2002
                                                ----          ----          ----

Party Goods ..........................           70%           69%           65%
Metallic Balloons ....................           21            21            23
Stationery ...........................            7             7             7
Gift .................................            2             3             5
                                                ---           ---           ---
                                                100%          100%          100%
                                                ===           ===           ===

       The following table sets forth the principal products in each of the categories, excluding metallic balloons:


Party Goods             Stationery                           Gift
-----------             ----------                           ----

Decorative and Solid    Baby and Wedding Memory              Ceramic Giftware
  Color Tableware         Books                              Decorative Candles
Candles                 Decorative Tissues                   Decorative Frames
Cascades and            Gift Wrap, Bows and Bags             Mugs
  Centerpieces          Invitations, Notes and Stationery    Plush Toys
Crepe                   Photograph Albums                    Wedding Accessories
Cutouts                 Ribbons                                and Cake Tops
Flags and Banners       Stickers and Confetti
Guest Towels
Latex Balloons
Party Favors
Party Hats
Pinatas


       We supply party goods and gifts for the following types of occasions:


Seasonal                Themes                               Everyday
--------                ------                               --------


New Year's              Card Night                           Birthdays
Valentine's Day         Fiesta                               Graduations
St. Patrick's Day       Fifties Rock-and-Roll                Weddings
Easter                  Hawaiian Luau                        Anniversaries
Passover                Mardi Gras                           Showers
Fourth of July          Masquerade                           First Communions
Halloween               Patriotic                            Confirmations
Thanksgiving            Religious                            Retirements
Hanukkah                Sports                               Christenings
Christmas               Summer Fun                           Bar Mitzvahs
                        Western

       Innovative Product Development and Design Capabilities


       Our  114  person  in-house  design  staff  continuously  develops  fresh,
innovative  and  contemporary  product  designs  and  concepts.   Our  continued
investment in art and design results in a steady supply of fresh ideas and the creation of complex, unique ensembles that appeal to consumers and are difficult to replicate. In 2002, we introduced over 4,000 new products and over 65 new ensembles. Our proprietary designs help us keep our product line offering differentiated from the competition.


       Efficient Manufacturing Capability and Reliable Sourcing.


       Our vertically integrated manufacturing capability (i.e., our ability to perform each of the steps in the process of converting raw materials into our finished products) enables us to control costs, monitor product quality and manage inventory investment better and provide more efficient order fulfillment. We manufacture items representing over 60% of our 2002 sales. Our facilities in New York, Kentucky, Rhode Island, Minnesota, Illinois and Mexico are highly automated and produce paper and plastic plates, napkins, cups, metallic balloons and other party and novelty items. State-of-the art printing, forming, folding and packaging equipment support these manufacturing operations. Given our size and sales volume, we are generally able to operate our manufacturing equipment on the basis of at least two shifts per day thus lowering production costs per unit. In addition, we manufacture products for third parties, which allows us to maintain a satisfactory level of equipment utilization.

       We try to outsource items that require labor-intensive production processes. We purchase products representing approximately 39% of sales in 2002 from independently owned manufacturers, many of whom are located in Asia and with whom we have long-standing relationships. We have relationships of over 15 years with our two largest suppliers. We believe that the quality and price of the products manufactured by these suppliers provides a significant competitive advantage. Our business, however, is not dependent upon any single source of supply for these products. The principal raw materials used in manufacturing our products are paper and petroleum-based resin. We have historically been able to change our product prices in response to changes in raw material costs. While we currently purchase such raw material from a relatively small number of sources, paper and resin are available from numerous sources. Therefore, we believe our current suppliers could be replaced without adversely affecting our manufacturing operations in any material respect.


       High Capacity Distribution Systems

       We ship our products from distribution facilities that employ computer assisted systems directly to customers throughout the United States and Canada. Our electronic-order entry and information systems allow us to manage our inventory with minimal waste, achieve average fill rates in excess of 90% and target quick order turnaround times of generally 24 to 48 hours.


       Our distribution facilities for paper party items are principally located in New York; represent more than 1,000,000 square feet in the aggregate; and include a new 544,000 square foot domestic facility which became fully operational during the fourth quarter of 2002. As a result of the acquisitions of Anagram and M&D Industries, we distribute our metallic balloons domestically from facilities in Minnesota and New York. Products for markets outside the United States are shipped from our distribution facilities in Mexico, the United Kingdom and Australia.


       Highly Experienced and Incentivized Senior Management


       Our Chief Executive Officer, Gerald C. Rittenberg, has been with us for 13 years and has over 25 years of experience in the decorative party goods industry. Our President and Chief Operating Officer, James M. Harrison, has been with us for 7 years and has more than 15 years of industry experience. Under their leadership, our sales have grown from $208.8 million in 1997 to $385.6 million in 2002. Our senior management also has a demonstrated track record of integrating acquisitions and achieving significant cost savings. Most of our senior management have equity ownership and/or stock options.

Our Strategy

       We seek to be the primary source for consumers' party goods requirements as well as a recognized supplier of quality stationery and gift items. The key elements of our strategy are as follows:


       Build upon Position as a Leading Provider to Party Goods Retailers.

       We will continue to offer convenient "one-stop shopping" for both large superstores and smaller party goods retailers. We will seek to grow our sales to existing stores by increasing our share of sales volume and shelf space, continuing to develop innovative new products and by helping retailers promote coordinated ensembles that boost average purchase volume per consumer through "add on" or impulse purchases. Given our position in the party superstore distribution channel and the strength of our relationships with major chains, we expect our sales will also grow as new party superstores are opened.

       Increase Penetration in Independent Retail Distribution Channel.

       We also believe there is significant opportunity to expand our sales to card and gift stores and other independent retailers. By introducing a new gift product line and increasing our specialty sales force to its current size of 135, our sales to this distribution channel have grown from $15 million in 1999 to $38 million in 2002. We have made significant investments by adding management and expanding our customer service and marketing infrastructure to support the existing sales force as well as additional sales representatives that we expect to hire. We have determined that as a salesperson's tenure with the Company increases, sales within their territory generally increase. As our existing representatives become more seasoned and productive, and we add new representatives, we expect to increase sales and profitability from this distribution channel as sales growth is achieved with relatively fixed support costs.


       Capitalize on Investments and Infrastructure.


       We intend to increase our sales and profitability by leveraging the significant investments that we have made in our infrastructure. In addition to building our specialty sales force and expanding our gift product offerings, we invested approximately $30 million in a new 544,000 square foot distribution facility that will enable us to consolidate further our distribution capabilities through 2003. We expect these changes will enable us to support substantially greater sales volume over the long term. We also expect to realize additional savings from our integration of M&D Industries with our Anagram operations.


       Expand International Presence.


       We believe there is an opportunity to expand our international business, which represented approximately 14% of our sales in each of the years in the three-year period ended December 31, 2002. We currently have a presence in Mexico, Canada, Europe and Asia. We have our own sales force in Canada, the United Kingdom and Mexico, and operate through third-party sales representatives elsewhere. The market for decorative party goods outside the U.S. is less mature due to lower consumer awareness of party products and less developed retail distribution channels. Our strategy is to grow our international sales by broadening our distribution network, increasing accessorization and customization of our products to local tastes and holidays and continuing to deepen retail penetration. We have identified the United Kingdom, Germany and Australia as the most attractive opportunities for expansion at the present time, based on their demographics, celebratory customs and practices, recent recognition of the party superstore concept and use/acceptance of the English language.


       Continued Growth Through Targeted Acquisitions.


       We believe that opportunities exist to make acquisitions of complementary businesses. Through such businesses, we can leverage our existing marketing, distribution and production capabilities, expand our presence in the various retail distribution channels, further broaden and deepen our product line and penetrate international markets.

Customers


       Our customers are principally party superstores, other party goods retailers, independent card and gift retailers and other distributors. We have also expanded our presence in the gift shop, supermarket and other smaller independent retail distribution channels. In the aggregate, we supply more than 40,000 retail outlets both domestically and internationally.

       We have a diverse customer base with only one customer, Party City, the nation's largest party goods retailer, accounting for more than 10% of our sales in 2002. For the years ended December 31, 2000, 2001 and 2002, sales to Party City's corporate owned and operated stores represented 12%, 13% and 13% of consolidated net sales, respectively. For the years ended December 31, 2000, 2001 and 2002, sales to Party City's franchise owned and operated stores represented 13%, 15% and 14% of consolidated net sales, respectively. Franchisees are financially independent from Party City and diversify our credit exposure.


Sales and Marketing


       Our  principal  sales  and  marketing  efforts  are  conducted  through a domestic direct employee sales force of approximately 170 professionals servicing over 40,000 retail accounts. Included in this sales force are approximately 35 seasoned sales professionals who service the party superstore and party specialty retailer distribution channel and who, on average, have been affiliated with us for approximately 9 years. In addition to the employee sales team, a select group of manufacturers' representatives handle specific account situations. Employees of subsidiaries outside of the United States generally service international customers.

       To focus more closely on the needs of the independent retail distribution channel, we utilize a specialty sales force which currently totals approximately 135 sales professionals. Our specialty sales force is unique in the industry in its ability to offer both gift products and a comprehensive line of decorative party goods and accessories. Anagram and M&D Industries utilize a group of approximately 40 independent distributors to bring their metallic balloons to the grocery, gift and floral markets, as well as to our party superstore and specialty retailer customers. To support our sales and marketing efforts, we produce four main decorative party product catalogues annually (three catalogues for seasonal products and one catalogue for everyday products). We also produce additional catalogues to market our metallic balloon and gift and stationery products.

       Our practice of including party goods retailers in all facets of our product development is a key element of our sales and marketing efforts. We target important consumer preferences by integrating our own market research with the input of party goods retailers in the creation of our designs and products. In addition, our sales force assists customers in the actual set-up and layout of displays of our products and, from time to time, provides customers with promotional displays.


       Additionally, we have successfully pursued opportunities to have our products listed on the websites of various Internet retailers. We have also developed a website which displays and describes our product assortment and capabilities. This website enables our key customers to access real time information regarding the status of existing orders, stock availability and to place new orders. In the future, we plan to utilize this website as a vital marketing tool, providing us with the ability to announce special product promotions and other information in an expeditious manner and to make the website available to all of our customers.

Copyrights


       We own copyrights on the designs we create and use on our products and trademarks on the words and designs used on or in connection with our products. It is our practice to register our copyrights with the United States Copyright Office to the extent we deem reasonable. We do not believe that the loss of copyrights or trademarks with respect to any particular product or products would have a material adverse effect on our business. Except for those licenses held by Anagram and M&D Industries, we do not depend on licenses to any material degree in our business and, therefore, do not incur any material licensing expenses. We hold approximately 90 licenses as a result of our acquisition of Anagram and M&D Industries, allowing us to use various cartoon and other characters on our balloons. None of these licenses is individually material to our aggregate business.

Competition


       We compete on the basis of diversity and quality of our product designs, breadth of product line, product availability, price, reputation and customer service. Although we have many competitors with respect to one or more of our products, we believe that there are few competitors that manufacture and distribute products with the complexity of design and breadth of product lines that we do. Furthermore, our design and manufacturing processes create efficiencies in manufacturing that few of our competitors achieve in the production of numerous coordinated products in multiple design types.

       Competitors include smaller independent specialty manufacturers, as well as divisions or subsidiaries of large companies with greater financial and other resources than ourselves. Certain of these competitors control various product licenses for widely recognized images, such as cartoon or motion picture characters, which could provide them with a competitive advantage. However, through the acquisitions of Anagram and M&D Industries, we have acquired a strong portfolio of cartoon and other character licenses that we use in the design and production of our metallic balloons.


Employees


       As of December 31, 2002, we had approximately 2,000 employees, none of whom is represented by a labor union. We consider our relationship with our employees to be good.

Facilities

       We maintain our corporate headquarters in Elmsford, New York and conduct our material design, manufacturing and distribution operations at the following facilities:


                                                                                                   Owned or Leased
Location                         Principal Activity                     Square Feet            (with Expiration Date)
--------                         ------------------                     -----------            ----------------------


Elmsford, New York               Executive Offices;                  97,000 square feet       Leased (expiration date:
                                 design and art                                               December 31, 2007)
                                 production of paper
                                 party products and
                                 decorations

Harriman, New York               Manufacture of paper napkins        75,000 square feet       Leased (expiration date:
                                 and cups                                                     March 31, 2006)

Providence, Rhode Island         Manufacture and distribution        277,700 square feet      Leased (expiration date:
                                 of plastic plates, cups and bowls                            April 26, 2006)

Louisville, Kentucky             Manufacture and distribution        189,000 square feet      Leased (expiration date:
                                 of paper plates                                              March 31, 2010)

Newburgh, New York               Manufacture of paper                53,000 square feet       Leased (expiration date:
                                 napkins and cups                                             May 31, 2004)

Eden Prairie, Minnesota          Manufacture and distribution        115,600 square feet      Owned
                                 of balloons and accessories

Tijuana, Mexico                  Manufacture and distribution        75,000 square feet       Leased (expiration date:
                                 of party products                                            May 16, 2007)

Chester, New York (1)            Distribution of decorative          287,000 square feet      Owned
                                 party products

Chester, New York (2)            Distribution of decorative          544,000 square feet      Owned
                                 party products

Goshen, New York                 Distribution of seasonal            130,000 square feet      Leased (expiration date:
                                 decorative party products                                    October 31, 2006)

Milton Keynes, England           Distribution of party products      110,000 square feet      Leased (expiration date:
                                 throughout United Kingdom                                    June 30, 2017)
                                 and Europe

Manteno, Illinois                Manufacture of printed              31,900 square feet       Leased (expiration date:
                                 film and flexible packing                                    August 31, 2003)
                                 materials

Chanhassen, Minnesota            Distribution of balloons            62,200 square feet       Leased (expiration date:
                                 and accessories                                              October 14, 2004)



_______________

(1) Property subject to a ten-year mortgage securing a loan in the original principal amount of $5.9 million and bearing interest at a rate of 8.51%. The loan matures in September 2004. The principal amount outstanding as of December 31, 2002 was approximately $1.0 million. During the first quarter of 2003, we transferred the distribution of solid color party products to this facility from a facility in Newburgh, New York (this lease expired in April 2003 and was not renewed).


(2) Property subject to first and second lien mortgage loans in the original principal amount of $10.0 million each with a financial institution and the New York State Job Development Authority, respectively. The first lien mortgage note bears interest at LIBOR plus 2.75%. However, we have utilized an interest rate swap agreement to effectively fix the loan rate at 8.40% for the term of the loan. The second lien mortgage note bears interest at a rate of 3.77%, subject to change under certain conditions. Both notes are for a term of 96 months and require monthly payments based on a 180-month amortization period with balloon payments upon maturity in January 2010. At December 31, 2002, the principal amounts outstanding under the first and second lien mortgage notes were approximately $9.4 million and $9.6 million, respectively. This facility became fully operational during the fourth quarter of 2002.



       Additionally, we maintain smaller design, manufacturing and distribution facilities in Australia, Canada and Mexico. We also maintain sales offices in Australia, Canada and Japan and showrooms in New York, Texas, Georgia and Toronto, Canada.


       We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for present needs and for our anticipated needs in the foreseeable future. To the extent such capacity is not needed for the manufacture of our products, we generally use such capacity for the manufacture of products for others pursuant to terminable contracts. All properties generally are used on a basis of two shifts per day. We also believe that upon the expiration of our current leases, we will be able either to secure renewal terms or to enter into leases for alternative locations at market terms.

Legal Proceedings


       We are a party to certain claims and litigation in the ordinary course of business. We do not believe any of these proceedings will have, individually or in the aggregate, a material adverse effect upon our financial condition or future results of operations.

                                   MANAGEMENT

Directors and Executive Officers


       Set forth below are the names, ages and positions of the persons who are currently serving as our officers and directors.


Name                                Age                  Position
----                                ---                  --------

Gerald C. Rittenberg..........      50      Chief Executive Officer and Director


James M. Harrison.............      51      President, Chief Operating Officer
                                              and Director

James F. Flanagan.............      51      Executive Vice President

Michael A. Correale...........      45      Chief Financial Officer

Terence M. O'Toole............      44      Director, Chairman of the Board

Sanjeev K. Mehra..............      44      Director

Joseph P. DiSabato............      36      Director



       Set forth below is a brief description of our executive officers' and directors' business experience.


       Gerald C. Rittenberg became Chief Executive Officer in December 1997. From May 1997 until December 1997, Mr. Rittenberg served as Acting Chairman of the Board. Prior to that time, Mr. Rittenberg served as the President of the predecessor to the Company, Amscan Inc., from April 1996 to October 1996, and as President of the Company from the time of its formation in October 1996.


       James M. Harrison became President in December 1997 and Chief Operating Officer in March 2002. From February 1997 to March 2002, Mr. Harrison also served as Chief Financial Officer and Treasurer. From February 1997 to December 1997, Mr. Harrison served as our Secretary. Prior to that time, Mr. Harrison served as the Chief Financial Officer of the predecessor to the Company, Amscan Inc., from August 1996 to February 1997.


       James F. Flanagan became a Senior Vice President of the Company in July 2001 and became an Executive Vice President in January 2002. From 1975 to July 2001, Mr. Flanagan was employed at Hallmark Cards, Inc. where he most recently served as Vice President-Sales.


       Michael A. Correale became Chief Financial Officer in March 2002. Mr. Correale served as Vice President - Finance, from May 1997 to March 2002.

       Terence M. O'Toole has been a Managing Director of Goldman, Sachs & Co. ("Goldman Sachs") in the Principal Investment Area since 1992. He joined Goldman Sachs in 1983. He is a member of Goldman Sachs' Principal Investment Area Investment Committee. Mr. O'Toole serves on the Boards of Directors of Western Wireless Corporation, R.H. Donnelley Corporation and several privately held companies on behalf of Goldman Sachs.

       Sanjeev K. Mehra has been a Managing Director of Goldman Sachs in the Principal Investment Area since 1996. He joined Goldman Sachs in 1986. He is a member of Goldman Sachs' Principal Investment Area Investment Committee.

       Mr. Mehra serves on the Boards of Directors of Hexcel Corporation, Madison River Telephone Company, LLC and several privately held companies on behalf of Goldman Sachs.

       Joseph P. DiSabato has been a Managing Director of Goldman Sachs in the Principal Investment Area since 2000. He joined Goldman Sachs in 1988, leaving in 1991, and returning in 1994. Mr. DiSabato serves on the Boards of Directors of Madison River Telephone Company, LLC and several privately held companies on behalf of Goldman Sachs.


Executive Compensation and Related Information


                                        Summary Compensation Table

                                                                               Long Term
                                                                             Compensation
                                                                             ------------
                                                                           No. of Securities
                                                                              Under-lying         All Other
Name and Principal Position           Year      Salary        Bonus (a)     Options Granted   Compensation (b)
---------------------------           ----      ------        ---------     ---------------   ----------------

Gerald C. Rittenberg ............     2002     $325,238        $722,000                        $  9,115
    Chief Executive Officer .....     2001      309,750         500,000                           7,249
                                      2000      295,000         500,000                           8,505

James M. Harrison ...............     2002     $303,188        $649,000                        $  9,115
    President and Chief Operating     2001      288,750         450,000                           7,382
    Officer .....................     2000      275,000         450,000                           9,027

Garry Kieves (c) ................     2002     $240,000                                        $ 14,607
    Senior Vice President .......     2001      240,000                                          14,806
                                      2000      240,000                                          16,388

James F. Flanagan ...............     2002     $250,000        $150,000             2.5(e)     $  3,615
    Executive Vice President ....     2001       74,000(d)      125,000(d)          2.5(e)

Michael Correale ................     2002     $183,100        $ 75,000                        $  9,115
    Chief Financial Officer .....     2001      168,300          40,000                           7,381
                                      2000      155,600          30,000                           8,072

_______________

(a) Represents amounts earned with respect to the years indicated, whether paid or accrued.

(b) Represents our contributions under a profit sharing and savings plan, as well as insurance premiums we paid with respect to term life insurance for the benefit of the named executive officer.


(c) Mr. Kieves left the Company in January 2003. He was the Senior Vice President from September 1998 through that time.

(d)    Mr. Flanagan became an employee of the Company on July 16, 2001.

(e)    Represents New Options granted to Mr. Flanagan in 2001 and 2002.

Option Grants Table


       The following table sets forth information concerning stock options which were granted during 2002 to the executive officers named in the Summary Compensation Table. Information with respect to options relates to options on the Common Stock at December 31, 2002.



                                                                                                           Potential
                                                                                                       Realizable Value
                                                                                                          at Assumed
                                Number of      % of                                                      Annual Rates
                               Securities  Total Options              Market                            of Stock Price
                               Underlying   Granted to    Exercise   Price at                          Appreciation for
                                 Options   Employees in     Price     Date of    Expiration               Option Term
Name                           Granted(1)   Fiscal Year   ($/share)  Grant(2)       Date               5%           10%
----                           ----------   -----------   ---------  --------       ----               --           ---

James F. Flanagan..........        2.5         100%       $155,000   $155,000  January 2, 2012      $243,697     $617,575

_______________


(1) All New Options listed in this column become exercisable ratably over five years beginning one year from the date of grant and expire ten years after the date of grant.

(2) Assumes a fair market value of the Common Stock underlying the New Options of $155,000 based on the value of the Common Stock at January 2, 2002.

Fiscal 2002 Year End Option Values


                                                                                               Value of
                                                      Number of                               Unexercised
                                                Securities Underlying                        In the Money
                                                 Unexercised Options                  Options at Fiscal Year End
Name                                        Exercisable     Unexercisable         Exercisable             Unexercisable

Gerald C. Rittenberg................           16.648             0.000         $   1,331,840             $         --
James M. Harrison...................           16.268             0.000             1,350,409                       --
Garry Kieves (1)....................            5.318             1.330               159,540                    39,900
James F. Flanagan...................            0.500             4.500                 2,500                    10,000
Michael A. Correale.................            2.570             0.000               211,553                       --

_______________



(1)    Garry Kieves left the Company in January 2003. Mr. Kieves  exercised all
       6.648 of his options in 2003.

       The value of unexercised in the money options is based on the value of the Common Stock of $155,000 per share at December 31, 2002. No New Options or Rollover Options were exercised in the most recent fiscal year.


       For a further description of the New Options and Rollover Options granted to the executives named in the Summary Compensation Table, see "Employment Arrangements" below.

Employment Arrangements


       Employment Agreement with Gerald C. Rittenberg. Gerald C. Rittenberg has an employment agreement with us, dated August 10, 1997, as amended, (the "Rittenberg Employment Agreement"), pursuant to which Mr. Rittenberg serves as Chief Executive Officer for a term expiring December 31, 2004. During 2002, Mr. Rittenberg received an annual base salary of $325,238, which will increase by 5% annually for the term of the Rittenberg Employment Agreement. Mr. Rittenberg will be eligible for an annual bonus for each calendar year comprised of (i) a non-discretionary bonus equal to 50% of his annual base salary if certain operational and financial targets determined by the Board of Directors in consultation with Mr. Rittenberg are attained and (ii) a discretionary bonus awarded in the sole discretion of the Board of Directors. The Rittenberg Employment Agreement also provides for other customary benefits including incentive, savings and retirement plans, paid vacation, health care and life insurance plans and expense reimbursement.

       Under the Rittenberg Employment Agreement, if we terminate Mr. Rittenberg's employment other than for cause, death or disability, we would be obligated to pay Mr. Rittenberg a lump sum cash payment in an amount equal to the sum of (1) accrued unpaid salary, earned but unpaid bonus for any prior year, any deferred compensation and accrued but unpaid vacation pay (collectively, "Accrued Obligations") plus (2) severance pay equal to his annual base salary, provided, however, that in connection with a termination by the Company other than for cause following a Sale Event (as defined below), such severance pay will be equal to Mr. Rittenberg's annual base salary multiplied by the number of years we elect as the Restriction Period (as defined below) in connection with the agreement's non-competition provisions. Upon termination of Mr. Rittenberg's employment by the Company for cause, death, disability or if he terminates his employment, Mr. Rittenberg will be entitled to his unpaid Accrued Obligations. Additionally, upon termination of Mr. Rittenberg's employment during the current term or any additional term (1) by the Company other than for cause or (2) by reason of his death or disability, or if the current term or any additional term is not renewed at its expiration (other than for cause), the Rittenberg Employment Agreement provides for payment of a prorated portion of the bonus to which Mr. Rittenberg would otherwise have been entitled.


       The Rittenberg Employment Agreement also provides that during his current term, any additional term and during the three-year period following any termination of his employment (the "Restriction Period"), Mr. Rittenberg will not participate in or permit his name to be used or become associated with any person or entity that is or intends to be engaged in any business which is in competition with our business, or any of our subsidiaries or controlled affiliates, in any country in which we or any of our subsidiaries or controlled affiliates operate, compete or are engaged in such business or at such time intend to so operate, compete or become engaged in such business (a "Competitor"), provided, however, that if we terminate Mr. Rittenberg's employment other than for cause following a Sale Event, the Restriction Period will be instead a one, two or three-year period at our election. For purposes of the Rittenberg Employment Agreement, "Sale Event" means either (1) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) that is a Competitor, other than GSCP, of a majority of our outstanding voting stock or (2) the sale or other disposition (other than by way of merger or consolidation) of all or substantially all of our assets and those of our subsidiaries taken as a whole to any person or group of persons that is a Competitor, provided, however, that an underwritten initial public offering of shares of the Common Stock pursuant to a registration statement under the Securities Act will not constitute a Sale Event. The Rittenberg Employment Agreement also provides for certain other restrictions during the Restriction Period in connection with (a) the solicitation of persons or entities with whom we have business relationships and
(b) inducing any of our employees to terminate their employment or offering employment to such persons, in each case subject to certain conditions.


       Pursuant to the Rittenberg Employment Agreement, Mr. Rittenberg contributed to Confetti immediately prior to the merger in 1997, 272,728 shares of the Common Stock in exchange for 60.0 shares of common stock of Confetti ("Confetti Common Stock"), having an aggregate value equal to approximately $4.5 million, which shares of Confetti Common Stock were valued at the purchase price for which GSCP purchased Confetti Common Stock immediately prior to the Merger. At the time of the Merger, such shares of Confetti Common Stock were converted into 60.0 shares of our Common Stock as the surviving company in the Merger (as converted, the "Rollover Stock").

       Also pursuant to the Rittenberg Employment Agreement in 1997, Mr. Rittenberg was granted New Options to purchase 16.648 shares of the Common Stock at $75,000 per share. Such New Options vested in equal annual installments over a five-year period and are subject to forfeiture upon termination of Mr. Rittenberg's employment if not vested and exercised within certain time periods specified in the Option Documents. Unless sooner exercised or forfeited as provided in the Option Documents, the New Options will expire on the tenth anniversary in 2007.

       Mr. Rittenberg is not permitted to sell, assign, transfer, pledge or otherwise encumber any New Options, shares of Rollover Stock or shares of the Common Stock acquired upon exercise of the New Options, except as provided in the Option Documents and the Common Stock acquired upon exercise of the New Options is subject to the terms of the Stockholders' Agreement.

       Employment Agreement with James M. Harrison. James M. Harrison has an employment agreement with us, dated August 10, 1997, as amended, (the "Harrison Employment Agreement"), pursuant to which Mr. Harrison serves as our President for a term expiring December 31, 2004. During 2002, Mr. Harrison received an annual base salary of $303,188, which will increase by 5% annually during the term of the Harrison Employment Agreement. The Harrison Employment Agreement contains provisions for additional terms, salary increases during additional terms, non-discretionary and discretionary bonus payments, severance, other benefits, definitions of cause and disability, and provisions for non-competition and non-solicitation similar to those in the Rittenberg Employment Agreement, with the exception of the provision which allows us to elect a one, two or three-year Restriction Period following a Sale Event. Under the Harrison Employment Agreement, the Restriction Period is fixed at three years and severance pay is fixed at one year's annual base salary.


       Pursuant to the Harrison Employment Agreement, Mr. Harrison was granted New Options to purchase 13.874 shares of the Common Stock at $75,000 per share. Such New Options were granted on terms similar to those granted pursuant to the Rittenberg Employment Agreement.

       Additionally, under the Harrison Employment Agreement, Mr. Harrison converted, as of the time of the Merger in 1997, his Company Stock Options to purchase 50,000 shares of the Common Stock into Rollover Options to purchase
2.394 shares of the Common Stock. The Rollover Options have an exercise price per share equal to $54,545. Mr. Harrison also received at the time of the Merger a cash bonus equal to $176,041 in connection therewith. The Rollover Options were granted pursuant to the Option Documents and on the same terms as the New Options other than the exercise price.


       Pursuant to the Harrison Employment Agreement, Mr. Harrison was granted immediately prior to the Merger in 1997, 15.0 shares of Confetti Common Stock (the "Restricted Stock"), having an aggregate value of $1,125,000, based on the then new purchase price, which shares were converted in the Merger in 1997 into
15.0 shares of the restricted Common Stock.

       Mr. Harrison is not permitted to sell, assign, transfer, pledge or otherwise encumber any New Options, Rollover Options, shares of Restricted Stock or shares of the Common Stock acquired upon exercise of the New Options or Rollover Options (in either case, "Option Shares"), except as provided in the Option Documents.

       Employment Agreement with Garry Kieves. Mr. Garry Kieves had an employment agreement with us, dated August 6, 1998, (the "Kieves Employment Agreement"), pursuant to which Mr. Kieves was employed as our Senior Vice President and President of Anagram for an initial term of three years at an annual base salary of up to $250,000. The Kieves Employment Agreement automatically extended for additional successive periods of one year each (each such period, an "Additional Term") unless the Company or Mr. Kieves gave notice of the intent not to extend the employment period. Mr. Kieves' salary would increase by up to 5% at the beginning of each Additional Term. The Kieves Employment Agreement contained provisions for discretionary bonus payments, severance and other benefits, and definitions of disability. The Kieves Employment Agreement also provided that upon termination of employment he may not, for a period of three years, be employed by, or associated in any manner with, any business with which we are in competition.

       Pursuant to the terms of the Kieves Employment Agreement, Mr. Kieves was granted New Options to purchase 6.648 shares of the Common Stock for $125,000 per share, which he exercised prior to his departure, on terms similar to those granted pursuant to the Rittenberg Employment Agreement. Mr. Kieves is not be permitted to sell, assign, transfer, pledge or otherwise encumber any New Options, shares of Common Stock or Option Shares, except as provided in the Option Documents. Mr. Kieves left the Company in January 2003.

       Employment Agreement with James F. Flanagan. James F. Flanagan has an employment agreement with us, dated July 1, 2001, as amended (the "Flanagan Employment Agreement"), pursuant to which Mr. Flanagan serves as our Executive Vice President for a term expiring December 31, 2004. For the term of the agreement, Mr. Flanagan will receive an annual salary of $250,000 and an annual bonus of not less than $125,000. The Flanagan Employment Agreement contains provisions for additional terms, severance and other benefits, and definitions of cause and disability. The Flanagan Employment Agreement also provides that upon termination of employment he may not, for a period of one year, be employed by, or associated in any manner with, any business that is in competition with us. We may terminate the Flanagan Employment Agreement upon the permanent disability of Mr. Flanagan or with or without cause.


       Pursuant to the terms of the Flanagan Employment Agreement, on July 16, 2001, Mr. Flanagan was granted New Options to purchase 2.5 shares of the Common Stock at $150,000 per share and, on January 1, 2002, he was granted additional New Options to purchase 2.5 shares of the Common Stock at $155,000 per share, on terms similar to those granted pursuant to the Rittenberg Employment Agreement.


       In addition, pursuant to the terms of the Flanagan Employment Agreement, Mr. Flanagan was granted 3.0 shares of restricted stock on January 1, 2002, with an aggregate value of $465,000 based on the market value per share on the date of grant.

       Mr. Flanagan is not permitted to sell, assign, transfer, pledge or otherwise encumber any New Options, Rollover Options, shares of Restricted Stock or shares of the Common Stock acquired upon exercise of the New Options, except as provided in the Option Documents.


1997 Stock Incentive Plan

       In 1997, the Company adopted the Amscan Holdings, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") under which the Company may grant incentive awards in the form of shares of Common Stock ("Restricted Stock Awards"), options to purchase shares of Common Stock ("Company Stock Options") and stock appreciation rights ("Stock Appreciation Rights") to certain directors, officers, employees and consultants ("Participants") of the Company and its affiliates. The total number of shares of Common Stock reserved and available for grant under the Stock Incentive Plan, as amended, is 150. A committee of the Company's board of directors (the "Committee"), or the board itself in the absence of a Committee, is authorized to make grants and various other decisions under the Stock Incentive Plan. Unless otherwise determined by the Committee, any Participant granted an award under the Stock Incentive Plan must become a party to, and agree to be bound by, the Stockholders' Agreement.

       Stock Option awards under the Stock Incentive Plan may include incentive stock options, nonqualified stock options, or both types of Company Stock Options, in each case with or without Stock Appreciation Rights. Company Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, have a term of ten years. Upon a Participant's death or when the Participant's employment with the Company or the applicable affiliate of the Company is terminated for any reason, such Participant's previously unvested Company Stock Options are forfeited and the Participant or his or her legal representative may, within three months (if termination of employment is for any reason other than death) or one year (in the case of the Participant's death), exercise any previously vested Company Stock Options. Stock Appreciation Rights may be granted in conjunction with all or part of any Company Stock Option award, and are exercisable, subject to certain limitations, only in connection with the exercise of the related Company Stock Option. Upon termination or exercise of a Company Stock Option, any related Stock Appreciation Rights terminate and are no longer exercisable. Stock Appreciation Rights are transferable only with the related Company Stock Options.

       Unless otherwise provided in the related award agreement or, if applicable, the Stockholders' Agreement, immediately prior to certain change of control transactions described in the Stock Incentive Plan, all outstanding Stock

Options and Stock  Appreciation  Rights  will,  subject to certain  limitations,
become  fully   exercisable  and  vested  and  any   restrictions  and  deferral
limitations applicable to any Restricted Stock Awards will lapse.

       The Stock Incentive Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. The Company's board of directors and the Committee has authority to amend the Stock Incentive Plan and awards granted thereunder, subject to the terms of the Stock Incentive Plan.

Compensation of Directors

       The Company currently does not compensate its directors other than for expense reimbursement.

Stock Performance Graph

       The Common Stock has not traded publicly since December 19, 1997. For this reason a graph indicating the relative performance of the Common Stock price to other standard measures has not been included since it would provide no meaningful information.

Compensation Committee Policies


       During 2002, the compensation of executive officers of the Company, with the exception of Mr. Correale, was paid pursuant to the terms of existing employment agreements. The compensation paid to Mr. Correale was based on competitive salaries observed within the labor market.



Compensation Committee Interlocks and Insider Participation


       To the knowledge of the Company, no relationship of the type described in
Item 402(j)(3) of Regulation S-K existed during 2002 with respect to the Company.



                           OWNERSHIP OF CAPITAL STOCK

       The following table sets forth certain information concerning ownership of shares of Common Stock by: (i) persons who are known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company named in the Summary Compensation table; and (iv) all directors and executive officers named in the Summary Compensation table of the Company as a group.



                                                   Shares of Company       Percentage
                                                     Common Stock           of Class
Name of Beneficial Owner                          Beneficially Owned     Outstanding (a)
------------------------                          ------------------     ---------------

Gerald C. Rittenberg (b) ...............                 76.648               6.1%
James M. Harrison (c) ..................                 31.268               2.5
James F. Flanagan (d) ..................                  4.000               0.3
Garry Kieves, Garry Kieves Retained
     Annuity Trust and Garry Kieves
     Irrevocable Trust, in aggregate (e)                136.648              10.9
Michael C. Correale (f) ................                  2.661               0.2
Terence M. O'Toole (g) .................                   --
Sanjeev K. Mehra (h) ...................                   --
Joseph P. DiSabato (i) .................                   --
Estate of John A. Svenningsen ..........                100.000               8.1
     c/o Kurzman & Eisenberg LLP

     One North Broadway, Suite 1004
     White Plains, New York 10601
American Greetings Corporation (j) .....                 96.774               7.8
The Goldman Sachs Group, Inc. ..........
     and affiliates (k) ................                869.944              67.7
     85 Broad Street
     New York, New York 10004
All directors, and executive officers
     as a group (7 persons) (l) ........                114.577               9.0

_______________

(a) The amounts and percentage of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest.


(b) Includes 16.648 shares which could be acquired by Mr. Rittenberg within 60 days upon exercise of options.

(c) Includes 16.268 shares which could be acquired by Mr. Harrison within 60 days upon exercise of options.

(d) Includes 1.0 share which could be acquired by Mr. Flanagan within 60 days upon exercise of options.

(e) Includes 6.648 shares acquired by Mr. Kieves in April 2003 and 10 shares that could be acquired upon exercise of warrants.

(f) Includes 2.570 shares which could be acquired by Mr. Correale within 60 days upon exercise of options.

(g) Mr. O'Toole, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares of Common Stock that are owned by The Goldman Sachs Group, Inc. and its affiliates, except to the extent of his pecuniary interest therein, if any.

(h) Mr. Mehra, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares of Common Stock that are owned by The Goldman Sachs Group, Inc. and its affiliates, except to the extent of his pecuniary interest therein, if any.

(i) Mr. DiSabato, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares of Common Stock that are owned by The Goldman Sachs Group, Inc. and its affiliates, except to the extent of his pecuniary interest therein, if any.

(j) On February 19, 2002, the Company issued 96.774 shares of its Common Stock, at a value of $155,000 per share, to American Greetings in connection with the acquisition of M&D Industries .

(k)    The Goldman  Sachs  Group,  Inc.  may be deemed to own  beneficially  and indirectly in the aggregate 825.0 shares of Common Stock and 44.944 shares of Series A Redeemable Convertible Preferred Stock through the investment partnerships GS Capital Partners II, L.P. (which owns approximately 517.6 shares of Common Stock and 28.207 shares of Series A Redeemable Convertible Preferred Stock), GS Capital Partners II Offshore, L.P. (which owns approximately 205.8 shares of Common Stock and 11.209 shares of Series A Redeemable Convertible Preferred Stock), Goldman Sachs & Co. Verwaltungs GmbH as nominee for GS Capital Partners II (Germany) C.L.P. (which owns approximately 19.1 shares of Common Stock and 1.038 shares of Series A Redeemable Convertible Preferred Stock), Stone Street Fund 1997, L.P. (which owns approximately 55.5 shares of Common Stock and 3.021 shares of Series A Redeemable Convertible Preferred Stock) and Bridge Street Fund 1997, L.P. (which owns approximately 27.0 shares of Common Stock and
       1.469 shares of Series A Redeemable Convertible Preferred Stock) (collectively the "Limited Partnerships"), of each of which affiliates of The Goldman Sachs Group, Inc. is the general partner or managing general partner. Each share of Series A Redeemable Convertible Preferred Stock is convertible at any time at the option of the holder into one share of Common Stock. The Goldman Sachs Group, Inc. disclaims beneficial ownership of the shares reported herein as beneficially owned by the Limited Partnerships except to the extent of its pecuniary interest therein. The Limited Partnerships share voting and investment power with The Goldman Sachs Group, Inc.

(l) Includes 36.486 shares which could be acquired by the executive officers within 60 days upon exercise of options.


Stockholders' Agreement


       As of December 19, 1997, we entered into the Stockholders' Agreement with GSCP and the Estate and certain of our employees listed as parties thereto (including the Estate, the "Non-GSCP Investors"). The Stockholders' Agreement was subsequently amended in connection with our acquisitions of Anagram in 1998 and M&D Industries in 2002 and the issuance of Series A Redeemable Convertible Preferred Stock in 2001. The following discussion summarizes the terms of the Stockholders' Agreement which we believe are material to an investor in our debt or equity securities. This summary is qualified in its entirety by reference to the full text of the Stockholders' Agreement, a copy of which is filed with the Commission, and which is incorporated herein by reference. The Stockholders' Agreement provides, among other things, for (i) the right of the Non-GSCP
Investors to participate in, and the right of GSCP to require the Non-GSCP Investors to participate in, certain sales of Common Stock by GSCP, (ii) prior to an initial public offering of the stock of the Company (as defined in the Stockholders' Agreement), certain rights of the Company to purchase, and certain rights of the Non-GSCP Investors (other than the Estate) to require the Company to purchase (except in the case of termination of employment by such Non-GSCP Investors) all, but not less than all, of the shares of Common Stock owned by a Non-GSCP Investor (other than the Estate) upon the termination of employment or death of such Non-GSCP Investor, at prices determined in accordance with the Stockholders' Agreement and (iii) certain additional restrictions on the rights of the Non-GSCP Investors to transfer shares of Common Stock. The Stockholders' Agreement also contains certain provisions granting GSCP and the Non-GSCP Investors certain rights in connection with registrations of Common Stock in certain offerings and provides for indemnification and certain other rights, restrictions and obligations in connection with such registrations. The Stockholders' Agreement will terminate (i) with respect to the rights and obligations of and restrictions on GSCP and the Non-GSCP Investors in connection with certain restrictions on the transfer of shares of Common Stock, when GSCP and its affiliates no longer hold at least 40% of the outstanding shares of Common Stock, on a fully diluted basis; provided that the Stockholders' Agreement will terminate in such respect in any event if the Company enters into certain transactions resulting in GSCP, its affiliates, the Non-GSCP Investors, and each of their respective permitted transferees, owning less than a majority of the outstanding voting power of the entity surviving such transaction; and
(ii) with respect to the registration of Common Stock in certain offerings, with certain exceptions, on the earlier of (1) the date on which there are no longer any registrable securities outstanding (as determined under the Stockholders' Agreement) and (2) the twentieth anniversary of the Stockholders' Agreement.

Certain Relationships and Related Transactions

       On October 1, 1999, we granted a $1.0 million line of credit to Mr. Rittenberg. During 2001, the line of credit was increased to $1.4 million. Amounts borrowed under the line are evidenced by a limited recourse secured promissory note, secured by a lien on the equity interests that Mr. Rittenberg has in Amscan. The line expires on June 15, 2004. The note requires that all principal payments be made only from the equity pledged as collateral. Amounts borrowed under the line bear interest at our average incremental borrowing rate per annum, with interest payable at the option of Mr. Rittenberg annually or accrued to the principal balance. At December 31, 2002, borrowings under this line, plus accrued interest, totaled $1,551,000.

       On June 15, 2001, we entered into a limited recourse secured promissory note with Mr. Harrison. The note evidences loans made or to be made to Mr. Harrison at his request, in connection with the payment of any federal, state or local income taxes due and payable by Mr. Harrison upon and in respect of the vesting of his restricted stock (see "Item 11. Executive Compensation"). Our obligation to extend loans under the note is limited to the amount of such taxes Mr. Harrison is actually required to pay subsequent to June 15, 2001. Amounts borrowed under the note and any interest thereon are secured by a lien on the equity interests that Mr. Harrison has in Amscan. The note bears interest at 5.43% per annum and is payable, together with interest, on January 1, 2010. The note requires that all payments of principal and interest due there under be made only from the equity pledged as collateral. At December 31, 2002, the amount borrowed under the note totaled $391,300.

       On February 19, 2002, we purchased all of the outstanding common stock of M&D Industries, a Manteno, Illinois-based manufacturer of metallic and plastic balloons, from American Greetings for $27.5 million plus certain other related costs of $1.0 million. During the year ended December 31, 2002, we sold $7.5 million of metallic balloons and other party goods to American Greetings. Trade accounts receivable from American Greetings at December 31, 2002 was $2.6 million.

       Under the agreement providing for the Merger in 1997, we have agreed to indemnify for six years after the Merger all of our former directors, officers, employees and agents, to the fullest extent currently provided in our Certificate of Incorporation and By-laws consistent with applicable law, for acts or omissions occurring prior to the Merger to the extent such acts or omissions are uninsured and will, subject to certain limitations, maintain for six years our prior directors' and officers' liability insurance.

       On December 20, 2002, we amended and restated our then existing credit facility with various lenders, with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole bookrunner and syndication agent. Goldman Sachs Credit Partners L.P. received a fee of $3,231,572 from us for these services provided.

       During the first quarter of 2001, 100 shares of the authorized shares of preferred stock, $0.10 par value, were designated as Series A Redeemable Convertible Preferred Stock. On March 30, 2001, we issued 40 shares of Series A Redeemable Convertible Preferred Stock for proceeds of $6.0 million, to Goldman Sachs and its affiliates. Dividends are cumulative and payable annually at 6% per annum. Dividends payable on or prior to March 30, 2004, are payable in additional shares of Series A Redeemable Convertible Preferred Stock. Subsequent to March 30, 2004, dividends are payable, at our option, either in cash or additional shares of Series A Redeemable Convertible Preferred Stock. On March 30, 2002 and 2003, the annual dividend was distributed in additional shares of Series A Redeemable Convertible Preferred Stock. At December 31, 2002, 42.40 shares of Series A Redeemable Convertible Preferred Stock were issued and outstanding and accrued dividends aggregated $286,200.

       Goldman Sachs and its affiliates have certain interests in us. Messrs. O'Toole, Mehra and DiSabato are Managing Directors of Goldman Sachs, and each of them is one of our directors. GSCP currently owns beneficially approximately 66.5% of the outstanding shares of our Common Stock. Accordingly, the general and managing partners of each of the GSCP Fund Partners, which are affiliates of Goldman Sachs and The Goldman Sachs Group, Inc. may each be deemed to be an "affiliate" of GSCP and us. See "Ownership of Capital Stock." Pursuant to the Stockholder's Agreement, Goldman Sachs has the exclusive right (if it so elects) to perform certain investment banking and similar services for us on customary terms. Goldman Sachs may from time to time receive customary fees for services rendered to us.

                           DESCRIPTION OF SENIOR DEBT


       In order to fund our recapitalization and the related transaction costs, to refinance certain existing outstanding indebtedness, and for general corporate purposes we (i) originally issued the notes that have been exchanged for the currently outstanding Notes and (ii) entered into a revolving credit agreement and the AXEL credit agreement providing for the revolving credit facility and the AXEL term loan, respectively. On December 20, 2002, we amended and restated our then existing credit facility with various lenders, and with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole bookrunner and syndication agent. Under the terms of the Credit Agreement, the Lenders agreed to amend and restate our then existing bank credit agreements (the "Bank Credit Facilities") in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 Term Loan and borrowings up to $30,000,000 pursuant to our Revolver. The proceeds of the Term Loan were used to redesignate and replace our AXEL term loan and revolver borrowings existing under the Bank Credit Facilities at the closing date and to pay certain fees and expenses associated with the refinancing.



       The following summary of the material provisions of the Credit Agreement does not purport to be complete, and is qualified by reference to the full text of such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.



       The Revolver expires on June 15, 2007, and bears interest, at our option, at the index rate plus, based on performance, a margin ranging from 2.00% to 3.50% per annum, or at LIBOR plus, based on performance, a margin ranging from 3.00% to 4.50% per annum, with a LIBOR floor of 2.0%. At December 31, 2002, we had no borrowings under the Revolver. Standby letters of credit of $6,500,000 were outstanding and we had borrowing capacity of approximately $23,500,000 under the terms of the Revolver at December 31, 2002. Amounts drawn on the Revolver are also subject to an agreed upon borrowing base. All borrowings under the Revolver are secured by a first priority lien on substantially all of our assets, are guaranteed by our domestic subsidiaries and are subject to mandatory prepayments upon the occurrence of certain events. We are required to maintain certain financial ratios throughout the term of the Credit Agreement, including leverage and interest coverage ratios.

       In addition to the Revolver, we have a 400,000 Canadian dollar denominated revolving credit facility which bears interest at the Canadian prime rate and expires on June 15, 2003, a 1.0 million British Pound Sterling denominated revolving credit facility which bears interest at the United Kingdom base rate plus 1.75% and expires on June 1, 2003 and a $1,000,000 revolving credit facility which bears interest at LIBOR plus 1.0% and expires on December 31, 2003. No borrowings were outstanding under these revolving credit facilities at December 31, 2001 and 2002.


       The Term Loan of $170,000,000 was funded at a 1% original issue discount and provides for amortization (in quarterly installments) of 1% of the principal amount thereof per annum through June 15, 2006, and will then amortize in equal quarterly payments through June 15, 2007. The Term Loan bears interest, at our option, at the index rate plus 3.50% per annum or at LIBOR plus 4.50% per annum, with a LIBOR floor of 2.0%. At December 31, 2002, the floating interest rate on the Term Loan was 7.75%. The original issue discount is being amortized to interest expense using the interest method over the life of the Term Loan.

       We are required to make prepayments under the terms of the Credit Agreement under certain circumstances, including upon certain asset sales and certain issuances of debt or equity securities. Such mandatory prepayments will be applied to prepay the Term Loan first (on a pro rata basis) and thereafter to prepay the Revolver and to reduce the commitments thereunder. We may prepay, in whole or in part, borrowings under the Term Loan. Call protection provisions apply to certain prepayments of borrowings under the Term Loan. We may prepay borrowings under or reduce commitments for the Revolver, in whole or in part, without penalty. The Credit Agreement is guaranteed by our domestic subsidiaries (the "Guarantors"). Subject to certain exceptions, all borrowings under the Credit Agreement, and all guarantees are secured by all of our existing and after-acquired personal property and that of the Guarantors, including, subject to certain exceptions, a pledge of all the stock of domestic subsidiaries owned by us or any of the Guarantors and first priority liens on our after-acquired real property and leasehold interests and those of the Guarantors. The guarantees are joint and several guarantees and are irrevocable, full and unconditional.

       The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining the Company. We must maintain a minimum Interest Coverage Ratio (as defined in the Credit Agreement) of not less than a ratio of 2.375 to 1.00 as of the last day of each four Fiscal Quarter Period (as defined in the Credit Agreement) ending on or before December 31, 2003 and of not less than a ratio of 2.50 to 1.00 as of the last day of each four Fiscal Quarter Period ending on or before December 31, 2004. We are required to maintain a Senior Leverage Ratio (as defined in the Credit Agreement) of not less than a ratio of 3.25 to 1.00 as of the last day of each four Fiscal Quarter Period ending on or before December 31, 2003 and of not less than a ratio of 2.75 to 1.00 for each four Fiscal Quarter Period ending on or before December 31, 2004. We are not permitted to make or incur Consolidated Capital Expenditures (as defined in the Credit Agreement) in any Fiscal Year (as defined in the Credit Agreement) in excess of $15,000,000 for Fiscal Year 2003.

       Borrowings under the Bank Credit Facilities are subject to customary affirmative and negative covenants including, but not limited to, limitations on other indebtedness, liens, investments, guarantees, restricted junior payments (dividends, redemptions and payments on subordinated debt), mergers and acquisitions, sales of assets, capital expenditures, leases, transactions with affiliates, conduct of business and other provisions customary for financings of this type, including exceptions and baskets.

       The Credit Agreement permits business acquisitions in our line of business, subject to certain restrictions, and as long as the Company and its Subsidiaries (as defined herein) are in compliance with the financial covenants on a Pro Forma Basis (as defined in the Credit Agreement) after giving effect to such acquisition as of the last day of the Fiscal Quarter most recently ended.

       Borrowings under the Bank Credit Facilities are subject to customary events of default (with customary grace periods), including without limitation failure to make payments when due, defaults under other indebtedness, noncompliance with covenants, breach of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of guarantees, impairment of security interests in collateral, "changes of control," and also including a five-day grace period for interest payment defaults, a cross default to other items of Indebtedness (as defined in the Credit Agreement) with an aggregate principal amount of $5 million or more and other Credit Documents (as defined in the Credit Agreement) in the event such default under the Credit Documents is not cured within thirty business days.

       The Bank Credit Facilities may be amended, modified, renewed, refunded, refinanced or replaced (in whole or in part) from time to time, subject to certain restrictions and the consent of certain lenders as specified in the Bank Credit Facilities.


Other Senior Debt


       As of December 31, 2002, the Company had approximately $20.3 million in outstanding mortgage and other indebtedness and capital lease obligations.

       Our first distribution center in Chester, New York, is subject to a ten-year mortgage securing a loan in the original principal amount of $5,925,000 bearing interest at a rate of 8.51%. Such mortgage loan matures in September 2004. The principal amount outstanding as of December 31, 2002 was approximately $1.0 million.

       In 2001, we completed the construction of a second, 544,000 square foot warehouse in Chester, New York. The property is subject to first and second lien mortgage loans in the original principal amount of $10 million each with a financial institution and the New York State Job Development Authority, respectively. The first lien mortgage note bears interest at LIBOR plus 2.75%. However, we have utilized an interest rate swap agreement to effectively fix the loan rate at 8.40% for the term of the loan. The second lien mortgage note bears interest at a rate of 4.75%, subject to change under certain conditions. Both notes are for a term of 96 months and require monthly payments based on a 180-month amortization period with balloon payments upon maturity in January 2010. At December 31, 2002, the principal amounts outstanding under the first and second lien mortgage notes were approximately $9.4 million and $9.6 million, respectively. The new facility became fully operational during the fourth quarter of 2002. At December 31, 2002, the new facility had a carrying value of $30,068,000 (including capitalized interest of $1,204,000, of which $223,000 and $981,000 was incurred in 2000 and 2001, respectively). The remaining amounts of indebtedness outstanding relate to capital leases for machinery and equipment and will be due and payable at scheduled maturities through 2003 as well as notes to former employees and short-term bank borrowings.

                              DESCRIPTION OF NOTES

General


       The Company issued the Notes pursuant to that certain Indenture among the Company, the Guarantors and IBJ Schroder Bank & Trust Company, as trustee, which has been succeeded by The Bank of New York, as trustee (the "Trustee"). The discussion below summarizes the terms of the Notes that the Company believes are material to an investor in the Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements underlying this discussion, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and are incorporated by reference herein. The definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

       As of December 19, 1997, all of the Company's Subsidiaries were Restricted Subsidiaries (as defined herein). However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.


Principal, Maturity and Interest

       The Notes are general unsecured obligations of the Company, limited in aggregate principal amount, together with any outstanding Notes, to $200 million, of which $110 million is outstanding. Notes issued hereafter ("Additional Notes") may be issued in one or more series from time to time, subject to compliance with the covenants contained in the Indenture, provided, that no Additional Note may be issued at a price that would cause such Additional Note to have "original issue discount" within the meaning of Section 1273 of the Code. Any Additional Notes will have the same terms, including interest rate, maturity and redemption provisions, as the Notes.

       The Notes will mature on December 15, 2007. Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be payable in cash semi-annually in arrears on June 15 and December 15 to holders of record on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the later of the issue date (in the case of newly issued Notes) or the most recent date to which interest has been paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

       Principal, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; provided, however, that all payments with respect to Global Notes (as defined below) and definitive Notes the holders of which have given wire transfer instructions to the Company at least 10 Business Days prior to the applicable payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, its office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes were, and, to the extent applicable, shall be issued in minimum denominations of $1,000 and integral multiples thereof.

Settlement and Payment

       Payments by the Company in respect of the Notes (including principal, premium, if any, and interest) will be made in immediately available funds as provided above. The Notes are trading in the Depository's settlement system, and any secondary market trading activity is, therefore, required by the Depository to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Notes.

       Because of time-zone differences, the securities account of Euroclear or Cedel Bank participants (each, a "Member Organization") purchasing an interest in a Global Note from a Participant (as defined herein) that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the Depository Trust Company ("DTC") settlement date.

Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a Participant that is not a Member Organization will be received with value on the DTC settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement in DTC.

Subordination

       The Notes are unsecured senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company. The payment of all Obligations in respect of the Notes are subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

       The Indenture provides that, upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the documents relating to the applicable Senior Debt, whether or not the claim for such interest is allowed as a claim in such proceeding), or provision will be made for payment in cash or Cash Equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, before the holders of Notes will be entitled to receive any Securities Payment (other than payments in Permitted Junior Securities) and until all Obligations with respect to Senior Debt are paid in full, or provision is made for payment in cash or Cash Equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, any Securities Payment (other than any payments in Permitted Junior Securities) to which the holders of Notes would be entitled will be made to the holders of Senior Debt (except that holders of Notes may receive payments made from the trust described under " -- Legal Defeasance and Covenant Defeasance").

       The Indenture also provides that the Company may not make any Securities Payment (other than payments in Permitted Junior Securities) upon or in respect of the Notes (except from the trust described under " -- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing, or any judicial proceeding is pending to determine whether any such default has occurred or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or would permit, with the passage of time or the giving of notice or both, holders of the Designated Senior Debt to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Securities Payments on the Notes may and shall be resumed (a) in the case of a payment default on Designated Senior Debt, upon the date on which such default is cured or waived or shall have ceased to exist, unless another default, event of default or other event that would prohibit such payment shall have occurred and be continuing, or all Obligations in respect of such Designated Senior Debt shall have been discharged or paid in full and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the first day of effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been subsequently cured or waived for a period of not less than 180 days. In the event that, notwithstanding the foregoing, the Company makes any Securities Payment (other than payments in Permitted Junior Securities) to the Trustee or any holder of a Note prohibited by the subordination provisions, then and in such event such Securities Payment will be required to be paid over and delivered forthwith to the holders of Senior Debt.

       The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.


       As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors." The amount of Senior Debt outstanding at December 31, 2002 was approximately $188.6 million. The

Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."


       "Bank  Debt"  means  all  Obligations  in  respect  of  the  Indebtedness outstanding under the Credit Agreement together with any amendment, modification, renewal, refunding, refinancing or replacement (in whole or part) from time to time of such Indebtedness.

       "Bank Hedging Obligations" means all present and future Hedging Obligations of the Company, whether existing now or in the future, that are secured by the Credit Agreement (or other agreement evidencing Bank Debt or other Senior Debt) or any of the collateral documents executed from time to time in connection therewith.

       "Designated Senior Debt" means (i) so long as the Bank Debt is outstanding, the Bank Debt, (ii) the Bank Hedging Obligations and (iii) any Senior Debt permitted under the Indenture the principal amount of which is $15 million or more and that has been designated by the Company as "Designated Senior Debt" and as to which the Trustee has been given written notice of such designation.

       "Permitted Junior Securities" means, with respect to any payment or distribution of any kind, equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Debt that may at the time be outstanding to at least the same extent as the Notes are so subordinated as provided in the Indenture.

       "Securities Payment" means any payment or distribution of any kind, whether in cash, property or securities (including any payment or distribution deliverable by reason of the payment of any other Indebtedness subordinated to the Notes) on account of the principal of (and premium, if any) or interest on the Notes or on account of the purchase or redemption or other acquisition of or satisfaction of obligations with respect to the Notes by the Company or any Subsidiary.

       "Senior Debt" means (i) the Bank Debt, (ii) the Bank Hedging Obligations and (iii) any other Indebtedness the Company is permitted to incur under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt does not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any Indebtedness of the Company to any of its Restricted Subsidiaries or other Affiliates (other than Goldman Sachs and its Affiliates, including GS Credit Partners), (3) any trade payables, (4) that portion of any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, Guarantee or obligation of the Company which is contractually subordinate in right of payment to any other Indebtedness, Guarantee or obligation of the Company; provided, however, that this clause (6) does not apply to the subordination of liens or security interests covering particular properties or types of assets securing Senior Debt, (7) Indebtedness evidenced by the Notes and (8) Capital Stock.

Senior Subordinated Guarantees


       The Company's payment obligations under the Notes are jointly and severally guaranteed on a senior subordinated basis (the "Senior Subordinated Guarantees") by each Restricted Subsidiary of the Company (other than a Restricted Subsidiary organized under the laws of a country other than the United States) and each other Subsidiary that becomes a guarantor under the Credit Agreement. The obligations of each Guarantor under its Senior Subordinated Guarantee will be subordinated to its Guarantee of all Obligations under the Credit Agreement (the "Senior Guarantees") and will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Conveyance."


       The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted by virtue of its pro forma Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock." The Indenture provides that the foregoing will not prevent the merger, consolidation or sale of assets between Guarantors or between the Company and any Guarantor.


       The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition (including, without limitation, by foreclosure) of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise (including, without limitation, by foreclosure), of all of the capital stock of such Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be automatically released and relieved of any obligations under its Senior Subordinated Guarantee; provided that the Net Proceeds of such sale or other disposition are applied, as and if required, in accordance with the applicable provisions of the Indenture. In addition, if any Guarantor is released and relieved of all obligations it may have as a guarantor under the Credit Agreement, then such Guarantor will also be automatically released and relieved of any obligations under its Senior Subordinated Guarantee. See " -- Repurchase at the Option of Holders -- Asset Sales."



       Certain of our operations, including a substantial portion of our operations outside the United States, are conducted through Subsidiaries that are not Guarantors. The Company is dependent upon the cash flow of those Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the Subsidiaries that are not Guarantors, which were approximately $7.5 million (excluding inter-company payables to the Company) at December 31, 2002. Any right of the Company to receive assets of any of such Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) is effectively subordinated to the claims of such Subsidiary's creditors, except to the extent that the Company or a Guarantor is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company or a Guarantor. See "Risk Factors -- Holding Company Structure."


Optional Redemption


       The Notes are redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' written notice, at the Redemption Prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:


                                                                Percentage of
                                                                  Principal
     Year                                                          Amount
     ----                                                          ------

     2002 .......................................                 104.937%
     2003 .......................................                 103.292
     2004 .......................................                 101.646
     2005 and thereafter ........................                 100.000


       Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase the Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. If a Change of Control were to occur, the Company may not have the financial resources to repay all of its obligations under the Credit Agreement, the Indenture and the other indebtedness that would become payable upon the occurrence of such Change of Control.

Selection and Notice

       If less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that the unredeemed portion of any Note redeemed in part shall equal $1,000 or an integral multiple thereof.

       Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, unless we default in payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Sinking Fund Payments


       Except as set forth below under "Repurchase at the Option of Holders," we are not required to make mandatory redemption or sinking fund payments with respect to the Notes.


Repurchase at the Option of Holders

Change of Control


       Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase the Notes, in whole or in part, (equal to $1,000 or an integral multiple thereof) pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, including liquidated damages, if any, thereon to the date of repurchase. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.


       On a date that is no earlier than 30 days nor later than 60 days from the date that we mail notice of the Change of Control to the holders (the "Change of Control Payment Date"), we will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and
(3) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

       The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Such a transaction could occur, and could have an effect on the Notes, without constituting a Change of Control.

       We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the

Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

       The existence of a holder's right to require the Company to repurchase such holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

Asset Sales

       The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability, (y) any Excludable Current Liabilities, and (z) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.


       Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently repay or reduce Obligations under the Bank Credit Agreement (and to correspondingly reduce commitments with respect thereto) or other Senior Debt, (ii) to secure Letter of Credit Obligations to the extent related letters of credit have not been drawn or been returned undrawn, and/or (iii) to an investment in any one or more businesses, capital expenditures or acquisitions of other assets, in each case, used or useful in a Principal Business; provided, that such Net Proceeds may, at our option, be deemed to have been applied pursuant to this clause (iii) to the extent of any expenditures by the Company made to invest in, acquire or construct businesses, properties or assets used in a Principal Business within one year preceding the date of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents. The Indenture provides that any Net Proceeds from the Asset Sale that are not used as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

       When the aggregate amount of Excess Proceeds exceeds $15 million, the Company will be required to make offers to all holders of Notes and to the holders of any other Senior Subordinated Indebtedness the terms of which so require (each an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such other Senior Subordinated Indebtedness, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the aggregate principal amount thereof (or 100% of the accreted value thereof, in case of Senior Subordinated Indebtedness issued at a discount), plus accrued and unpaid interest thereon to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Excess Proceeds shall be allocated to the respective Asset Sale Offers for the Notes and such other Senior Subordinated Indebtedness in proportion to their relative principal amounts (or accreted value, as applicable). The Indenture provides that the Company may, in lieu of making an Asset Sale Offer for other Senior Subordinated Indebtedness, satisfy our obligation under the governing agreement with respect thereto by applying the Excess Proceeds allocated thereto to the prepayment, redemption or public or private repurchase of such Senior Subordinated Indebtedness.

       The Company will commence any required Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that the aggregate amount of Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such other Senior Subordinated Indebtedness) tendered pursuant to any required Asset Sale Offer is less than the Excess Proceeds allocated thereto, the Company may use any remaining Excess Proceeds (x) to offer to redeem or purchase other Senior Subordinated Indebtedness or Subordinated Indebtedness (a "Subordinated Asset Sale Offer") in accordance with the provisions of the indenture or other agreement governing such other Senior Subordinated Indebtedness or Subordinated Indebtedness or (y) for any other purpose not prohibited by the Indenture. If the aggregate principal amount of Notes tendered pursuant to any Asset Sale Offer exceeds the amount of Excess Proceeds allocated thereto, the Notes so tendered shall be purchased on a pro rata basis, based upon the principal amount tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.



       The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale.

       The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs or an Asset Sale Offer is required to be made at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, while the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, the subordination provisions of the Indenture would likely have the practical effect of restricting payments to the holders of the Notes.

Certain Covenants

Restricted Payments


       The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Restricted Subsidiary); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except for a payment of principal or interest at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:


              (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

              (b) The Company would, at the time of such Restricted Payment and immediately after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

              (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by clause (i) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company from the issue or sale since the date of the Indenture of Equity Interests (including Retired Capital Stock (as defined below)) of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) 100% of the aggregate amounts contributed to the common equity capital of the Company since the date of the Indenture, plus (iv) 100% of the aggregate amounts received in cash and the fair market value of marketable securities (other than Restricted Investments) received from
       (x) the sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries since the date of the Indenture or (y) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to the Company or any Subsidiary from the proceeds of such sale, plus (v) 100% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary, plus (vi) $10 million.

              The foregoing provisions will not prohibit:

              (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

              (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary (the "Retired Capital Stock") or any Subordinated Indebtedness, in each case, in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary) of Equity Interests of the Company (other than any Disqualified Stock) (the "Refunding Capital Stock");

              (iii) the defeasance, redemption or repurchase of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

              (iv) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any member of our (or any of its Subsidiaries')
       management pursuant to any management equity subscription agreement or stock option or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of $5 million in any twelve-month period plus the aggregate cash proceeds received by the Company during such twelve-month period from any issuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the immediately preceding paragraph;

              (v) Investments in Unrestricted Subsidiaries or in Joint Ventures having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (v) that are at that time outstanding, not to exceed $15 million plus 5% of the increase in Total Assets since the Closing Date (as defined herein) at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

              (vi) repurchases of Equity Interests deemed to occur upon exercise or conversion of stock options, warrants, convertible securities or other similar Equity Interests if such Equity Interests represent a portion of the exercise or conversion price of such options, warrants, convertible securities or other similar Equity Interests;

              (vii) the making and consummation of a Subordinated Asset Sale Offer in accordance with the provisions described under the caption entitled " -- Repurchase at the Option of Holders -- Asset Sales"; and

              (viii) any dividend or distribution payable on or in respect of any class of Equity Interests issued by a Restricted Subsidiary; provided that such dividend or distribution is paid on a pro rata basis to all of the holders of such Equity Interests in accordance with their respective holdings of such Equity Interests;

provided, further, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iv), (v) or (vii) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.


       As of December 31, 2002, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount equal to the book value of such Investment at the time of such designation. Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.


       The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon our latest available financial statements.

Incurrence of Indebtedness and Issuance of Disqualified Stock

       The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" and correlatively, an "incurrence" of) any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company for the most recent four full fiscal quarters for which internal financial statements are available at the time of such incurrence would have been at least 2.00 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period.


       The foregoing provisions will not apply to:

              (a) the incurrence by the Company (and the Guarantee thereof by the Guarantors) of Indebtedness under the Credit Agreement and the issuance of letters of credit thereunder (with letters of credit being deemed to have a principal amount equal to the aggregate maximum amount then available to be drawn thereunder, assuming compliance with all conditions for drawing) up to an aggregate principal amount of $167 million outstanding at any one time, less principal repayments of term loans and permanent commitment reductions with respect to revolving loans and letters of credit under the Credit Agreement (in each case, other than in connection with an amendment, refinancing, refunding, replacement, renewal or modification) made after the date of the Indenture;

              (b) the incurrence by the Company or any of its Restricted Subsidiaries of any Existing Indebtedness;

              (c) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by the Notes (other than any Additional Notes);

              (d) Indebtedness (including Acquired Debt) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal), assets or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount not to exceed $15 million plus 5% of the increase in Total Assets since the Closing Date;

              (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

              (f) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries and Guarantees by the Company of Indebtedness of any Restricted Subsidiary or by a Restricted Subsidiary of Indebtedness of any other Restricted Subsidiary or the Company;

              (g) Hedging Obligations that are incurred (1) for the purpose of fixing or hedging interest rate or currency exchange rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any purchases or sales of goods or other transactions or expenditures made or to be made in the ordinary course of business and consistent with past practices as to which the payment therefor or proceeds therefrom, as the case may be, are denominated in a currency other than U.S. dollars;

              (h)  obligations  in respect of  performance  and surety bonds and
       completion   guarantees   provided  by  the  Company  or  any  Restricted
       Subsidiary in the ordinary course of business;

              (i) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;


              (j) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary; and



              (k) the incurrence by the Company of additional Indebtedness (including pursuant to the Credit Agreement) not otherwise permitted hereunder in an amount under this clause (k) not to exceed $25 million in aggregate principal amount (or accreted value, as applicable) outstanding at any one time.


       For purposes of calculating the Fixed Charge Coverage Ratio, the Indenture permits, among other things, the Company to give pro forma effect to acquisitions, and the cost savings expected to be realized in connection with such acquisitions, that have occurred or are occurring since the beginning of the applicable four-quarter reference period (or during the immediately preceding four quarters). These adjustments and the other adjustments permitted under the definition of Fixed Charge Coverage Ratio will be in addition to the pro forma adjustments permitted to be included in pro forma financial statements prepared in accordance with GAAP or Article 11 of Regulation S-X under the Exchange Act.

Anti-Layering Provision

       The Indenture provides that (i) the Company will not directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) no Guarantor will directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Guarantees and senior in any respect in right of payment to the Senior Subordinated Guarantees.

       Except for the limitations on the incurrence of debt described above under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock," the Indenture does not limit the amount of debt that is pari passu with the Notes.

Liens

       The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Senior Subordinated Indebtedness or Subordinated Indebtedness on any asset or property now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries, or on any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any Senior Subordinated Indebtedness or Subordinated Indebtedness, unless the Notes are equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien; provided, that in any case involving a Lien securing Subordinated Indebtedness, such Lien is subordinated to the Lien securing the Notes to the same extent that such Subordinated Indebtedness is subordinated to the Notes.

Dividend and Other Payment Restrictions Affecting Subsidiaries


       The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the Credit

Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof are no more restrictive taken as a whole with respect to such dividend and other payment restrictions than those terms included in the Credit Agreement on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) customary non-assignment or net worth provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (i) any Mortgage Financing or Mortgage Refinancing that imposes restrictions on the real property securing such Indebtedness, (j) any Permitted Investment, (k) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or (l) customary provisions in joint venture agreements and other similar agreements.


Merger, Consolidation or Sale of All or Substantially All Assets

       The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental Indenture in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary or, the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock." Notwithstanding the foregoing clauses (iii) and
(iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

Transactions with Affiliates

       The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and (if there are any disinterested members of the Board of Directors) that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, or with respect to any Affiliate
Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the holders of the Notes of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.


       The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments or Permitted Investments permitted by the provisions of the Indenture described above under " -- Restricted Payments";
(iii) the payment of all fees, expenses and other amounts relating to the Transaction; (iv) the payment of reasonable and customary regular fees to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) the transfer or provision of inventory, goods or services by the Company or any Restricted Subsidiary in the ordinary course of business to any Affiliate on terms that are customary in the industry or consistent with past practices, including with respect to price and volume discounts; (vi) the execution of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any financial advisory, financing, underwriting or placement agreement or any other agreement relating to investment banking or financing activities with Goldman Sachs or any of its Affiliates including, without limitation, in connection with acquisitions or divestitures, in each case to the extent that such agreement was approved by a majority of the disinterested members of our Board of Directors in good faith; (vii) payments, advances or loans to employees that are approved by a majority of the disinterested members of the Company's Board of Directors in good faith; (viii) the performance of any agreement as in effect as of the date of the Indenture or any transaction contemplated thereby (including pursuant to any amendment thereto so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect); (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the Indenture and any similar agreements which it may enter into thereafter, provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the Indenture shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Notes in any material respect; (x) transactions permitted by, and complying with, the provisions of the covenant described under " -- Merger, Consolidation or Sale of All or Substantially All Assets"; and (xi) transactions with suppliers or other purchases or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of a majority of the disinterested members of the Company's Board of Directors or an executive officer thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.


Issuances of Guarantees of Indebtedness


       The Indenture provides that the Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness unless such Restricted Subsidiary either
(i) is a Guarantor or (ii) simultaneously executes and delivers a supplemental indenture to the Indenture providing for the Guarantee of the payment of all Obligations with respect to the Notes by such Restricted Subsidiary, which Guarantee shall be senior to such Restricted Subsidiary's Guarantee of or pledge to secure any other Indebtedness that constitutes Subordinated Indebtedness and subordinated to such Restricted Subsidiary's Guarantee of or pledge to secure any other Indebtedness that constitutes Senior Debt to the same extent as the Notes are subordinated to Senior Debt. In addition, the Indenture provides that
(x) if the Company shall, after the date of the Indenture, create or acquire any new Restricted Subsidiary (other than a Restricted Subsidiary organized under the laws of a country other than the United States), then such newly created or acquired Restricted Subsidiary shall execute a Senior Subordinated Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture and
(y) if the Company shall (whether before or after the date of the Indenture) create or acquire any other new Subsidiary that becomes a guarantor under the Credit Agreement, then such newly created or acquired Subsidiary shall execute a Senior Subordinated Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture. Notwithstanding the foregoing, any such Senior Subordinated Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon certain mergers, consolidations, sales and other dispositions (including, without limitation, by foreclosure) pursuant to the terms of the Indenture. In addition, if any Guarantor is released and relieved of all obligations it may have as a guarantor under the Credit Agreement, then such Guarantor will also be automatically released and relieved of any obligations under its Senior Subordinated Guarantee. See " -- Senior Subordinated Guarantees." The form of such Senior Subordinated Guarantee is attached as an exhibit to the Indenture.


Reports


       The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of the Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A (d)(4) under the Securities Act.


Events of Default and Remedies

       The Indenture provides that each of the following constitutes an Event of Default with respect to the Notes: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company for 30 days after notice from the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes to comply with the provisions described under " -- Change of Control," " -- Restricted Payments," " -- Incurrence of Indebtedness and Issuance of Disqualified Stock" or " -- Merger, Consolidation or Sale of All or Substantially All Assets"; (iv) failure by the Company for 60 days after notice from the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists or is created hereafter, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $15 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; (viii) except as permitted by the Indenture, any Senior Subordinated Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect (except by its terms) or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Senior Subordinated Guarantee.


       If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon such declaration the principal, interest and premium, if any, shall be due and payable immediately; provided, however, that so long as Senior Debt or any commitment therefor is outstanding under the Credit Agreement, any such notice or declaration shall not be effective until the earlier of (a) five Business Days after such notice is delivered to the Representative for the Bank Debt or (b) the acceleration of any Indebtedness under the Credit Agreement. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant
Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest.



       In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.


       The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of and premium, if any, on, the Notes.


       The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.


No Personal Liability of Directors, Officers, Employees and Stockholders

       No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Senior Subordinated Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release were part of the consideration for issuance of the Notes.

Legal Defeasance and Covenant Defeasance


       The Company may, at its option and at any time, elect to have all obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Senior Subordinated Guarantees ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants that are described in the Indenture and the Senior Subordinated Guarantees ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes and the Senior Subordinated Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under " -- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes and the Senior Subordinated Guarantees.


       In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company or the Guarantors must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company or the Guarantors must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company or the Guarantors shall have delivered to the Trustee an opinion of counsel in the United

States reasonably acceptable to the Trustee confirming that (A) the Company or the Guarantors have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company or the Guarantors shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company or the Guarantors must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company or the Guarantors must deliver to the appropriate Trustee an Officers' Certificate stating that the deposit was not made by the Company or the Guarantors, as applicable, with the intent of preferring the holders of Notes over the other creditors of the Company or the Guarantors, as applicable, with the intent of defeating, hindering, delaying or defrauding creditors of the Company or the Guarantors, as applicable, or others; and (viii) the Company or the Guarantors must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange


       A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.


       The registered holder of a Note will be treated as the owner of it for all purposes.

Book-Entry, Delivery and Form

       The Notes generally are represented by one or more fully-registered global notes (collectively, the "Global Note"). The Global Note was deposited upon issuance with the Depository and registered in the name of the Depository or a nominee of the Depository (the "Global Note Registered Owner"). Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

       The Depository is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers (including Goldman Sachs), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

       The Company expects that pursuant to procedures established by the Depository, ownership of interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes is limited to that extent.

       Except as described below, owners of interests in the Global Note will not have Notes registered in their names, will not receive physical delivery of Notes in definitive form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

       Payments in respect of the principal of and premium, if any, and interest on any Notes registered in the name of the Global Note Registered Owner will be payable by the Trustee to the Global Note Registered Owner in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's records relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants. The Company believes, however, that it is the current practice of the Depository, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), to credit the accounts of the relevant Participants with the payment on the payment date, in the amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instruction from the Global Note Registered Owner for all purposes.

       The Global Note is exchangeable for definitive Notes if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository of the Global Note and the Company thereupon fails to appoint a successor Depository, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in definitive registered form, (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes or (iv) as provided in the following paragraph. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as provided by the Participants. Notes issued in definitive form will be in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples thereof. Upon issuance of Notes in definitive form, the Trustee is required to register the Notes in the name of, and cause the Notes to be delivered to, the person or persons (or the nominee thereof) identified as the beneficial owners as the Depository shall direct.

       A Note in definitive form will be issued upon the resale, pledge or other transfer of any Note or interest therein to any person or entity that does not participate in the Depository. Transfers of certificated Notes may be made only by presentation of Notes, duly endorsed, to the Trustee for registration of transfer on the Note Register maintained by the Trustee for such purposes.

       The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

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


Certificated Securities

       If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes evidenced by registered, definitive certificates ("Certificated Securities") under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related Note.

       Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

Amendment, Supplement and Waiver

       Except as provided in the next two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes).

       Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under " -- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under " -- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

       Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of our obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

       The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

       The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

       Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

       "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person's merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

       "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

         "Asset Sale" means:

              (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or

              (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions),

       in each case, other than:

              (a) a disposition of Cash Equivalents or goods held for sale in the ordinary course of business or obsolete equipment or other obsolete assets in the ordinary course of business consistent with past practices of the Company;

              (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under the covenant entitled " -- Merger, Consolidation, or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

              (c) any disposition that is a Restricted Payment or Permitted Investment that is permitted under the covenant described above under " -- Restricted Payments";

              (d) any individual disposition, or series of related dispositions, of assets with an aggregate fair market value of less than $2.5 million;

              (e) any sale of an Equity Interest in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

              (f) foreclosures on assets.

       "Asset Sale Offer" has the meaning set forth under the caption " -- Repurchase at the Option of Holders -- Asset Sales."

       "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.


       "Capital Stock" means (i) in the case of a corporation,  corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (but excluding customary employee incentive or bonus arrangements, and customary earn-out provisions granted in connection with acquisition transactions and providing for aggregate payouts not in excess of $5 million per year).

       "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" (or the equivalent rating under a substantially similar ratings system if Keefe Bank Watch Ratings are no longer published) or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation (or in their absence, an equivalent rating from another nationally recognized securities rating agency) and in each case maturing within one year after the date of acquisition.

       "Change of Control" means the occurrence of any of the following:

              (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders and their Related Parties;

              (ii) The Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders or any of their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the aggregate voting power of the Voting Stock of the Company, and such Person or group beneficially owns Voting Stock having greater aggregate voting power than the Permitted Holders and their Related Parties; or

              (iii) a majority of the members of the Board of Directors of the Company cease to be Continuing Directors.

       "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash operating expenses that were paid in a prior period) and other non-cash charges of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, minus (v) cash outlays that were made by such Person or any of its Restricted Subsidiaries during such period in respect of any item that was reflected as a non-cash charge in a prior period, provided that such non-cash charge was added to Consolidated Net Income in determining Consolidated Cash Flow for such prior period.

       "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) for such period of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries.

       "Continuing Directors" means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) is any designee of the Permitted Holders or their Affiliates or was nominated by the Permitted Holders or their Affiliates or any designees of the Permitted Holders or their Affiliates on the Board of Directors.


       "Credit Agreement" means one or more credit agreements to be entered into by and among the Company and the financial institutions party thereto providing a portion of the financing for the Transaction, as well as financing for the Company's ongoing requirements, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, refinanced or replaced (in whole or in part) from time to time.


       "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

       "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the Notes mature.

       "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

       "Excludable Current Liabilities" means, with respect to the consideration received by the Company in connection with any Asset Sale, (i) each trade payable incurred in the ordinary course of business of the Company or any Restricted Subsidiary, (ii) each current liability that is in an amount less than $50,000 on an individual basis, and (iii) each liability due within 90 days of the date of consummation of such Asset Sale, in the case of each of clauses
(i) through (iii), that is assumed by the transferee of the assets that are subject to such Asset Sale pursuant to customary assumption provisions.


       "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.



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


       "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

       In calculating the Fixed Charge Coverage Ratio, acquisitions will be given pro forma effect as follows:

       (i) (A) acquisitions that have been made or are being made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including through mergers or consolidations and including any related financing transactions) shall be deemed to have occurred on the first day of the four-quarter reference period, and

              (B) for purposes of determining the pro forma effects of any such acquisition, Consolidated Cash Flow shall be increased to reflect the annualized amount of any cost savings expected by the Company to be realized in connection with such acquisition (from steps to be taken not later than the first anniversary of such acquisition, and without reduction for any non-recurring charges expected in connection with such acquisition), as set forth in an Officers' Certificate signed by our chief executive and chief financial officers (which shall be determinative of such matters) which states (x) the amount of such increase, (y) that such increase is based on the reasonable beliefs of the officers executing such Officers' Certificate at the time of such execution (and that estimates of cost savings from prior acquisitions have been reevaluated and updated) and (z) that any related incurrence of Indebtedness is permitted pursuant to the Indenture.

       (ii) Consolidated Cash Flow shall be further increased to reflect the annualized amount of any cost savings expected by the Company but not yet realized in respect of any acquisition made by the Company during the four fiscal quarters immediately preceding the four-quarter reference period prior to the Calculation Date, to the extent such cost savings are (x) expected to result from steps taken not later than the first anniversary of the relevant acquisition and (y) determined and certified as set forth in clause (i) above.

       In addition, in calculating the Fixed Charge Coverage Ratio, discontinued operations will be given pro forma effect as follows:

       (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of on or prior to the Calculation Date, shall be excluded; and

       (2) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of on or prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Company or any of its Restricted Subsidiaries following the Calculation Date.

       "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash


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


dividend payments in the case of a Person that is a Restricted Subsidiary) paid to any Person other than the Company or a Restricted Subsidiary on any series of Preferred Stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person paying the dividend, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

       "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

       "Government Securities" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

       "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

       "Guarantors" means each Subsidiary of the Company that executes a Senior Subordinated Guarantee in accordance with the provisions of the Indenture, and, in each case, their respective successors and assigns, while such Senior Subordinated Guarantee is outstanding.

       "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

       "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.


       "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is not an Affiliate of the Company and that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.


       "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances (other than cash advances made to suppliers with respect to current or anticipated purchases of inventory in the ordinary course of business) or capital contributions (excluding commission, travel and similar advances to officers and employees made in the


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


ordinary course of business), purchases or other acquisitions of Indebtedness, Equity Interests or other securities (directly from the issuer thereof or from third parties) together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Equity Interests of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

       "Joint Ventures" means all corporations, partnerships, associations or other business entities (i) that are engaged in a Principal Business and (ii) of which 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of its Restricted Subsidiaries (or a combination thereof).


       "Letter of Credit Obligations" means all Obligations in respect of Indebtedness of the Company or any of its Restricted Subsidiaries with respect to letters of credit issued pursuant to the Credit Agreement, which Indebtedness shall be deemed to consist of (a) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing), and (b) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit.


       "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

       "Mortgage Financing" means the incurrence by the Company or a Restricted Subsidiary of any Indebtedness secured by a mortgage or other Lien on real property acquired or improved by the Company or any Restricted Subsidiary of the Company after the date of the Indenture.

       "Mortgage Refinancing" means the incurrence by the Company or a Restricted Subsidiary of any Indebtedness secured by a mortgage or other Lien on real property subject to a mortgage or other Lien existing on the date of the Indenture or created or incurred subsequent to the date of the Indenture as permitted by the terms of the Indenture and owned by the Company or any Restricted Subsidiary of the Company.

       "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

       "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Bank Debt) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

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


       "Non-Guarantor Subsidiary" means each Subsidiary of the Company that is not a Guarantor.

       "Non-Recourse Debt" means Indebtedness of an Unrestricted Subsidiary (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness of the Company or any of its Restricted Subsidiaries or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

       "Obligations"   means   any   principal,   interest,   penalties,   fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

       "Officers' Certificate" means a certificate signed on behalf of the Company, by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

       "Permitted Holders" means Goldman Sachs and any of its Affiliates.

       "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company (including the acquisition of any Equity Interest in a Restricted Subsidiary); (b) any Investment in cash and Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment made as a result of the receipt of consideration not constituting cash or Cash Equivalents from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "-- Repurchase at the Option of Holders -- Asset Sales"; (e) any Investment existing on the date of the Indenture; (f) any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; (g) advances to employees not in excess of $2.5 million outstanding at any one time; (h) any Investment acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (i) Hedging Obligations; (j) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (k) Investments the payment for which consists exclusively of Equity Interests (exclusive of Disqualified Stock) of the Company; and (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed $15 million plus 5% of the increase in Total Assets since the Closing Date at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

       "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries in whole or in part; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in

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


right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes, and is subordinated in right of payment to the Notes, on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

       "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

       "Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

       "Principal Business" means (i) the design, manufacture and distribution of party goods and related products, including, but not limited to, tableware (such as plates, cups, cutlery, napkins and table covers), decorations, banners, balloons, novelties, horns, party hats, party favors, stationery, invitations, greeting cards, gift wrap, ribbons, gift boxes, gift bags, giftware, costumes, masks and makeup and (ii) any activity or business incidental, directly related or similar to those set forth in clause (i) of this definition, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

       "Regulation S" means Regulation S promulgated under the Securities Act.

       "Related Parties" means any Person controlled by the Permitted Holders, including any partnership of which any of the Permitted Holders or their Affiliates is a general partner.

       "Repurchase Offer" means an offer made by the Company to purchase all or any portion of the Notes pursuant to the provisions described under the covenants entitled " -- Repurchase at the Option of Holders -- Change of Control" or " -- Repurchase at the Option of Holders -- Asset Sales."

       "Restricted Investment" means an Investment other than a Permitted Investment.

       "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not (i) an Unrestricted Subsidiary or (ii) a direct or indirect Subsidiary of an Unrestricted Subsidiary; provided, however, that upon the occurrence of any Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

       "Rule 144A" means Rule 144A promulgated under the Securities Act.


       "Senior Guarantees" means the Guarantees by the Guarantors of Obligations under the Credit Agreement.


       "Senior Subordinated Guarantees" means the Guarantees by the Guarantors of the Obligations under the Indenture and the Notes.

       "Senior  Subordinated   Indebtedness"  means  the  Notes  and  any  other
indebtedness which ranks pari passu in right of payment to the Notes.

       "Significant Restricted Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

       "Specified Real Estate" means the real properties owned by the Company or its Subsidiaries as of the date of the Indenture, comprising the distribution facilities in Chester, New York, and Melbourne, Australia.

       "Stated Maturity" means, with respect to any installment of interest or principal on, or any other payments with respect to, any series of Indebtedness, the date on which such payment of interest or principal or other payment (including any sinking fund payment) was scheduled, or required to be paid, but shall not include any acceleration of such payment or any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

       "Subordinated Asset Sale Offer" has the meaning set forth under the caption " -- Repurchase at the Option of Holders -- Asset Sales."

       "Subordinated Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries which is expressly by its terms subordinated in right of payment to any other Senior Subordinated Indebtedness.

       "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

       "Total Assets" means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.


       "Unrestricted Subsidiary" means any Subsidiary (other than the Guarantors or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed and does not otherwise directly or indirectly provide credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under "Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and, so long as such Unrestricted Subsidiary remains a Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under " -- Incurrence of Indebtedness and Issuance of Disqualified Stock," the Company shall be in default of such covenant). the Company's Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under "Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" and (ii) no Default or Event of Default would be in existence following such designation.


       "Voting Stock" means, with respect to any Person, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency.


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


       "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

       "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

       "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

                    DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
                   CONSEQUENCES OF AN INVESTMENT IN THE NOTES

       The following is a summary of certain federal income tax consequences associated with the acquisition, ownership, and disposition of the Notes by holders who acquire the Notes as an investment. The following summary does not discuss all of the aspects of federal income taxation that may be relevant to such a prospective holder of the Notes in light of his or her particular circumstances, or to certain types of holders (including dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, S corporations, and except as discussed below, foreign corporations, persons who are not citizens or residents of the United States and persons who hold the Notes as part of a hedge, straddle, "synthetic security" or other integrated investment) which are subject to special treatment under the federal income tax laws. This discussion also does not address the tax consequences to nonresident aliens or foreign corporations that are subject to United States federal income tax on a net basis on income with respect to a Note because such income is effectively connected with the conduct of a U.S. trade or business. Such holders generally are taxed in a similar manner to U.S. Holders (as defined below); however, certain special rules apply. In addition, this discussion is limited to holders who hold the Notes as capital assets within the meaning of Section 1221 of the Code. This summary also does not describe any tax consequences under state, local, or foreign tax laws.

       The discussion is based upon the Code, Treasury Regulations, IRS rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Notes. The Company has not sought and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Notes which are different from those discussed herein.

       PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO THEM, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Certain Federal Income Tax Consequences to U.S. Holders

       A U.S. Holder is any holder who or which is (i) a citizen or resident of the United States; (ii) a domestic corporation or domestic partnership; (iii) an estate other than a "foreign estate" as defined in Section 7701(a)(31) of the Code; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

       Taxation of Stated Interest. In general, U.S. Holders of the Notes will be required to include interest received thereon in taxable income as ordinary income at the time it accrues or is received, in accordance with the holder's regular method of accounting for federal income tax purposes.

       Effect of Optional Redemption and Repurchase. Under certain circumstances the Company may be entitled to redeem a portion of the Notes. In addition, under certain circumstances, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes. Treasury Regulations contain special rules for determining the yield to maturity and maturity on a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. The Company does not believe that these rules should apply to either our right to redeem Notes or to the holders' rights to require the Company to repurchase Notes. Therefore, the Company has no present intention of treating such redemption and repurchase provisions of the Notes as affecting the computation of the yield to maturity or maturity date of the Notes.

       Sale or other Taxable Disposition of the Notes. The sale, exchange, redemption, retirement or other taxable disposition of a Note will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference

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


between (a) the amount of cash and fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued but unpaid stated interest) and (b) the holder's adjusted tax basis in such Note.

       A U.S. Holder's basis in a Note acquired in exchange for an originally issued note that was exchanged for a currently outstanding Note (each such exchanged note, an "Original Note") should be the same as such U.S. Holder's basis in the Original Notes exchanged therefor. Otherwise, a U.S. Holder's initial tax basis in a Note purchased by such holder will be equal to the price paid for the Note.

       Any gain or loss on the sale or other taxable disposition of a Note generally will be capital gain or loss. Payments on such disposition for accrued interest not previously included in income will be treated as ordinary interest income.

       Backup Withholding. The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") in the prescribed manner, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed to report properly the receipt of "reportable payments" and the IRS has notified the payor that withholding is required, or (iv) the payee fails to certify under the penalty of perjury that such payee is not subject to backup withholding. If any one of the events discussed above occurs with respect to a holder of Notes, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Notes of such holder. A "reportable payment" includes, among other things, amounts paid in respect of interest on a Note. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against such holder's federal income tax, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to backup withholding.

Market Discount and Premium

       If a U.S. Holder of a Note has a tax basis in the Note that is less than its "stated redemption price at maturity," the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the term of a debt instrument remaining after the acquisition. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Note (or the Original Note for which the Note was exchanged, as the case may be). A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant yield basis), in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

       If a U.S. Holder purchases a Note (or purchased the Original Note for which the Note was exchanged, as the case may be) for an amount greater than the sum of all amounts payable on the Note (or Original Note) after the purchase date, other than stated interest, such holder will be considered to have purchased such Note (or such Original Note) with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method over the remaining term. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Note in such year. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the Note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Certain U.S. Federal Income Tax Consequences for Non-U.S. Holders

       This section discusses special rules applicable to a Non-U.S. Holder of Notes. This summary does not address the tax consequences to stockholders, partners or beneficiaries in a Non-U.S. Holder. For purposes hereof, a "Non-U.S. Holder" is any person who is not a U.S. Holder and is not subject to U.S. federal income tax on a net basis on income with respect to a Note because such income is effectively connected with the conduct of a U.S. trade or business.

       Interest. Payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception discussed below will be subject to withholding of U.S. federal income tax at a rate of 30% unless a U.S. income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate, the Non-U.S. Holder must provide a properly executed Form 1001.

       Interest that is paid to a Non-U.S. Holder on a Note will not be subject to U.S. income or withholding tax if the interest qualifies as "portfolio interest." Generally, interest on the Notes that is paid by the Company will qualify as portfolio interest if (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership for U.S. federal income tax purposes;
(iii) the Non-U.S. Holder is not a bank receiving interest on a loan entered into in the ordinary course of business; and (iv) either (x) the beneficial owner of the Note provides the Company or its paying agent with a properly executed certification on IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and that provides the beneficial owner's name and address, or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its business holds the Note and certifies to the Company or its agent under penalties of perjury that the IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Note or a qualifying intermediary and furnishes the payor a copy thereof.

       Treasury regulations (the "Withholding Regulations") provide alternative methods for satisfying the certification requirements described in clause (iv) above. The Withholding Regulations also require, in the case of Notes held by a foreign partnership, that (x) the certification described in clause (iv) above be provided by the partners and (y) the partnership provide certain information, including its taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

       Sale, Exchange or Retirement of Notes. Any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of the Notes, will generally not be subject to U.S. federal income tax or withholding unless (i) the Non-U.S. Holder is an individual who was present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements; or (ii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to certain individuals who renounce their U.S. citizenship or terminate long-term U.S. residency. If a Non-U.S. Holder falls under (ii) above, the holder will be taxed on the net gain derived from the sale under the graduated U.S. federal income tax rates that are applicable to U.S. citizens and resident aliens, and may be subject to withholding under certain circumstances. If a Non-U.S. Holder falls under (i) above, the holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain derived from the sale (or reduced treaty rate) and may be subject to withholding in certain circumstances.

       U.S. Information Reporting and Backup Withholding Tax. Backup withholding generally will not apply to a Note issued in registered form that is beneficially owned by a Non-U.S. Holder if the certification of Non-U.S. Holder status is provided to the Company or its agent as described above in "Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders -- Interest," provided that the payor does not have actual knowledge that the holder is a U.S. person. The Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder.

       If payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a custodian, nominee or other agent of such beneficial owner, or if the proceeds of the sale of Notes are paid to the beneficial owner of a Note through a foreign office of a "broker" (as defined in the pertinent Regulations), the proceeds will not be subject to backup withholding (absent actual knowledge that the payee is a U.S. person). Information reporting (but not backup withholding) will apply, however, to a payment by a foreign office of a custodian, nominee, agent or broker that is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, or (iii) a foreign person that derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period or by a foreign office of certain other persons; unless the broker has in its records documentary evidence that the holder is a Non-U.S.

Holder and certain conditions are met (including that the broker has no actual knowledge that the holder is a U.S. Holder) or the holder otherwise establishes an exemption. Payment through the U.S. office of a custodian, nominee, agent or broker is subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

       Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against, or refund of, such holder's U.S. federal income tax liability, provided that certain information is provided by the holder to the IRS.

                              PLAN OF DISTRIBUTION

       This Prospectus is to be used by the Goldman Entities in connection with offers and sales of the Notes in market-making transactions effected from time to time. The Goldman Entities may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.


       Affiliates of Goldman Sachs currently own approximately 66.5% of our Common Stock and all of the issued and outstanding shares of our Series A Redeemable Convertible Preferred Stock. See "Ownership of Capital Stock." The Goldman Entities have informed us that they do not intend to confirm sales of the Notes to any accounts over which they exercise discretionary authority without the prior specific written approval of such transactions by the customer.


       We have been advised by the Goldman Entities that, subject to applicable laws and regulations, the Goldman Entities currently intend to make a market in the Notes. However, the Goldman Entities are not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors -- Trading Market for the Notes."

       Goldman Sachs has provided investment banking services to us in the past and may provide such services and financial advisory services to us in the future. Goldman Sachs acted as purchaser in connection with the initial sale of the Original Notes and received an underwriting discount of approximately $3.3 million in connection therewith. See "Management -- Certain Relationships and Related Transactions."

       Goldman Sachs and the Company have entered into a registration rights agreement with respect to the use by Goldman Sachs of this Prospectus. Pursuant to such agreement, we agreed to bear substantially all registration expenses incurred under such agreement, and we agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.


                                     EXPERTS



       The consolidated financial statements of Amscan Holdings, Inc. at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                              VALIDITY OF THE NOTES

       The validity of the Notes was passed upon for Amscan Holdings, Inc. by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel to Amscan Holdings in connection with the offer and sale of the Original Notes and the Notes.

                              AMSCAN HOLDINGS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE
                                December 31, 2002


Consolidated Financial Statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002:


                                                                          Page
                                                                          ----

       Report of Independent Auditors...................................   F-2

       Consolidated Balance Sheets......................................   F-3

       Consolidated Statements of Income................................   F-4

       Consolidated Statements of Stockholders' Deficit.................   F-5

       Consolidated Statements of Cash Flows............................   F-7

       Notes to Consolidated Financial Statements.......................   F-8




Financial Statement Schedule for the three years ended December 31, 2002:

    Schedule II - Valuation and Qualifying Accounts.....................  F-37





All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders
Amscan Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Amscan Holdings, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amscan Holdings, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.


Stamford, Connecticut                               /s/ ERNST &YOUNG LLP
March 20, 2003

                              AMSCAN HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                                           December 31,
                                                                                     ------------------------
                                                                                        2001           2002
                                                                                     ---------      ---------
                                     ASSETS
Current assets:
   Cash and cash equivalents ...................................................     $   1,016      $   2,400
   Accounts receivable, net of allowances of $3,937 and $5,127, respectively ...        65,039         74,247
   Inventories .................................................................        72,582         93,890
   Prepaid expenses and other current assets ...................................        13,659         15,233
                                                                                     ---------      ---------
         Total current assets ..................................................       152,296        185,770
Property, plant and equipment, net .............................................        94,589        100,304
Goodwill, net ..................................................................        55,985         74,251
Notes receivable from officers .................................................         1,640          1,942
Other assets, net ..............................................................         5,964         10,230
                                                                                     ---------      ---------
         Total assets ..........................................................     $ 310,474      $ 372,497
                                                                                     =========      =========

       LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED AND COMMON STOCK AND
                             STOCKHOLDERS' DEFICIT
Current liabilities:
   Loans and notes payable .....................................................     $     700      $    --
   Accounts payable ............................................................        33,083         39,245
   Accrued expenses ............................................................        16,047         21,524
   Income taxes payable ........................................................         2,298          2,525
   Current portion of long-term obligations ....................................         3,455          3,220
                                                                                     ---------      ---------
         Total current liabilities .............................................        55,583         66,514
Long-term obligations, excluding current portion ...............................       278,443        295,420
Deferred income tax liabilities ................................................        15,181         17,360
Other ..........................................................................         2,353          2,317
                                                                                     ---------      ---------
         Total liabilities .....................................................       351,560        381,611

Redeemable convertible preferred stock ($0.10 par value; 100 shares authorized;
         40 shares and 42.4 shares issued and outstanding, respectively) .......         6,270          6,646
Redeemable Common Stock ........................................................        29,949         30,523

Commitments and Contingencies

Stockholders' deficit:
   Common Stock ($0.10 par value; 3,000 shares authorized; 1,133.49 and 1,233.27
         shares issued and outstanding, respectively) ..........................          --             --
   Additional paid-in capital ..................................................           299         14,814
   Unamortized restricted Common Stock award, net ..............................           (94)          (323)
   Notes receivable from stockholders ..........................................          (601)          (638)
   Deficit .....................................................................       (74,016)       (57,551)
   Accumulated other comprehensive loss ........................................        (2,893)        (2,585)
                                                                                     ---------      ---------
         Total stockholders' deficit ...........................................       (77,305)       (46,283)
                                                                                     ---------      ---------

         Total liabilities, redeemable convertible preferred and Common Stock
           and stockholders' deficit ...........................................     $ 310,474      $ 372,497
                                                                                     =========      =========

          See accompanying notes to consolidated financial statements.

                              AMSCAN HOLDINGS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                             (Dollars in thousands)


                                                                   For the Years Ended December 31,
                                                                -------------------------------------
                                                                   2000          2001          2002
                                                                ---------     ---------     ---------

Net sales .................................................     $ 323,484     $ 345,183     $ 385,603
Cost of sales .............................................       206,872       225,036       252,980
                                                                ---------     ---------     ---------
         Gross profit .....................................       116,612       120,147       132,623

Operating expenses:
   Selling expenses .......................................        28,578        31,414        34,619
   General and administrative expenses ....................        31,958        33,317        32,056
   Provision for doubtful accounts ........................         7,133         3,758         3,008
   Art and development costs ..............................         8,453         8,772        10,301
   Write-off of deferred financing and IPO-related costs ..                                     2,261
   Restructuring charges ..................................           500          --           1,663
                                                                ---------     ---------     ---------
         Total operating expenses .........................        76,622        77,261        83,908
                                                                ---------     ---------     ---------
         Income from operations ...........................        39,990        42,886        48,715

Interest expense, net .....................................        26,355        24,069        21,792
Other expense (income), net ...............................            96            24          (311)
                                                                ---------     ---------     ---------
         Income before income taxes and minority interests         13,539        18,793        27,234

Income tax expense ........................................         5,348         7,423        10,757
Minority interests ........................................            75            68            12
                                                                ---------     ---------     ---------
Net income ................................................         8,116        11,302        16,465
         Dividend on redeemable convertible preferred stock          --             270           376
                                                                ---------     ---------     ---------
         Net income applicable to common shares ...........     $   8,116     $  11,032     $  16,089
                                                                =========     =========     =========

          See accompanying notes to consolidated financial statements.

                              AMSCAN HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
              For the Years Ended December 31, 2000, 2001 and 2002
                             (Dollars in thousands)


                                                                          Unamortized
                                                                           Restricted
                                                                             Common      Notes                Accumulated
                                                                Additional   Stock     Receivable                Other
                                               Common   Common    Paid-in    Awards,      from               Comprehensive
                                               Shares   Stock     Capital     Net     Stockholders   Deficit      Loss        Total
                                               ------   -----     -------   -------   ------------   -------      ----        -----
Balance at December 31, 1999 .............    1,132.41   $--       $225      $(405)      $(664)     $(86,797)   $  (888)   $(88,529)
    Net income ...........................                                                             8,116                  8,116
    Net change in cumulative
         translation adjustment ..........                                                                       (1,457)     (1,457)
                                                                                                                            --------
            Comprehensive income .........                                                                                    6,659
    Exercise of stock options ............        0.13                8                                                           8
    Increase in redeemable Common
          Stock due to accretion of market
          value and vesting  of restricted
           Common Stock award ............                                                            (5,186)                (5,186)
    Amortization of restricted Common
         Stock award .....................                                      51                                               51
    Accretion of interest income .........                                                 (35)                                 (35)
    Payments received on notes
        receivable from stockholders .....                                                 151                                  151
                                              --------   ----      ----      -----       -----      --------    -------    --------

Balance at December 31, 2000 .............    1,132.54    --        233       (354)       (548)      (83,867)    (2,345)    (86,881)
    Net income ...........................                                                            11,302                 11,302
    Net change in cumulative
        translation adjustment ...........                                                                         (434)       (434)
    Cumulative effect of a change in
        accounting  principle, net of
        taxes (see Notes 17 and 18) ......                                                                         (227)       (227)
    Change in fair value of interest
        rate swaps and foreign
        exchange contracts, net of taxes
        (see Notes 17 and 18) ............                                                                          113         113
                                                                                                                           --------
            Comprehensive income .........                                                                                   10,754
    Exercise of stock options ............        0.95               66                    (25)                                  41
    Increase in redeemable Common
        Stock due to accretion of market
        value and vesting  of restricted
        Common Stock award ...............                                                            (1,181)                (1,181)
    Amortization of restricted
      Common Stock award .................                                     260                                              260
    Accretion of interest income .........                                                 (37)                                 (37)
    Payments received on notes
        receivable from  stockholders ....                                                   9                                    9
    Redeemable convertible preferred
        stock dividends ..................                                                              (270)                  (270)
                                              --------   ----      ----      -----       -----      --------    -------    --------
Balance at December 31, 2001 .............    1,133.49   $--       $299      $ (94)      $(601)     $(74,016)   $(2,893)   $(77,305)
                                              --------   ----      ----      -----       -----      --------    -------    --------

                                   (Continued)

                              AMSCAN HOLDINGS, INC.
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Continued)
              For the Years Ended December 31, 2000, 2001 and 2002
                             (Dollars in thousands)


                                                                          Unamortized
                                                                           Restricted
                                                                             Common      Notes                Accumulated
                                                                Additional   Stock     Receivable                Other
                                               Common   Common    Paid-in    Awards,      from               Comprehensive
                                               Shares   Stock     Capital     Net     Stockholders   Deficit      Loss        Total
                                               ------   -----     -------   -------   ------------   -------      ----        -----
Balance at December 31, 2001 .............    1,133.49   $--    $   299      $ (94)      $(601)     $(74,016)   $(2,893)   $(77,305)
    Net income ...........................                                                            16,465                 16,465
    Net change in cumulative
        translation adjustment ...........                                                                        1,304       1,304
    Change in fair value of interest
        rate swaps and foreign exchange
        contracts, net of taxes ..........                                                                         (996)       (996)
                                                                                                                           --------
            Comprehensive income .........                                                                                   16,773
    Grant of restricted Common
        Stock award ......................        3.00              465       (465)                                            --
    Issuance of Common Stock in
        connection with acquisition ......       96.78           15,000                                                      15,000
    Increase in redeemable Common
        Stock due vesting of restricted
        Common Stock award ...............                         (574)                                                       (574)
    Amortization of restricted
      Common Stock awards.................                                     236                                              236
    Accretion of interest income .........                                                 (37)                                 (37)
    Redeemable convertible
        preferred stock dividends ........                         (376)                                                       (376)
                                              --------   ----      ----      -----       -----      --------    -------    --------
Balance at December 31, 2002 .............    1,233.27   $--    $14,814      $(323)      $(638)     $(57,551)   $(2,585)   $(46,283)
                                              ========   ====   =======      =====       =====      ========    =======    ========

          See accompanying notes to consolidated financial statements.

                              AMSCAN HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                        For the Years Ended December 31,
                                                                                        --------------------------------
                                                                                       2000          2001           2002
                                                                                     --------      --------      ---------
Cash flows from operating activities:
   Net income ..................................................................     $  8,116      $ 11,302      $  16,465
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization expense ....................................       14,487        15,468         13,962
      Amortization of deferred financing costs .................................          902           998          1,202
      Gain on disposal of property, plant and equipment ........................           (9)          (13)          (254)
      Provision for doubtful accounts ..........................................        7,133         3,758          3,008
      Write-off of deferred financing costs ....................................                                     1,460
      Amortization of restricted Common Stock awards ...........................           51           260            236
      Deferred income tax provision ............................................        1,761         1,620          4,869
      Changes in operating assets and liabilities, net of acquisition in 2002:
         Increase in accounts receivable .......................................      (12,895)       (6,162)        (7,934)
         Increase in inventories ...............................................      (12,346)       (1,234)       (15,391)
         (Decrease) increase in prepaid expenses, other current assets
             and other, net ....................................................        3,610        (4,188)        (2,027)
         Increase in accounts payable, accrued expenses
             and income taxes payable ..........................................        9,069         4,443          4,733
                                                                                     --------      --------      ---------
                    Net cash provided by operating activities ..................       19,879        26,252         20,329

Cash flows from investing activities:
   Cash paid in connection with acquisition ....................................                                   (13,548)
   Capital expenditures ........................................................      (18,576)      (37,479)       (17,712)
   Proceeds from disposal of property, plant and equipment .....................          101            55            530
                                                                                     --------      --------      ---------
                    Net cash used in investing activities ......................      (18,475)      (37,424)       (30,730)

Cash flows from financing activities:
   Proceeds from issuance of redeemable convertible preferred stock ............                      6,000
   Proceeds from the exercise of Common Stock options ..........................            8            41
   Proceeds from loans, notes payable and long-term obligations, net of debt issuance  costs  (including  original issue discount in 2002) of $557
      and $6,032, in 2001 and 2002, respectively ...............................        5,647        19,443        163,968
   Repayment of loans, notes payable and long-term obligations .................       (4,884)      (13,495)      (152,351)
   Loans to officers under notes ............................................. .         (621)         (953)          (200)
   Other .......................................................................           95           (66)
                                                                                     --------      --------      ---------
                    Net cash provided by financing activities ..................          245        10,970         11,417

Effect of exchange rate changes on cash and cash equivalents ...................       (1,029)         (251)           368
                                                                                     --------      --------      ---------
                    Net increase (decrease) in cash and cash equivalents .......          620          (453)         1,384
Cash and cash equivalents at beginning of year .................................          849         1,469          1,016
                                                                                     --------      --------      ---------
Cash and cash equivalents at end of year .......................................     $  1,469      $  1,016      $   2,400
                                                                                     ========      ========      =========

Supplemental  disclosures of cash flow information:
Cash paid during the period for:
                  Interest .....................................................     $ 26,047      $ 25,189      $  20,506
                  Income taxes .................................................     $  5,352      $  6,020      $   6,158

Supplemental information on non-cash activities (dollars in thousands):
Capital lease obligations of $144 and $53 were incurred in 2001 and 2002, respectively. There were no capital lease obligations incurred in 2000.

           ..........................................................

          See accompanying notes to consolidated financial statements.

                              AMSCAN HOLDINGS, INC.
                   Notes to Consolidated Financial Statements
                                December 31, 2002

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

         Amscan Holdings, Inc. ("Amscan Holdings" and, together with its subsidiaries, "AHI" or the "Company") was incorporated on October 3, 1996 for the purpose of becoming the holding company for Amscan Inc. and certain affiliated entities in connection with an initial public offering of its Common Stock. The initial public offering resulted in the sale of 4,000,000 and 422,400 shares of the Company's Common Stock at $12.00 per share on December 18, 1996 and January 8, 1997, respectively.

         On December 19, 1997, Amscan Holdings and Confetti Acquisition, Inc. ("Confetti"), a newly formed Delaware corporation affiliated with GS Capital Partners II, L.P. and certain other private investment funds managed by Goldman, Sachs & Co. (collectively, "GSCP"), entered into a merger pursuant to an agreement (the "Merger Agreement") providing for a recapitalization of Amscan Holdings in which Confetti was merged with and into Amscan Holdings (the "Merger"), with Amscan Holdings as the surviving privately-held corporation. Pursuant to certain employment arrangements, certain employees of the Company, at that time, purchased an aggregate of 10 shares of Company Common Stock following the Merger (see Note 13). The Merger was accounted for as a recapitalization and, accordingly, the historical basis of the Company's assets and liabilities was not impacted by the Merger.

         The Company designs, manufactures, contracts for manufacture and distributes party goods, including metallic balloons, gifts and stationery, principally in North America, South America, Europe, Asia and Australia.

Basis of Presentation
---------------------
         The consolidated  financial  statements  include the accounts of Amscan
Holdings  and  all   majority-owned  and  controlled   entities.   All  material
intercompany balances and transactions have been eliminated in consolidation.

Acquisition
-----------

         On February 19, 2002, the Company purchased all of the outstanding common stock of M&D Balloons, Inc. ("M&D Balloons"), a Manteno, Illinois-based manufacturer of metallic and plastic balloons, from American Greetings Corporation ("American Greetings") to supplement its existing balloon operations. The Company financed the purchase price of $27,500,000 and certain other related costs of $1,048,000 by borrowing $13,548,000 under its then existing revolving credit facility and issuing 96.774 shares of its Common Stock to American Greetings. American Greetings continues to distribute metallic balloons purchased under a supply agreement with the Company. The acquisition has been accounted for under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141") and, accordingly, the operating results of M&D Balloons have been included in the Company's consolidated financial statements since the date of acquisition.

         The purchase price has been preliminarily allocated based upon the estimated fair value of net assets acquired at the date of acquisition. Such allocations are based on studies and valuations that have not yet been completed and will be subject to change in the next period. The excess of the purchase price over tangible net assets acquired has been preliminarily allocated to intangible assets consisting of licensing agreements in the amount of $1,070,000, which are being amortized using the straight-line method over the lives of the contracts (one to three years with an average life of 2.7 years), and goodwill in the amount of $17,762,000, which is not being amortized. The transaction was structured as a purchase of common stock and, accordingly, the amortization of intangible assets is not deductible for income tax purposes.

         The following unaudited pro forma information assumes the M&D Industries acquisition had occurred on January 1, 2001 and 2002, respectively. The pro forma information, as presented below, is not necessarily indicative of the results that would have been obtained had the transaction occurred on January 1, 2001 and 2002, nor is it necessarily indicative of the Company's future results (dollars in thousands):

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                                              Years Ended December 31,
                                              ------------------------
                                                 2001          2002
                                                 ----          ----
         Net sales.........................    $370,807      $389,710
         Net income........................      12,528        16,858

         The net income amounts reflect adjustments for interest expense from additional borrowings necessary to finance the acquisition and amortization of other intangible assets and, in 2001, goodwill, net of their related income tax effects based upon a pro forma effective tax rate of 39.5%. The unaudited pro forma information gives effect only to adjustments described above and does not reflect management's estimate of any anticipated cost savings or other benefits as a result of the acquisition.

         During the year ended December 31, 2002, the Company sold $7,475,000 of metallic balloons and other party goods to American Greetings. Trade accounts receivable from American Greetings at December 31, 2002 were $2,632,000.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
----------------
         Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Inventories
-----------
         Substantially all inventories of the Company are valued at the lower of cost (principally on the first-in, first-out method) or market.

Long-Lived and Intangible Assets
--------------------------------
         Property, plant and equipment are stated at cost. Machinery and equipment under capital leases are stated at the present value of the minimum lease payments at the inception of the lease. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Machinery and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

         Goodwill, net of amortization was $55,985,000 and $74,251,000 at December 31, 2001 and 2002, respectively. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the net assets acquired. Effective January 1, 2002, the Company adopted SFAS No. 141 and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 revises the accounting for goodwill to eliminate the amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. As a result, the Company stopped recording goodwill amortization as of January 1, 2001. Intangible assets with definite lives will continue to be amortized over their useful lives. SFAS No. 142 also requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, the Company completed its review and determined that goodwill was not impaired. Had SFAS No. 142 been effective in fiscal years 2000 and 2001, net income would have been reported as the following amounts (dollars in thousands):

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


                                                     Years Ended December 31,
                                                     ------------------------
                                                  2000        2001        2002
                                                 ------     -------     -------
Reported net income ........................    $ 8,116     $11,302     $16,465
Add back goodwill amortization, net of taxes      1,574       1,572
                                                -------     -------     -------
Adjusted net income ........................    $ 9,690     $12,874     $16,465
                                                =======     =======     =======

         Other intangible assets at December 31, 2001 were fully amortized and were comprised principally of patents which were amortized using the straight-line method over three years. Other intangible assets, net of amortization, of $695,000 at December 31, 2002 were comprised of licensing agreements which are being amortized using the straight-line method over the lives of the contracts (one to three years with an average life of 2.7 years). Accumulated amortization was $3,000,000 and $3,375,000 at December 31, 2001 and 2002, respectively. Amortization of other intangible assets for the three years ended December 31, 2000, 2001 and 2002 was $1,003,000, $705,000 and $375,000,
respectively. Estimated amortization expense for the years ending December 31, 2003 and 2004 is $362,000 and $333,000, respectively.

         Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of
Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact the Company's financial position or results of operations.

         The Company reviews the recoverability of its long-lived assets, including definite-lived intangible assets other than goodwill, whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. For purposes of recognizing and measuring impairment, the Company evaluates long-lived assets other than goodwill based upon the lowest level of independent cash flows ascertainable to evaluate impairment. If the sum of the undiscounted future cash flows expected over the remaining asset life is less than the carrying value of the assets, the Company may recognize an impairment loss. The impairment related to long-lived assets is measured as the amount by which the carrying amount of the assets exceeds the fair value of the asset. When fair values are not readily available, the Company estimates fair values using expected discounted future cash flows.

         Goodwill is reviewed for potential impairment, on an annual basis or more frequently if circumstances indicate a possible impairment, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the excess, if any, of the fair value of the reporting unit over amounts allocable to the unit's other assets and liabilities is the implied fair value of goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The fair value of a reporting unit refers to the amount at which the unit as a whole could be sold in a current transaction between willing parties.

Deferred Financing Costs and Original Issue Discount
----------------------------------------------------
         Deferred financing costs (included in other assets) and original issue discount (netted against the related debt) are both amortized to interest expense using the interest method over the lives of the related debt.

Revenue Recognition
-------------------
         The Company's terms of sale are F.O.B. shipping point and, accordingly, title and the risks and rewards of ownership are transferred to the customer, and revenue is recognized, when goods are shipped. The Company estimates reductions to revenues for volume-based rebate programs at the time sales are recognized.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


Doubtful Accounts
-----------------
         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of customers. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Shipping and Handling
---------------------
         Outbound shipping and handling costs billed to customers are included in revenue. The costs of shipping and handling incurred by the Company are included in cost of sales.

Royalty Agreements
------------------
         The Company enters into royalty agreements that allow the Company to use certain licensed designs on certain of its products. These contracts require the Company to pay royalties, generally as a percentage of sales of such product, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company matches royalty expense with the corresponding revenue by recording royalties at the time of sale, at the greater of the contractual rate or the effective rate calculated based on the guaranteed minimum royalty and the Company's estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the balance sheet as other assets.

Catalogue Costs
---------------
         The Company expenses costs associated with the production of annual catalogues when incurred.

Art and Development Costs
-------------------------
         Art and development costs are primarily internal costs that are not easily associated with specific designs, some of which may not reach commercial production. Accordingly, the Company expenses these costs as incurred.

Derivative Financial Instruments
--------------------------------
         The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") and SFAS No. 137 and No. 138 as amendments thereto, effective January 1, 2001. These statements require that all derivative financial instruments be recognized on the balance sheet at fair value and establish criteria for both the designation and effectiveness of hedging activities. The Company may use derivatives in the management of interest rate and foreign currency exposure. The statements require the Company to formally document the assets, liabilities or other transaction the Company designates as hedged items, the risk being hedged and the relationship between the hedged items and the hedging instruments. The Company must measure the effectiveness of the hedging relationship at the inception of the hedge and on an on-going basis.

         For derivative financial instruments that qualify as fair value hedges, the gain or loss on the instrument and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative financial instruments that qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a cash flow hedge, if any, is determined based on the dollar-offset method (i.e., the gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item) and is recognized in current earnings during the period of change. As long as hedge effectiveness is maintained, the Company's interest rate swap arrangements and foreign currency exchange agreements qualify for hedge accounting as cash flow hedges. The adoption of SFAS No. 133, as amended, did not have a significant effect on the Company's consolidated financial statements, but did reduce comprehensive income in 2001 by $114,000 (see Notes 17 and 18).

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


Income Taxes
------------
         The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and operating loss and tax credit carryforwards applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the judgment of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation
------------------------
         The Company accounts for stock based awards in accordance with the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of compensation expense at the date of grant only if the current market price of the underlying stock exceeds the exercise price, and to provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the intrinsic value method of APB No. 25 for awards granted under its stock-based compensation plans and has provided the pro forma disclosures required by SFAS No. 123.

         In December 2002, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148") was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on December 31, 2002 and continues to account for its stock-based compensation under APB No. 25. Accordingly, no compensation cost has been recognized in connection with the issuance of options under the 1997 Stock Incentive Plan as all options were granted with exercise prices equal to the estimated fair market value of the Common Stock on the date of grant. The adoption of this statement had no impact on the Company's financial position or results of operations. See Note 11 for further discussion regarding the Company's stock-based compensation plans and related accounting matters.

         Had the Company determined stock-based compensation based on the fair value of the options granted at the grant date, consistent with the method prescribed under SFAS No. 123, the Company's net income would have been reduced to amounts indicated below (dollars in thousands):

                                                          December 31, Years Ended
                                                          ------------------------
                                                          2000      2001      2002
                                                        -------   -------   -------
Net income:
    As reported .....................................   $ 8,116   $11,302   $16,465
    Less: Total stock-based employee compensation
        expense determined under the fair value based
        method for all awards, net of tax ...........       510       508       517
                                                        -------   -------   -------

    SFAS No. 123 pro forma net income ...............   $ 7,606   $10,794   $15,948
                                                        =======   =======   =======

         It has been assumed that the estimated fair value of the options granted in 2000, 2001 and 2002 under the 1997 Stock Incentive Plan is amortized on a straight line basis to compensation expense, net of taxes, over the vesting period of the grant, which is five years. The estimated fair value of each option on the date of grant was determined using the minimum value method with the following assumptions: dividend yield of 0%; risk-free interest rate of 4.9%; and expected lives of seven years.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


Accumulated Other Comprehensive Loss
------------------------------------
         Accumulated other comprehensive loss at December 31, 2000, 2001 and 2002 consisted of the Company's foreign currency translation adjustment and the fair value of interest rate swap and foreign exchange contracts qualifying as hedges (see Note 18).

Foreign Currency Transactions and Translation
---------------------------------------------
         The functional currencies of the Company's foreign operations are the local currencies in which they operate. Realized foreign currency exchange gains or losses, which result from the settlement of receivables or payables in currencies other than the functional currencies, are credited or charged to operations. Unrealized gains or losses on foreign currency exchanges are insignificant. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. The results of operations of foreign subsidiaries are translated into U.S. dollars at the average exchange rates effective for the periods presented. The differences from historical exchange rates are recorded as comprehensive income
(loss) and are included as a component of accumulated other comprehensive loss.

Concentration of Credit Risk
----------------------------
                  While the Company's customers are geographically dispersed throughout North America, South America, Europe, Asia and Australia, there is a concentration of sales made to and accounts receivable from the stores that operate in the party goods superstore distribution channel. At December 31, 2001 and 2002, Party City Corporation ("Party City"), the Company's largest customer with 484 corporate and franchise stores, accounted for 19% and 20%, respectively, of consolidated accounts receivable, net. For the years ended December 31, 2000, 2001 and 2002, sales to Party City's corporate-owned and operated stores represented 12%, 13% and 13% of consolidated net sales, respectively. For the years ended December 31, 2000, 2001 and 2002, sales to Party City's franchise-owned and operated stores represented 13%, 15% and 14% of consolidated net sales, respectively. No other group or combination of customers subjected the Company to a concentration of credit risk. Although the Company believes its relationships with Party City and its franchisees are good, if they were to reduce their volume of purchases from the Company significantly, the Company's financial condition and results of operations could be materially adversely affected.

Use of Estimates
----------------
         The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards
------------------------------------
         Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact the Company's financial position or results of operations.

         In May 2002, Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections" ("SFAS No. 145"), was issued. SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will no longer be permitted for certain extinguishments considered to be part of a company's risk management strategy. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


No. 145 is effective for financial statements issued after May 15, 2002, and with respect to the impact of the reporting requirements of changes made to SFAS No. 4 for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 in 2002 and classified the write-off of certain deferred financing costs of $1.5 million (see Note 8) as an operating expense, thereby reducing income from operations.

         In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" ("SFAS No. 146") was issued. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (" EITF No. 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

         In November 2002, the Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," ("FIN No. 45") was issued. FIN No. 45 clarifies requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that upon issuance of a guarantee, companies recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective commencing in the fourth quarter of 2002. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of this
interpretation  to  have  a  material  effect  on  the  consolidated   financial
statements.

         In November 2001, the Emerging Issues Task Force issued No. 01-09 ("EITF No. 01-09"), "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product." EITF No. 01-09 was effective for Amscan as of January 1, 2002. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain advertising and product placement costs previously classified as selling expenses to be reflected as a reduction of revenues earned from that activity. The new guidance requires retroactive restatement of all periods presented to reflect the new accounting provision. As a result of applying the provisions of EITF No. 01-09, the Company's revenues and selling expenses were each reduced by $2,064,000 and $1,906,000 for the years ended December 31, 2000 and 2001, respectively.


         Other  pronouncements   issued  by  the  FASB  or  other  authoritative
accounting   standards  groups  with  future  effective  dates  are  either  not applicable or not significant to the financial statements of the Company.

NOTE 3 - INVENTORIES

         Inventories at December 31, 2001 and 2002 consisted of the following (dollars in thousands):

                                                          2001        2002
                                                        --------    --------
Finished goods ......................................   $ 65,376    $ 80,783
Raw materials .......................................      5,992       8,763
Work-in process .....................................      4,520       7,722
                                                        --------    --------
                                                          75,888      97,268
Less:  reserve for slow moving and obsolete inventory     (3,306)     (3,378)
                                                        --------    --------
                                                        $ 72,582    $ 93,890
                                                        ========    ========
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET

         Property, plant and equipment, net at December 31, 2001 and 2002 consisted of the following (dollars in thousands):

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


                                                                             Estimated
                                                       2001        2002     Useful Lives
                                                     --------    --------   ------------
Machinery and equipment.........................     $ 78,520    $ 93,159        3-15
Buildings.......................................       36,860      37,356       31-40
Data processing equipment.......................       21,701      23,691        3-5
Leasehold improvements..........................        9,576      10,859        2-20
Furniture and fixtures..........................        4,856       5,361         10
Construction in progress........................        1,113        --
Land............................................        7,123       7,134
                                                     --------    --------
                                                      159,749     177,560
Less:  accumulated depreciation and amortization      (65,160)    (77,256)
                                                     --------    --------
                                                     $ 94,589    $100,304
                                                      ========   ========

         Depreciation and amortization expense related to property, plant and equipment was $10,882,000, $12,164,000 and $13,587,000 for the years ended
December 31, 2000, 2001 and 2002, respectively.


NOTE 5 - LOANS AND NOTES PAYABLE

         On December 20, 2002, Amscan amended and restated its existing credit facility with various lenders (the "Lenders"), and with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole bookrunner and syndication agent. Under the terms of the Second Amended and Restated Credit and Guaranty Agreement (the "Credit Agreement") the Lenders agreed to amend and restate the Company's then existing bank credit agreements (the "Bank Credit Facilities") (see Note 6) in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 term loan (the "Term Loan") and up to $30,000,000 aggregate principal amount of revolving loans (the "Revolver"). The proceeds of the Term Loan were used to redesignate and replace the Company's AXEL term loan and revolver borrowings existing under the Bank Credit Facilities at the closing date and to pay certain fees and expenses associated with the refinancing.

         The Revolver expires on June 15, 2007, and bears interest, at the option of the Company, at the index rate plus, based on performance, a margin ranging from 2.00% to 3.50% per annum, or at LIBOR plus, based on performance, a margin ranging from 3.00% to 4.50% per annum, with a LIBOR floor of 2.0%. At December 31, 2002, the Company had no borrowings under the Revolver. Standby letters of credit of $6,500,000 were outstanding and the Company had borrowing capacity of approximately $23,500,000 under the terms of the Revolver at December 31, 2002. Amounts drawn on the Revolver are also subject to an agreed upon borrowing base. All borrowings under the Revolver are secured by a first priority lien on substantially all of the Company's assets, are guaranteed by the Company's domestic subsidiaries and are subject to mandatory prepayments upon the occurrence of certain events (see Note 6). The Company is required to maintain certain financial ratios throughout the term of the Credit Agreement, including leverage and interest coverage ratios.

         At December 31, 2001, the Company's revolver borrowings under its Bank Credit Facilities were $700,000 and bore interest at the prime rate plus 0.625% (weighted average rate of 5.38% at December 31, 2001). The Company had outstanding standby letters of credit under the Bank Credit Facilities of $6,321,000 at December 31, 2001.

         In addition to the Revolver, the Company has a 400,000 Canadian dollar denominated revolving credit facility which bears interest at the Canadian prime rate and expires on June 15, 2003, a 1.0 million British Pound Sterling denominated revolving credit facility which bears interest at the U.K. base rate plus 1.75% and expires on June 1, 2003 and a $1,000,000 revolving credit facility which bears interest at LIBOR plus 1.0% and expires on December 31, 2003. No borrowings were outstanding under these revolving credit facilities at December 31, 2001 and 2002.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


NOTE 6 - LONG-TERM OBLIGATIONS

         Long-term obligations at December 31, 2001 and 2002 consisted of the following (dollars in thousands):

                                                            2001         2002
                                                         ---------    ---------
Senior subordinated notes (a) ......................     $ 110,000    $ 110,000
Term Loan, net of unamortized discount of $1,692 (b)          --        168,308
AXEL term loan (c) .................................       149,675         --
Mortgage obligations (d) ...........................        21,628       19,981
Notes payable (e) ..................................           258          140
Capital lease obligations (f) ......................           337          211
                                                         ---------    ---------
         Total long-term obligations ...............       281,898      298,640
Less: current portion ..............................        (3,455)      (3,220)
                                                         ---------    ---------
Long-term obligations, excluding current portion ...     $ 278,443    $ 295,420
                                                         =========    =========

         On December 19, 1997, the Company issued $110,000,000 aggregate principal amount of 9 7/8% senior subordinated notes due in 2007 (the "Notes") and entered into the Bank Credit Facilities which provided for borrowings under an AXEL term loan and revolving loan borrowings under a revolving credit facility (see Note 5). On December 20, 2002, Amscan amended and restated the Bank Credit Facilities with various Lenders. Under the terms of the Credit Agreement, the Lenders agreed to amend and restate the Company's Bank Credit Facilities in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 term loan (the "Term Loan") and up to $30,000,000 aggregate principal amount of revolving loans (the "Revolver"). The proceeds of the Term Loan were used to redesignate and replace the Company's AXEL term loan and revolver borrowings existing under the Bank Credit Facilities at the closing date and to pay certain fees and expenses associated with the refinancing.

         The Company is required to make prepayments under the terms of the Credit Agreement under certain circumstances, including upon certain asset sales and certain issuances of debt or equity securities. Such mandatory prepayments will be applied to prepay the Term Loan first (on a pro rata basis) and thereafter to prepay the Revolver and to reduce the commitments thereunder. The Company may prepay, in whole or in part, borrowings under the Term Loan. Call protection provisions apply to certain prepayments of borrowings under the Term Loan. The Company may prepay borrowings under or reduce commitments for the Revolver, in whole or in part, without penalty. The Credit Agreement is guaranteed by the Company's domestic subsidiaries (the "Guarantors") (see Note
19). Subject to certain exceptions, all borrowings under the Credit Agreement, and all guarantees are secured by all existing and after-acquired personal property of the Company and the Guarantors, including, subject to certain exceptions, a pledge of all the stock of domestic subsidiaries owned by the Company or any of the Guarantors and first priority liens on after-acquired real property and leasehold interests of the Company and the Guarantors. The guarantees are joint and several guarantees, and are irrevocable, full and unconditional.

(a) The Notes bear interest at a rate equal to 9 7/8% per annum. Interest is payable semi-annually on June 15 and December 15 of each year. The Notes are redeemable at the option of the Company, in whole or in part, at redemption prices ranging from 104.937% to 100%, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of a Change of Control, as defined in the note indenture, the Company will be obligated to make an offer to purchase the Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. If a Change of Control were to occur, the Company may not have the financial resources to repay all of its obligations under the Credit Agreement, the note indenture and the other indebtedness that would become payable upon the occurrence of such Change of Control.

(b) The Term Loan of $170,000,000 was funded at a 1% original issue discount and provides for amortization (in quarterly installments) of 1% of the principal amount thereof per annum through June 15, 2006, and will then amortize in equal quarterly payments through June 15, 2007. The Term Loan bears interest, at the option of the Company, at the index rate plus 3.50% per annum or at LIBOR plus 4.50% per annum, with a LIBOR floor of

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002



     2.0%. At December 31, 2002, the floating interest rate on the Term Loan was 7.75%. The original issue discount is being amortized to interest expense using the interest method over the life of the Term Loan.

(c) The AXEL term loan was repaid using the proceeds of the Term Loan as noted above. The AXEL term loan was to mature in December 2004 and provided for amortization (in quarterly installments) of 1% of the principal amount thereof per year for the first five years and 32.3% and 62.7% of the principal amount thereof in the sixth and seventh years, respectively. The AXEL term loan bore interest, at the option of the Company, at the lenders' customary base rate plus 1.625% per annum or at the lenders' customary reserve adjusted Eurodollar rate plus 2.625% per annum. At December 31, 2001, the floating interest rate on the AXEL term loan was 4.56%. The Company was involved in three interest rate swap transactions with Goldman Sachs Capital Markets, L.P. ("GSCM") and a financial institution which covered a portion of the outstanding borrowings under the AXEL term loan all of which expired in 2001. The interest rate swap contracts required the Company to settle the difference in interest obligations quarterly. Net payments (receipts) to (from) the counterparty under the swap contracts for the years ended December 31, 2000 and 2001, respectively, which have been recorded as (reduction of) additional interest expense, were as follows (dollars in thousands):
                                                       (Reduction of) Additional
                                                             Interest Expense
                            Notional                         ----------------
Date of contract             Amount      Term    Fixed Rate    2000     2001
----------------             ------    --------  ----------    ----     ----
December 31, 1997........   $57,330     3 years    8.36%      $ 167     $  -
September 30, 1998.......   $35,000     3 years    7.68%       (592)      56
September 17, 1999.......   $31,000     2 years    9.30%         (8)    (308)
January 3, 2001..........   $10,000    9 months    6.03%                 (76)
                                                              -----     -----
                                                              $(433)    $(328)
                                                              =====     =====

(d) In conjunction with the construction of a new distribution facility, on December 21, 2001, the Company borrowed $10,000,000 each from a financial institution and the New York State Job Development Authority, pursuant to the terms of a first and second lien mortgage note, respectively. The first lien mortgage note bears interest at LIBOR plus 2.75%. However, the Company has utilized an interest rate swap agreement to effectively fix the loan rate at 8.40% for the term of the loan. The interest rate swap contracts required the Company to settle the difference in interest obligations quarterly. Net payments to the counterparty under the swap contracts for the year ended December 31, 2002, which have been recorded as additional interest expense, were $343,000. The second lien mortgage note bears interest at a rate of 4.75% and 3.77% at December 31, 2001 and 2002, respectively, and is subject to review and adjustment semi-annually based on the New York State Job Development Authority's confidential internal protocols. Both loans are for a term of 96 months and require monthly payments based on a 180-month amortization period with balloon payments upon maturity in January 2010. The principal amounts outstanding as of December 31, 2002 were $9,389,000 and $9,555,000 with a financial institution and the New York State Job Development Authority, respectively. At December 31, 2002, the new facility has a carrying value of $30,068,000 (including capitalized interest of $1,204,000, of which $223,000 and $981,000 was incurred in 2000 and 2001, respectively).

     At December 31, 2001 and 2002, the Company had a mortgage obligation payable to a financial institution of $1,628,000 and $1,037,000, respectively, due September 13, 2004. The mortgage obligation relates to a distribution facility, is collateralized by the related real estate asset ($4,303,000 carrying value at December 31, 2002) and bears interest at 8.51%.

(e) In conjunction with the acquisition of the remaining 25% interest in its subsidiary, Amscan Holdings Limited, in 1998, the Company issued a non-interest bearing note to the former shareholder which is payable through April 2004. At December 31, 2001 and 2002, the note to the former shareholder was $228,000 and $140,000, respectively.

     In connection with the acquisition of all the capital stock of Anagram International, Inc., and certain related companies (collectively, "Anagram") in 1998, the Company assumed a note payable to a former employee of Anagram, which note was paid in full by March 2002. At December 31, 2001, the note to the former employee was $30,000 and bore interest at a fixed interest rate of 10%.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


(f) The Company has entered into various capital leases for machinery and equipment with implicit interest rates ranging from 4.85% to 9.20% which extend to 2006.

         At December 31, 2002, maturities of long-term obligations consisted of the following (dollars in thousands):

                               Mortgage, Notes      Capital
                                 and Loans      Lease Obligations       Total
                                 ---------      -----------------       -----
     2003 ................        $  3,132          $     88          $  3,220
     2004 ................           3,015                48             3,063
     2005 ................           2,522                50             2,572
     2006 ................          83,748                25            83,773
     2007 ................         193,232              --             193,232
     Thereafter ..........          12,780              --              12,780
                                  --------          --------          --------
     Long-term obligations        $298,429          $    211          $298,640
                                  ========          ========          ========


NOTE 7 - PROVISION FOR DOUBTFUL ACCOUNTS


         During the second quarter of 2000, two of the Company's customers filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. As a result of the filings, the Company charged $3.4 million and $1.0 million to the provision for doubtful accounts during the second and fourth quarters of 2000, respectively, to fully provide for the accounts receivable balances due to the Company from these customers. On a combined basis, these two customers accounted for approximately 1.9% of the Company's consolidated net sales for the year ended December 31, 2000. The Company also charged $1.6 million to the provision for doubtful accounts during the fourth quarter of 2000, which represented the remaining accounts receivable balance from a customer that filed for bankruptcy during 1999.

         During the third quarter of 2001, one of the Company's customers filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and, as a result, the Company charged $1.5 million and $1.0 million to the provision for doubtful accounts during the third and fourth quarters of 2001, respectively, to fully provide for the accounts receivable balances due to the Company. This customer accounted for approximately 2.1% of the Company's consolidated net sales for the year ended December 31, 2001.


NOTE 8 - WRITE-OFF OF DEFERRED FINANCING AND IPO-RELATED COSTS

         On June 13, 2002, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering ("IPO") of its Common Stock. However, during the fourth quarter of 2002, the Company decided not to pursue the IPO of shares of its Common Stock, which resulted in a $801,000 write-off of costs associated with the offering. On March 12, 2003, the Company filed a Form RW with the Securities and Exchange Commission withdrawing its registration statement for the IPO.

         During the fourth quarter of 2002, the Company amended and restated its Bank Credit Facilities with various lenders (see Notes 5 and 6) which resulted in a $1,460,000 write-off of deferred financing costs associated with the previous facility.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


NOTE 9 - RESTRUCTURING CHARGES

         During 2000, the Company incurred charges of $0.2 million in connection with the consolidation of certain manufacturing operations and an additional $0.3 million in connection with the restructuring of its distribution operations that began in 1998.

         During the year ended December 31, 2002, the Company incurred charges of $0.6 million resulting from the consolidation of the fabrication operations of M&D Balloons into its existing balloon operations. In addition, the Company incurred charges of $0.4 million and $0.7 million relating to the consolidation of certain domestic and foreign distribution operations, respectively. The consolidation of the Company's distribution and balloon operations may result in additional restructuring charges in subsequent periods.

NOTE 10 - EMPLOYEE BENEFIT PLANS

         Certain subsidiaries of the Company maintain profit-sharing plans for eligible employees providing for annual discretionary contributions to a trust. Eligible employees are full-time domestic employees who have completed a certain length of service, as defined, and attained a certain age, as defined. The plans require the subsidiaries to match 25% to 100% of voluntary employee contributions to the plan, up to the first 6% of an employee's annual salary. Profit sharing expense for the years ended December 31, 2000, 2001 and 2002 totaled $2,220,000, $2,462,000 and $3,054,000, respectively.


NOTE 11 - STOCK OPTION PLAN

         The Company adopted the Amscan Holdings, Inc. Stock Incentive Plan (the "1997 Stock Incentive Plan") in 1997. The 1997 Stock Incentive Plan is administered by the Board of Directors. Under the terms of the 1997 Stock Incentive Plan, as amended, the Board may award Company Common Stock, stock options and stock appreciation rights to certain directors, officers, employees and consultants of the Company and its affiliates. The vesting periods for awards are determined by the Board at the time of grant. As of December 31, 2002, there were 150 shares of Company Common Stock reserved for issuance under the 1997 Stock Incentive Plan. The 1997 Stock Incentive Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination.

         The options granted under the 1997 Stock Incentive Plan vest in equal installments on each of the first five anniversaries of the grant date. The options are non-transferable (except under certain limited circumstances) and have a term of ten years. The following table summarizes the changes in outstanding options under the 1997 Stock Incentive Plan for the years ended December 31, 2000, 2001 and 2002:

                                                                   Average Fair Market
                                                       Average      Value of Options
                                         Options    Exercise Price    at Grant Date
Outstanding at December 31, 1999         129.955
         Granted ...............           3.750       $125,000          $ 44,562
         Granted ...............           4.500        150,000            53,474
         Exercised .............          (0.096)        54,545
         Exercised .............          (0.037)        75,000
         Canceled ..............          (0.143)        54,545
         Canceled ..............          (0.962)        75,000
                                        --------
Outstanding at December 31, 2000         136.967
         Granted ...............           2.500        150,000            53,474
         Exercised .............          (0.666)        75,000
         Exercised .............          (0.287)        55,102
         Canceled ..............          (0.191)        55,102
         Canceled ..............          (0.444)        75,000
         Canceled ..............          (4.500)       125,000
                                        --------

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002



Outstanding at December 31, 2001         133.379
         Granted ...............           2.500        155,000            55,257
         Canceled ..............          (1.000)       150,000
         Canceled ..............          (2.805)        75,000
                                        --------
Outstanding at December 31, 2002         132.074
                                        ========

Exercisable at December 31, 2000          67.267         77,256
Exercisable at December 31, 2001          91.290         78,977
Exercisable at December 31, 2002         115.210         80,611

         The average exercise price for options outstanding as of December 31, 2002 was $87,620 with exercise prices ranging from $54,545 to $155,000. The average remaining contractual life of those options was 5.6 years.


NOTE 12- INCOME TAXES

         A summary of domestic and foreign pre-tax income (loss) follows (dollars in thousands):

                                       Years Ended December 31,
                                       ------------------------
                                   2000          2001          2002
                                 --------      --------      --------
      Domestic .............     $  9,639      $ 17,350      $ 28,172
      Foreign ..............        3,900         1,443          (938)
                                 --------      --------      --------
      Total ................     $ 13,539      $ 18,793      $ 27,234
                                 ========      ========      ========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


         The provision for income taxes consisted of the following (dollars in thousands):
                                                 Years Ended December 31,
                                           2000           2001            2002
                                         --------       --------       --------
Current:
       Federal ...................       $  1,551       $  4,266       $  5,452
       State .....................            688          1,101            993
       Foreign ...................          1,348            436           (557)
                                         --------       --------       --------
         Total current provision .          3,587          5,803          5,888
Deferred:
       Federal ...................          1,528          1,400          4,422
       State .....................            233            143            591
       Foreign ...................           --               77           (144)
                                         --------       --------       --------
         Total deferred provision           1,761          1,620          4,869
                                         --------       --------       --------
Income tax expense ...............       $  5,348       $  7,423       $ 10,757
                                         ========       ========       ========

         Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets and liabilities from domestic jurisdictions consisted of the following at December 31 (dollars in thousands):

                                                                                          2001            2002
                                                                                        --------        --------
Current deferred tax assets:
         Allowance for doubtful accounts ........................................       $  1,216        $  1,871
         Accrued liabilities ....................................................            322             153
         Inventories ............................................................          2,202           2,999
         Charitable contributions carryforward ..................................            166            --
         Other ..................................................................            279              18
                                                                                        --------        --------
              Current deferred tax assets (included in prepaid expenses and other
                current assets) .................................................       $  4,185        $  5,041
                                                                                        ========        ========
                                                                                          2001            2002
                                                                                        --------        --------

Non-current deferred tax liabilities, net:
         Property, plant and equipment ..........................................       $ 14,433        $ 16,885
         Amortization of goodwill and other intangibles .........................            721           2,076
         Royalty reserves .......................................................             (9)           (455)
         Foreign tax credits ....................................................           --              (308)
         Interest rate swap and foreign exchange contracts ......................            (76)           (726)
         Other ..................................................................            112            (112)
                                                                                        --------        --------
              Non-current deferred tax liabilities, net .........................       $ 15,181        $ 17,360
                                                                                        ========        ========

         A non-current foreign deferred tax asset of $456,000 and $600,000 at December 31, 2001 and 2002, respectively, is primarily attributable to non-current obligations recognized in connection with the acquisition of Anagram in 1998 and is included in non-current assets, net.

         The difference between the Company's effective income tax rate and the federal statutory income tax rate is reconciled below:
                                                    Years Ended December 31,
                                                    2000     2001     2002
                                                    ----     ----     ----
Provision at federal statutory income tax rate ..   34.0%    35.0%    35.0%
State income tax, net of federal tax benefit ....    4.5      4.7      3.8
Other ...........................................    1.0     (0.2)     0.7
                                                    ----     ----     ----
Effective income tax rate .......................   39.5%    39.5%    39.5%
                                                    ====     ====     ====

         At December 31, 2002, the Company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $11,536,000. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

of foreign subsidiaries because such earnings are expected to be reinvested indefinitely in the subsidiaries' operations. It is not practical to estimate the amount of additional tax that might be payable on these foreign earnings in the event of distribution or sale; however, under existing law, foreign tax credits would be available to substantially reduce incremental U.S. taxes payable on amounts repatriated.


NOTE 13- CAPITAL STOCK

         At December 31, 2001 and 2002,  employee  stockholders  held 193.20 and
196.92 shares, respectively, of fully paid and vested Common Stock. Under the terms of the stockholders' agreement (the "Stockholders' Agreement"), the Company can purchase all of the shares held by the employee stockholders. The purchase price as prescribed in the Stockholders' Agreement is to be determined through a market valuation of the minority-held shares. In addition, under the terms of the Stockholders' Agreement, the Company can be required to purchase all of the shares held by an employee stockholder in the case of death or disability, at a price determined by a market valuation and, in all other instances, at the lower of the share's cost, as defined, or the market valuation. All common shares held by employees are recorded as redeemable Common Stock, at the estimated fair market value of the stock, with a corresponding adjustment to stockholders' deficit. At December 31, 2001 and 2002, the aggregate amount that may be payable by the Company to employee stockholders, based on the then estimated market value for fully paid and vested shares, was approximately $29,949,000 and $30,523,000, respectively, and has been classified as redeemable Common Stock on the consolidated balance sheets. As there is no active market for the Company's Common Stock, the Company estimates the fair value of its Common Stock using various valuation techniques including recent third party transactions.

         At December 31, 2001 and 2002, 6.67 and 6.38 shares, respectively, of Common Stock (the "Restricted Stock") were subject to the vesting provisions of employment agreements with the President and Executive Vice President of the Company. The Restricted Stock held by the President and Executive Vice President will vest in June 2003 and December 2004, respectively. During the years ended December 31, 2000, 2001 and 2002, the Company recorded the amortization of
Restricted Stock of $51,000, $260,000 and $236,000, respectively, as compensation expense, which is included in general and administrative expenses in the Company's consolidated statements of income.

         At December 31, 2001, the Company held notes receivable from a current officer and a former officer totaling $601,000. At December 31, 2002, the Company held notes receivable from a former officer and a current officer in the amounts of $613,000 and $25,000, respectively. These notes arose in connection with the issuance of shares of Common Stock to the officers. The notes held at December 31, 2002 bear interest at 6.65% and LIBOR plus 2% and mature in March 2009 and January 2004, respectively. The notes receivable are shown on the balance sheets as an increase in stockholders' deficit.

         In September 1998, the Company issued warrants to purchase 10.0 shares of Common Stock at $125,000 per share in connection with the acquisition of all the capital stock of Anagram. The warrants, which were valued at $225,000 and were fully exercisable upon issuance, expire on September 17, 2008 and were included as a cost of the acquisition of Anagram.

         On January 1, 2002, the Company issued 3.0 shares of Restricted Stock, with an aggregate value of $465,000 to its Executive Vice President, subject to the vesting provisions of an employment agreement. The shares of Restricted Stock will vest on December 31, 2004.

         In February 2002, the Company issued 96.774 shares of its Common Stock, at a value of $155,000 per share, to American Greetings in connection with the acquisition of M&D Balloons (see Note 1).

         On March 30, 2001, the Board of Directors authorized 500 shares of preferred stock, $0.10 par value, and designated 100 shares as Series A
Redeemable Convertible Preferred Stock ("Series A Redeemable Convertible Preferred Stock"). Also on March 30, 2001, the Company issued 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP for proceeds of $6.0 million. Dividends are cumulative and payable annually, at 6% per

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

annum. On March 30, 2002, the annual dividend was distributed in additional shares of Series A Redeemable Convertible Preferred Stock. Dividends payable on or prior to March 30, 2004, are payable in additional shares of Series A Redeemable Convertible Preferred Stock. Subsequent to March 30, 2004, dividends are payable, at the option of the Company, either in cash or additional shares of Series A Redeemable Convertible Preferred Stock. At December 31, 2002, accrued dividends aggregated $286,200 and are included in redeemable convertible preferred stock on the consolidated balance sheet.

         Each share of the Series A Redeemable Convertible Preferred Stock is convertible at the option of the holder, at any time, into one share of Common Stock of the Company, $0.10 par value, at a conversion price equal to the fair value of the Common Stock at the date the redeemable convertible preferred stock was issued, subject to adjustment for the effects of subsequent Common Stock splits or stock dividends. At December 31, 2002, the redeemable convertible preferred stock was convertible into Common Stock at a price of $150,000 per common share. As of December 31, 2002, there were 44.31 shares of Common Stock reserved for such conversion.

         The Series A Redeemable Convertible Preferred Stock is not redeemable on or prior to March 30, 2004. To the extent the Company shall have funds legally available to redeem these shares, the Company may redeem these shares, in whole or, with the consent of the holders of a majority of the outstanding Series A Redeemable Convertible Preferred Stock, in part, at a redemption of $150,000 per share, in cash, together with accrued and unpaid dividends. To the extent the Company shall have funds legally available to redeem these shares on March 30, 2008, the Company is required to redeem all outstanding shares of Series A Redeemable Convertible Preferred Stock at a redemption price per share equal to $150,000 in cash, together with accrued and unpaid dividends. The holders of the Series A Redeemable Convertible Preferred Stock have liquidation rights equal to their original investment plus accrued but unpaid dividends.

         The Company has not paid any dividends on the Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain its earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. In addition, the Company's current credit facility and the indenture governing its notes contain restrictive covenants which have the effect of limiting the Company's ability to pay dividends or distributions to its stockholders.


NOTE 14- COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Lease Agreements
----------------
         The Company is obligated under various capital leases for certain machinery and equipment which expire on various dates through 2006 (see Note 6). At December 31, 2001 and 2002, the amount of machinery and equipment and related accumulated amortization recorded under capital leases and included with property, plant and equipment consisted of the following (dollars in thousands):

                                                             2001         2002
                                                           -------       ------
Machinery and equipment  ............................       $7,291       $4,343
Less: accumulated amortization  .....................       (4,111)      (3,382)
                                                           -------       ------
                                                           $ 3,180       $  961
                                                           =======       ======

         Amortization of assets held under capitalized leases is included in depreciation expense.

         The Company has several non-cancelable operating leases principally for office, distribution and manufacturing facilities, showrooms, and warehouse equipment that expire on various dates through 2017. These leases generally contain renewal options and require the Company to pay real estate taxes, utilities and related insurance.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002


         At December 31, 2002, future minimum lease payments under all operating leases consisted of the following (dollars in thousands):

         2003.....................................    $12,146
         2004.....................................      9,802
         2005.....................................      8,598
         2006.....................................      6,913
         2007.....................................      6,251
         Thereafter...............................     10,523
                                                      -------
                                                      $54,233
                                                      =======

         Rent expense for the years ended December 31, 2000, 2001 and 2002 was $9,040,000, $9,450,000, and $12,705,000, respectively.

Royalty Agreements
------------------
         The Company has entered into royalty agreements with various licensors of copyrighted and trademarked characters and designs used on the Company's products which require royalty payments based on sales of the Company's products, or in some cases, annual minimum royalties.

         At December 31, 2002, the Company's commitment to pay future minimum royalties was as follows (dollars in thousands):

         2003.....................................     $4,278
         2004.....................................      3,332
         2005.....................................        270
         Thereafter...............................          -
                                                       ------
                                                       $7,880
                                                       ======

         Royalty expense for the years ended December 31, 2000, 2001 and 2002 was $4,109,000, $4,494,000, and $6,192,000, respectively.

Legal Proceedings
-----------------
         The Company is a party to certain claims and litigation in the ordinary course of business. The Company does not believe any of these proceedings will result, individually or in the aggregate, in a material adverse effect upon its financial condition or future results of operations.

Related Party Transactions
--------------------------
         During 2001, the Company amended a line of credit granted to the Chief Executive Officer, increasing the line from $1,000,000 to $1,400,000. Borrowings under the line bear interest at the Company's incremental borrowing rate in effect during the time such loan is outstanding. The interest is payable annually or, at the option of the Chief Executive Officer, accrues to the principal balance. The line of credit expires on June 15, 2004. Amounts borrowed under the line are evidenced by a limited recourse secured promissory note, secured by a lien on the equity interests that the Chief Executive Officer has in the Company. The note requires that all principal payments be made only from the equity pledged as collateral. At December 31, 2001 and 2002, borrowings, including accrued interest, under this line totaled $1,463,000 and $1,551,000, respectively.

         On June 15, 2001, the Company entered into a limited recourse secured promissory note with the President of the Company. The note evidences loans made or to be made to the President at his request, in connection with the payment of any personal federal, state or local income taxes due and payable upon and in respect of the vesting of the President's Restricted Stock (see "Note 13 -
Capital Stock"). The Company's obligation to extend loans under the note is limited to the amount of income taxes the President is actually required to pay subsequent to June 15, 2001. Amounts borrowed under the note and any interest thereon is secured by a lien on the equity interests that the President has in the Company. The note bears interest at 5.43% per annum and is payable, together with interest, on

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

January 1, 2010. The note requires that all payments of principal and interest due thereunder be made only from the equity pledged as collateral. At December 31, 2001 and 2002, the amount borrowed under the note totaled $177,000 and $391,300, respectively.

       Pursuant to the Stockholders' Agreement, Goldman Sachs, an affiliate of GSCP which owned approximately 66.5% of the Company's Common Stock (excluding the potential impact of the conversion of the redeemable convertible preferred stock) at December 31, 2002, has the exclusive right (if it so elects) to perform, through its various affiliated companies, certain investment banking and similar services for the Company on customary terms. Goldman Sachs may from time to time receive customary fees for services rendered to the Company. Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs and GSCP, has served as the arranger and syndication agent for the Company's term loans and revolving credit facilities since December 1997. On December 20, 2002, Amscan amended and restated its existing credit facility, with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole bookrunner and syndication agent. For the year ended December 31, 2000 and 2002, Amscan paid Goldman Sachs and its affiliates fees for services of $350,000 and $3,231,572, respectively. No fees were paid to Goldman Sachs and its affiliates in 2001.

         On March 30, 2001, the Company issued 40 shares of Series A Redeemable Convertible Preferred Stock to GSCP, for proceeds of $6.0 million (see Note 13). Dividends are cumulative and payable annually at 6% per annum. Dividends payable on or prior to March 30, 2004, are payable in additional shares of Series A Redeemable Convertible Preferred Stock. Subsequent to March 30, 2004, dividends are payable, at the option of the Company, either in cash or additional shares of Series A Redeemable Convertible Preferred Stock. At December 31, 2002, 42.40 shares of Series A Redeemable Convertible Preferred Stock were issued and outstanding and accrued dividends aggregated $286,200.


NOTE 15 - SEGMENT INFORMATION

Industry Segments
-----------------
       The Company manages its operations as one industry segment which involves the design, manufacture, contract for manufacture and distribution of party goods, including decorative party goods, metallic balloons, stationery and gift items.

Geographic Segments
-------------------
       The Company's export sales, other than those intercompany sales reported below as sales between geographic areas, are not material. Sales between geographic areas primarily consist of sales of finished goods for distribution in the foreign markets. No single foreign operation is significant to the Company's consolidated operations. Sales between geographic areas are made at cost plus a share of operating profit.

       The Company's geographic area data for each of the three years ended December 31, 2000, 2001 and 2002 were as follows (dollars in thousands):

                                                      Domestic       Foreign     Eliminations   Consolidated
                                                      --------       -------     ------------   ------------
2000
----
Sales to unaffiliated customers .................     $ 278,508     $  44,976                    $ 323,484
Sales between geographic areas ..................        20,408                   $ (20,408)
                                                      ---------     ---------     ---------      ---------
Net sales .......................................     $ 298,916     $  44,976     $ (20,408)     $ 323,484
                                                      =========     =========     =========      =========

Income from operations ..........................     $  35,190     $   4,575     $     225      $  39,990
                                                      =========     =========     =========
Interest expense, net ...........................                                                   26,355
Other expense, net ..............................                                                       96
                                                                                                 ---------
Income before income taxes and minority interests                                                $  13,539
                                                                                                 =========

Long-lived assets ...............................     $ 128,635     $   7,034                    $ 135,669
                                                      =========     =========                    =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                                                      Domestic       Foreign     Eliminations   Consolidated
                                                      --------       -------     ------------   ------------
2001
----
Sales to unaffiliated customers .................     $ 297,585     $  47,598                    $ 345,183
Sales between geographic areas ..................        24,051                   $ (24,051)
                                                      ---------     ---------     ---------      ---------
Net sales .......................................     $ 321,636     $  47,598     $ (24,051)     $ 345,183
                                                      =========     =========     =========      =========

Income from operations ..........................     $  39,385     $   2,430     $   1,071      $  42,886
                                                      =========     =========     =========
Interest expense, net ...........................                                                   24,069
Other expense, net ..............................                                                       24
                                                                                                 ---------
Income before income taxes and minority interests                                                $  18,793
                                                                                                 =========

Long-lived assets ...............................     $ 151,578     $   6,600                    $ 158,178
                                                      =========     =========                    =========

                                                      Domestic       Foreign     Eliminations   Consolidated
                                                      --------       -------     ------------   ------------
2002
----
Sales to unaffiliated customers .................     $ 332,187     $  53,416                    $ 385,603
Sales between geographic areas ..................        23,156                   $ (23,156)
                                                      ---------     ---------     ---------      ---------
Net sales .......................................     $ 355,343     $  53,416     $ (23,156)     $ 385,603
                                                      =========     =========     =========      =========

Income from operations ..........................     $  46,481     $   1,410     $     824      $  48,715
                                                      =========     =========     =========
Interest expense, net ...........................                                                   21,792
Other income, net ...............................                                                     (311)
                                                                                                 ---------
Income before income taxes and minority interests                                                $  27,234
                                                                                                 =========

Long-lived assets ...............................     $ 179,363     $   7,364                    $ 186,727
                                                      =========     =========                    =========


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts for cash and cash equivalents, accounts receivables, deposits and other current assets, loans and notes payable, accounts payable, accrued expenses and other current liabilities approximate fair value at December 31, 2001 and 2002 because of the short-term maturity of those instruments or their variable rates of interest.

         The estimated fair value of the Company's $110,000,000 Notes at December 31, 2001 and 2002, was $87,835,000 and $101,772,000, respectively. The carrying amounts of the Company's borrowings under its Credit Agreement and other revolving credit facilities approximate fair value because such obligations generally bear interest at floating rates. The carrying amounts for other long-term debt approximate fair value at December 31, 2001 and 2002, based on the discounted future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.


NOTE 17 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     All derivative financial instruments that qualify for hedge accounting, such as interest rate swaps and foreign currency exchange agreements, are recognized on the balance sheet at fair value and changes in fair value are recognized periodically in either income or shareholders' deficit (as a component of other comprehensive income). For derivative financial instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a cash flow hedge, if any, is determined based on the dollar-offset method (i.e., the gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item) and isrecognized in current earnings during the period of change. As long as hedge effectiveness is maintained, the Company's interest rate swap arrangements and foreign currency exchange agreements qualify for hedge accounting as cash flow hedges.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002



Interest Rate Risk Management
-----------------------------
         As part of the Company's risk management strategy, the Company periodically uses interest rate swap agreements to hedge the variability of cash flows on floating rate debt obligations (see Note 6). Accordingly, the interest rate swap agreements are reflected in the consolidated balance sheet at fair value and the related gains and losses on these contracts are deferred in stockholders' deficit and recognized in interest expense over the same period in which the related interest payments being hedged are recognized in income. To effectively fix the interest rate of its $10,000,000 mortgage note (see Note 6), the Company entered into an interest rate swap agreement with a financial institution for a notional amount of $10,000,000, agreeing to receive 30-day LIBOR and to pay 5.65%. The fair value of interest rate swaps is the estimated amount that the counterparty would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. At December 31, 2002, this hedge had an unrealized net loss of $644,000, which has been included in accumulated other comprehensive loss (see Note 18). As this hedge is 100% effective, there is no current impact on earnings due to hedge ineffectiveness. At December 31, 2001, the fair value of the interest rate swap agreement was immaterial.

Foreign Exchange Risk Management
--------------------------------
         A portion of the Company's cash flows is derived from transactions denominated in foreign currencies. The United States dollar value of transactions denominated in foreign currencies fluctuates as the United States dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, including the British Pound Sterling and the Euro, the Company enters into foreign exchange contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily inter-company inventory purchases and trade receivables. No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of foreign contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. At December 31, 2001 and 2002, the Company had contracts in the notional amounts of $10.4 million and $20.4 million of foreign currency exchange contracts. The foreign currency exchange contracts are reflected in the consolidated balance sheet at fair value and the related gains and losses on these contracts are deferred in stockholders' deficit. The fair value adjustment at December 31, 2001 and 2002 are unrealized net losses of $114,000, and $466,000, respectively, which have been included in accumulated other comprehensive loss. The Company anticipates that all gains and losses in accumulated other comprehensive loss related to foreign exchange contracts will be reclassified into earnings by December 2003.


NOTE 18 - COMPREHENSIVE INCOME

          Comprehensive   income   consisted  of  the   following   (dollars  in
thousands):

                                                                   Years Ended December 31,
                                                                   ------------------------
                                                                 2000        2001        2002
                                                               --------    --------    --------

Net income .................................................   $  8,116    $ 11,302    $ 16,465
Net change in cumulative translation adjustment ............     (1,457)       (434)      1,304
Cumulative effect of a change in accounting principle
   to recognize the fair value of the Company's interest
   rate swap contracts, net of taxes of $148 (see Note 17) .                   (227)
Change in fair value of the Company's interest rate
   swap contracts, net of taxes of $(148) and $421,
   respectively (see Note 17) ..............................                    227        (644)
Change in fair value of the Company's foreign
   exchange contracts, net of taxes of $76 and $229,
      respectively (see Note 17) ...........................                   (114)       (352)
                                                               --------    --------    --------
                                                               $  6,659    $ 10,754    $ 16,773
                                                               ========    ========    ========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002



         Accumulated other comprehensive loss consisted of the following at December 31 (dollars in thousands):

                                                              2001        2002
                                                            -------    -------

Cumulative translation adjustment .......................   $(2,779)   $(1,475)
Interest rate swap contract qualifying as a hedge, net of
     taxes of $421 ......................................      --         (644)
Foreign exchange contracts qualifying as hedges,
     net of taxes of $76 and $305, respectively .........      (114)      (466)
                                                            -------    -------
                                                            $(2,893)   $(2,585)
                                                            =======    =======

NOTE 19 - CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

         On December 20, 2002, Amscan amended and restated its existing credit facility (see Notes 5 and 6). Under the terms of the Credit Agreement, the Lenders agreed to amend and restate the Company's existing bank credit agreements in their entirety and to provide a $200,000,000 senior secured facility consisting of a $170,000,000 Term Loan and up to $30,000,000 aggregate principal amount of revolving loans under the Revolver. The proceeds of the Term Loan were used to redesignate and replace the Company's AXEL term loan and revolver borrowings existing under the Bank Credit Facilities at the closing date and to pay certain fees and expenses associated with the refinancing.

         On December 19, 1997, the Company also issued $110,000,000 aggregate principal amount of 9.875% senior subordinated notes due in December 2007 (see
Note 6). The repayment of the Notes and borrowings under the Credit Agreement are guaranteed jointly and severally, fully and unconditionally, by the following wholly-owned Guarantor subsidiaries:

      o   Amscan Inc.
      o   Trisar, Inc.
      o   Am-Source, LLC
      o   Anagram International, Inc.
      o   Anagram International Holdings, Inc.
      o   Anagram International, LLC
      o   M&D Balloons, Inc.
      o   SSY Realty Corp.
      o   JCS Realty Corp.
      o   Anagram Eden Prairie Property Holdings LLC

        Non-guarantor subsidiaries ("Non-guarantors") include the following:

      o   Amscan Distributors (Canada) Ltd.
      o   Amscan Holdings Limited
      o   Amscan (Asia-Pacific) Pty. Ltd.
      o   Amscan Partyartikel GmbH
      o   Amscan Svenska AB
      o   Amscan de Mexico, S.A. de C.V.
      o   Anagram International (Japan) Co., Ltd.
      o   Anagram Mexico S. de R.L. de C.V.
      o   Anagram Espana, S.A.
      o   Anagram France S.C.S.


         The following consolidating information presents consolidating balance sheets as of December 31, 2001 and 2002, and the related consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2002 for the combined Guarantors and the combined Non-guarantors and elimination entries necessary to consolidate the entities comprising the combined companies.

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                           CONSOLIDATING BALANCE SHEET
                                December 31, 2001
                             (Dollars in thousands)
                                   (Unaudited)

                                                         Amscan
                                                      Holdings and    Combined
                                                        Combined         Non-
                                                       Guarantors     Guarantors     Eliminations   Consolidated
                                                       ----------     ----------     ------------   ------------
ASSETS
Current assets:
     Cash and cash equivalents ...................     $      60      $     956                      $   1,016
     Accounts receivable, net ....................        56,408          8,631                         65,039
     Inventories .................................        65,939          7,414      $     (771)        72,582
     Prepaid expenses and other current assets ...        12,339          1,320                         13,659
                                                       ---------      ---------      ----------      ---------
     Total current assets ........................       134,746         18,321            (771)       152,296
Property, plant and equipment, net ...............        93,420          1,169                         94,589
Goodwill, net ....................................        51,136          4,849                         55,985
Notes receivable from officers ...................         1,640                                         1,640
Other assets, net ................................        22,859          4,880         (21,775)         5,964
                                                       ---------      ---------      ----------      ---------
     Total assets ................................     $ 303,801      $  29,219      $  (22,546)     $ 310,474
                                                       =========      =========      ==========      =========

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED AND COMMON STOCK
    AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
     Loans and notes payable .....................     $     700      $    --                        $     700
     Accounts payable ............................        32,127            956                         33,083
     Accrued expenses ............................        12,178          3,869                         16,047
     Income taxes payable ........................         2,225             73                          2,298
     Current portion of long-term
       obligations ...............................         3,318            137                          3,455
                                                       ---------      ---------      ----------      ---------
     Total current liabilities ...................        50,548          5,035                         55,583
Long-term obligations, excluding
  current portion ................................       278,198            245                        278,443
Deferred income tax liabilities ..................        15,181                                        15,181
Other ............................................           189         14,236      $  (12,072)         2,353
                                                       ---------      ---------      ----------      ---------
Total liabilities ................................       344,116         19,516         (12,072)       351,560

Redeemable convertible preferred stock ...........         6,270                                         6,270
Redeemable Common Stock ..........................        29,949                                        29,949

Commitments and Contingencies

Stockholders' (deficit) equity:
     Common Stock ................................                          339            (339)          --
     Additional paid-in capital ..................           299            658            (658)           299
     Unamortized restricted Common Stock
        award, net ...............................           (94)                                          (94)
     Notes receivable from stockholders ..........          (601)                                         (601)
     (Deficit) retained earnings .................       (73,245)        11,082         (11,853)       (74,016)
     Accumulated other comprehensive loss ........        (2,893)        (2,376)          2,376         (2,893)
                                                       ---------      ---------      ----------      ---------
         Total stockholders' (deficit) equity ....       (76,534)         9,703         (10,474)       (77,305)
                                                       ---------      ---------      ----------      ---------
         Total liabilities, redeemable convertible
             preferred and Common Stock and
                 stockholders' (deficit) equity ..     $ 303,801      $  29,219      $ (22,546)     $ 310,474
                                                       =========      =========      =========      =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (Dollars in thousands)
                                   (Unaudited)

                                                         Amscan
                                                      Holdings and     Combined
                                                        Combined         Non-
                                                       Guarantors     Guarantors    Eliminations   Consolidated
                                                       ----------     ----------    ------------   ------------

ASSETS
Current assets:
     Cash and cash equivalents ...................     $   1,483      $     917                     $   2,400
     Accounts receivable, net ....................        62,520         11,727                        74,247
     Inventories .................................        83,659         11,138      $    (907)        93,890
     Prepaid expenses and other current assets ...        13,411          2,280           (458)        15,233
                                                       ---------      ---------      ---------      ---------
     Total current assets ........................       161,073         26,062         (1,365)       185,770
Property, plant and equipment, net ...............        98,951          1,353                       100,304
Goodwill, net ....................................        68,611          5,640                        74,251
Notes receivable from officers ...................         1,942                                        1,942
Other assets, net ................................        34,788            627        (25,185)        10,230
                                                       ---------      ---------      ---------      ---------
     Total assets ................................     $ 365,365      $  33,682      $ (26,550)     $ 372,497
                                                       =========      =========      =========      =========

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED AND COMMON STOCK
    AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
     Loans and notes payable .....................     $    --        $    --                       $    --
     Accounts payable ............................        37,813          1,432                        39,245
     Accrued expenses ............................        15,937          5,587                        21,524
     Income taxes payable ........................         3,037                     $    (512)         2,525
     Current portion of long-term
       obligations ...............................         3,052            168                         3,220
                                                       ---------      ---------      ---------      ---------
     Total current liabilities ...................        59,839          7,187           (512)        66,514
Long-term obligations, excluding
  current portion ................................       295,274            146                       295,420
Deferred income tax liabilities ..................        17,360                                       17,360
Other ............................................         1,153         16,052        (14,888)         2,317
                                                       ---------      ---------      ---------      ---------
Total liabilities ................................       373,626         23,385        (15,400)       381,611

Redeemable convertible preferred stock ...........         6,646                                        6,646
Redeemable Common Stock ..........................        30,523                                       30,523

Commitments and Contingencies

Stockholders' (deficit) equity:
     Common Stock ................................                          339           (339)          --
     Additional paid-in capital ..................        14,814            658           (658)        14,814
     Unamortized restricted Common Stock
        award, net ...............................          (323)                                        (323)
     Notes receivable from stockholders ..........          (638)                                        (638)
     (Deficit) retained earnings .................       (56,698)        11,198        (12,051)       (57,551)
     Accumulated other comprehensive loss ........        (2,585)        (1,898)         1,898         (2,585)
                                                       ---------      ---------      ---------      ---------
         Total stockholders' (deficit) equity ....       (45,430)        10,297        (11,150)       (46,283)
                                                       ---------      ---------      ---------      ---------
         Total liabilities, redeemable convertible
             preferred and Common Stock and
                stockholders' (deficit) equity ...     $ 365,365      $  33,682      $ (26,550)     $ 372,497
                                                       =========      =========      =========      =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 2000
                             (Dollars in thousands)
                                   (Unaudited)


                                              Amscan
                                           Holdings and    Combined
                                             Combined        Non-
                                            Guarantors    Guarantors    Eliminations  Consolidated
                                            ----------    ----------    ------------  ------------

Net sales .............................     $ 299,647      $  43,913     $ (20,076)     $ 323,484
Cost of sales .........................       198,582         28,399       (20,109)       206,872
                                            ---------      ---------     ---------      ---------
         Gross profit .................       101,065         15,514            33        116,612
Operating expenses:
    Selling expenses ..................        23,066          5,512                       28,578
    General and administrative expenses        27,014          5,136          (192)        31,958
    Provision for doubtful accounts ...         6,896            237                        7,133
    Art and development costs .........         8,453                                       8,453
    Restructuring charges .............           500                                         500
                                            ---------      ---------     ---------      ---------
         Income from operations .......        35,136          4,629           225         39,990
Interest expense, net .................        25,725            630                       26,355
Other (income) expense, net ...........        (2,642)           393         2,345             96
                                            ---------      ---------     ---------      ---------
     Income before income taxes
        and minority interests ........        12,053          3,606        (2,120)        13,539
Income tax expense ....................         3,970          1,378                        5,348
Minority interests ....................                           75                           75
                                            ---------      ---------     ---------      ---------
     Net income .......................     $   8,083      $   2,153     $  (2,120)     $   8,116
                                            =========      =========     =========      =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 2001
                             (Dollars in thousands)
                                   (Unaudited)


                                                  Amscan
                                               Holdings and     Combined
                                                 Combined         Non-
                                                Guarantors     Guarantors   Eliminations  Consolidated
                                                ----------     ----------   ------------  ------------

Net sales .................................     $ 321,327      $  45,380     $ (21,524)     $ 345,183
Cost of sales .............................       214,505         31,751       (21,220)       225,036
                                                ---------      ---------     ---------      ---------
         Gross profit .....................       106,822         13,629          (304)       120,147
Operating expenses:
    Selling expenses ......................        26,355          5,059                       31,414
    General and administrative expenses ...        28,728          5,972        (1,383)        33,317
    Provision for doubtful accounts .......         3,582            176                        3,758
    Art and development costs .............         8,772                                       8,772
                                                ---------      ---------     ---------      ---------
     Income from operations ...............        39,385          2,422         1,079         42,886
Interest expense, net .....................        23,442            627                       24,069
Other (income) expense, net ...............        (2,611)            61         2,574             24
                                                ---------      ---------     ---------      ---------
     Income before income taxes
     and minority interests ...............        18,554          1,734        (1,495)        18,793
Income tax expense ........................         6,948            475                        7,423
Minority interests ........................                           68                           68
                                                ---------      ---------     ---------      ---------
     Net income ...........................        11,606          1,191        (1,495)        11,302
         Dividend on redeemable convertible
          preferred stock .................           270                                         270
                                                ---------      ---------     ---------      ---------
Net income applicable to common shares ....     $  11,336      $   1,191     $  (1,495)     $  11,032
                                                =========      =========     =========      =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 2002
                             (Dollars in thousands)
                                   (Unaudited)


                                                             Amscan
                                                          Holdings and     Combined
                                                            Combined         Non-
                                                           Guarantors     Guarantors    Eliminations   Consolidated
                                                           ----------     ----------    ------------   ------------

Net sales ............................................     $ 350,585      $  53,416      $ (18,398)     $ 385,603
Cost of sales ........................................       233,112         38,130        (18,262)       252,980
                                                           ---------      ---------      ---------      ---------
         Gross profit ................................       117,473         15,286           (136)       132,623
Operating expenses:
    Selling expenses .................................        28,586          6,033                        34,619
    General and administrative expenses ..............        26,764          6,252           (960)        32,056
    Provision for doubtful accounts ..................         2,147            861                         3,008
    Art and development costs ........................        10,301                                       10,301
     Write-off of deferred financing and IPO-related
          costs ......................................         2,261                                        2,261
    Restructuring charges ............................           933            730                         1,663
                                                           ---------      ---------      ---------      ---------
         Income from operations ......................        46,481          1,410            824         48,715
Interest expense, net ................................        21,121            671                        21,792
Other (income) expense, net ..........................        (2,182)         2,327           (456)          (311)
                                                           ---------      ---------      ---------      ---------
Income (loss) before income taxes
  and minority interests .............................        27,542         (1,588)         1,280         27,234
Income tax expense (benefit) .........................        10,995           (184)           (54)        10,757
Minority interests ...................................                           12                            12
                                                           ---------      ---------      ---------      ---------
Net income (loss) ....................................        16,547         (1,416)         1,334         16,465
         Dividend on redeemable convertible
             preferred stock .........................           376                                          376
                                                           ---------      ---------      ---------      ---------
         Net income (loss) applicable to common shares     $  16,171      $  (1,416)     $   1,334      $  16,089
                                                           =========      =========      =========      =========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 2000
                             (Dollars in thousands)
                                   (Unaudited)


                                                                   Amscan Holdings  Combined
                                                                     and Combined      Non-
                                                                      Guarantors    Guarantors  Eliminations  Consolidated
                                                                      ----------    ----------  ------------  ------------

Cash flows from operating activities:
    Net income ..................................................     $  8,191      $  2,153      $ (2,228)    $  8,116
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ............................       13,940           547                     14,487
       Amortization of deferred financing costs .................          902                                      902
       Loss (gain) on disposal of property, plant and equipment .            8           (17)                        (9)
       Provision for doubtful accounts ..........................        6,896           237                      7,133
       Amortization of restricted Common Stock award ............           51                                       51
       Deferred income tax provision ............................        1,761                                    1,761
       Changes in operating assets and liabilities:
              (Increase) decrease in accounts receivable ........      (14,553)        1,658                    (12,895)
              (Increase) decrease in inventories ................      (12,220)          (93)          (33)     (12,346)
              Decrease (increase) in prepaid expenses, other
                 current assets and other, net ..................        2,726        (1,377)        2,261        3,610
              Increase (decrease) in accounts payable, accrued
                 expenses and income taxes payable ..............       10,160        (1,091)                     9,069
                                                                      --------      --------      --------     --------
              Net cash provided by operating activities .........       17,862         2,017          --         19,879

Cash flows from investing activities:
    Capital expenditures ........................................      (18,092)         (484)                   (18,576)
    Proceeds from disposal of property, plant and equipment .....            9            92                        101
                                                                      --------      --------      --------     --------
              Net cash used in investing activities .............      (18,083)         (392)                   (18,475)

Cash flows from financing activities:
    Proceeds from the exercise of Common Stock options ..........            8                                        8
    Proceeds from loans, notes payable and long-term obligations         5,750          (103)                     5,647
    Repayment of loans, notes payable and long-term obligations .       (4,738)         (146)                    (4,884)
    Loans to officers under notes ...............................         (621)                                    (621)
    Other .......................................................          484          (389)                        95
                                                                      --------      --------      --------     --------
              Net cash provided by (used in) financing activities          883          (638)                       245
Effect of exchange rate changes on cash and cash equivalents ....         (193)         (836)                    (1,029)
                                                                      --------      --------      --------     --------
              Net increase in cash and cash equivalents .........          469           151                        620
Cash and cash equivalents at beginning of year ..................          141           708                        849
                                                                      --------      --------      --------     --------
Cash and cash equivalents at end of year ........................     $    610      $    859      $   --       $  1,469
                                                                      ========      ========      ========     ========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 2001
                             (Dollars in thousands)
                                   (Unaudited)


                                                                         Amscan Holdings    Combined
                                                                          and Combined        Non-
                                                                           Guarantors      Guarantors    Eliminations  Consolidated
                                                                           ----------      ----------    ------------  ------------

Cash flows from operating activities:
    Net income .......................................................      $ 11,606       $  1,191       $  (1,495)     $ 11,302
    Adjustments to reconcile net income to net
      cash provided by operating activities:
       Depreciation and amortization .................................        14,863            605                        15,468
       Amortization of deferred financing costs ......................           998                                          998
       Loss (gain) on disposal of property, plant and equipment ......             7            (20)                          (13)
       Provision for doubtful accounts ...............................         3,582            176                         3,758
       Amortization of restricted Common Stock award .................           260                                          260
       Deferred income tax provision .................................         1,543             77                         1,620
       Changes in operating assets and liabilities:
              (Increase) decrease in accounts receivable .............        (6,165)             3                        (6,162)
              (Increase) decrease in inventories .....................          (142)        (1,396)            304        (1,234)
              (Increase) decrease in prepaid expenses, other
                 current assets and other, net .......................        (5,967)           588           1,191        (4,188)
              Increase (decrease) in accounts payable, accrued
                 expenses and income taxes payable ...................         4,801           (358)                        4,443
                                                                            --------       --------       ---------      --------
              Net cash provided by operating activities ..............        25,386            866            --          26,252

Cash flows from investing activities:
    Capital expenditures .............................................       (37,033)          (446)                      (37,479)
    Proceeds from disposal of property, plant and equipment ..........             3             52                            55
                                                                            --------       --------       ---------      --------
              Net cash used in investing activities ..................       (37,030)          (394)                      (37,424)

Cash flows from financing activities:
    Proceeds from issuance of redeemable convertible preferred stock .         6,000                                        6,000
    Proceeds from the exercise of Common Stock options ...............            41                                           41
    Proceeds from loans, notes payable and long-term obligations, net
       of debt issuance costs of $557 ................................        19,443                                       19,443
    Repayment of loans, notes payable and long-term obligations ......       (13,341)          (154)                      (13,495)
    Loans to officers under notes ....................................          (953)                                        (953)
    Other ............................................................           (42)           (24)                          (66)
                                                                            --------       --------       ---------      --------
              Net cash provided by (used in) financing activities ....        11,148           (178)                       10,970
Effect of exchange rate changes on cash and cash equivalents .........           (48)          (203)                         (251)
                                                                            --------       --------       ---------      --------
              Net (decrease) increase in cash and cash equivalents ...          (544)            91                          (453)
Cash and cash equivalents at beginning of year .......................           604            865                         1,469
                                                                            --------       --------       ---------      --------
Cash and cash equivalents at end of year .............................      $     60       $    956       $    --        $  1,016
                                                                            ========       ========       =========      ========

                              AMSCAN HOLDINGS, INC.
             Notes to Consolidated Financial Statements (Continued)
                                December 31, 2002

                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 2002
                             (Dollars in thousands)
                                   (Unaudited)


                                                                          Amscan Holdings   Combined
                                                                           and Combined       Non-
                                                                            Guarantors     Guarantors   Eliminations    Consolidated
                                                                            ----------     ----------   ------------    ------------

Cash flows from operating activities:
    Net income (loss) ..................................................    $  16,547      $  (1,416)     $  1,334       $  16,465
    Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
       Depreciation and amortization ...................................       13,443            519                        13,962
       Amortization of deferred financing costs ........................        1,202                                        1,202
       (Gain) loss on disposal of property, plant and equipment ........         (348)            94                          (254)
       Provision for doubtful accounts .................................        2,147            861                         3,008
       Write-off of deferred financing costs ...........................        1,460                                        1,460
       Amortization of restricted Common Stock awards ..................          236                                          236
       Deferred income tax provision (benefit) .........................        5,013           (144)                        4,869
       Changes in operating assets and liabilities, net of acquisition:
              Increase in accounts receivable ..........................       (4,528)        (3,406)                       (7,934)
              (Increase) decrease in inventories .......................      (13,710)        (1,817)          136         (15,391)
              (Increase) decrease in prepaid expenses, other
                 current assets and other, net .........................       (4,949)         4,338        (1,416)         (2,027)
              Increase (decrease) in accounts payable, accrued
                 expenses and income taxes payable .....................        3,665          1,122           (54)          4,733
                                                                            ---------      ---------      --------       ---------
              Net cash provided by operating activities ................       20,178            151          --            20,329

Cash flows from investing activities:
    Cash paid in connection with acquisition ...........................      (13,548)                                     (13,548)
    Capital expenditures ...............................................      (17,248)          (464)                      (17,712)
    Proceeds from disposal of property, plant and equipment ............          481             49                           530
                                                                            ---------      ---------      --------       ---------
              Net cash used in investing activities ....................      (30,315)          (415)                      (30,730)

Cash flows from financing activities:
    Proceeds from loans, notes payable and long-term obligations, net of
       debt issuance costs (including original issue discount) of $6,032      163,968                                      163,968
    Repayment of loans, notes payable and long-term obligations ........     (152,198)          (153)                     (152,351)
    Loans to officers under notes ......................................         (200)                                        (200)
                                                                            ---------      ---------      --------       ---------
              Net cash provided by (used in) financing activities ......       11,570           (153)                       11,417
Effect of exchange rate changes on cash and cash equivalents ...........          (10)           378                           368
                                                                            ---------      ---------      --------       ---------
              Net increase (decrease) in cash and cash equivalents .....        1,423            (39)                        1,384
Cash and cash equivalents at beginning of year .........................           60            956                         1,016
                                                                            ---------      ---------      --------       ---------
Cash and cash equivalents at end of year ...............................    $   1,483      $     917      $   --         $   2,400
                                                                            =========      =========      ========       =========

                                   SCHEDULE II
                              AMSCAN HOLDINGS, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                  Years Ended December 31, 2000, 2001 and 2002
                             (Dollars in thousands)


                                      Beginning                               Ending
                                       Balance    Write-offs   Additions      Balance
                                       -------    ----------   ---------      -------
Allowance for Doubtful Accounts:
    For the year ended:
       December 31, 2000 .......       $6,172       $8,059       $7,133       $5,246
       December 31, 2001 .......        5,246        5,067        3,758        3,937
       December 31, 2002 .......        3,937        1,818        3,008        5,127

                                      Beginning                               Ending
                                       Balance    Write-offs   Additions      Balance
                                       -------    ----------   ---------      -------
Inventory Reserves:
    For the year ended:
       December 31, 2000 .......       $2,029       $1,075       $1,478       $2,432
       December 31, 2001 .......        2,432          722        1,596        3,306
       December 31, 2002 .......        3,306        1,187        1,259        3,378

================================================================================






                              AMSCAN HOLDINGS, INC.

                        9 7/8% SENIOR SUBORDINATED NOTES

                                    DUE 2007

                   ($110,000,000 PRINCIPAL AMOUNT OUTSTANDING)






================================================================================